Exhibit 99.9

Treasury Board Secretariat Public Accounts of Ontario Annual Report and Consolidated Financial Statements 2023–2024

Treasury Board Secretariat Office of the President Room 4320, Whitney Block 99 Wellesley Street West Toronto, ON M7A 1W3 Tel.: 416-327-2333	Ministry of Finance Office of the Minister 7th Floor, Frost Building South 7 Queen’s Park Crescent Toronto ON M7A 1Y7 Tel.: 416-325-0400	Secrétariat du Conseil du Trésor Bureau de la présidente Édifice Whitney, bureau 4320 99, rue Wellesley Ouest Toronto (Ontario) M7A 1W3 Tél. : 416 327-2333	Ministère des Finances Bureau du ministre 7 étage, Édifice Frost Sud 7 Queen’s Park Crescent Toronto (Ontario) M7A 1Y7 Tél. : 416-325-0400

The Honourable Edith Dumont, OC, OOnt

Lieutenant Governor of Ontario

Legislative Building

Queen’s Park

Toronto, ON M7A 1A1

May It Please Your Honour:

The undersigned have the privilege to present the Public Accounts of the Province of Ontario for the fiscal year ended March 31, 2024, in accordance with the requirements of the Financial Administration Act.

Respectfully submitted,

Original signed by	Original signed by

The Honourable Caroline Mulroney	The Honourable Peter Bethlenfalvy
President of the Treasury Board	Minister of Finance
Toronto, September 2024	Toronto, September 2024

Financial Statement Discussion and Analysis, 2023–2024	i

CONSOLIDATED FINANCIAL STATEMENTS

ii	Financial Statement Discussion and Analysis, 2023–2024

Foreword

I am pleased to present the 2023–24 Public Accounts for the Province of Ontario. The Public Accounts provide the people of Ontario with a clear and comprehensive view of the province’s finances. This year marks the seventh year in a row that the Public Accounts has received a clean audit opinion from the province’s Auditor General.

This document outlines the care our government has taken to continue delivering on our commitments set out in the 2023 Budget: Building a Strong Ontario while safeguarding the province’s economic position for future generations.

Here in Ontario, we are creating more jobs with bigger paycheques for workers, while keeping costs down for families and businesses. Our plan is attracting domestic and international manufacturing investments, expanding the province’s electricity capacity, kickstarting innovation and helping small businesses thrive.

The 2023–24 Public Accounts shows that our government is building Ontario by investing $195.2 billion across all programs. This represents a 4.7 per cent or $8.8 billion increase in program spending over the previous fiscal year. We are continuing on a clear path back to balance, with revenues up $52 billion since we took office.

Delivering on the most ambitious capital plan in Ontario’s history remains a priority for our government. That is why infrastructure spending increased by $4.4 billion, to a total of $23.6 billion, to build roads, public transit, hospitals, schools and other community infrastructure that people rely on. This includes eight kilometres of new lanes added to Highway 401 in Cambridge, new contract awards to build the Bradford Bypass, and our historic plan to expand the subway system by 50 per cent.

In education, our government continues to invest in the repair and construction of new schools. Approximately $1.4 billion in funding supported nearly 3,500 repair and rehabilitation projects. In the 2023–24 school year, 21 new schools and additions were opened, creating over 7,000 new student spaces, including six French-language school projects and over 700 child care spaces. That means more Ontario students have begun the school year in modern, state-of-the-art classrooms.

In health care, our government has continued to bring care closer to home. By increasing investments in the health sector by $7 billion or 8.9 per cent in 2023–24, more money is being directed towards local hospitals and health care facilities to support more convenient care closer to where people live.

To help ensure public safety, our government has increased investment in the justice sector by 10.9 per cent, to a total of $6 billion. This includes fighting auto theft, transforming correctional services in Northern Ontario, and increasing access to justice in communities across the province.

Financial Statement Discussion and Analysis, 2023–2024	iii

The results in the 2023–24 Public Accounts show that we remain laser focused on a targeted, responsible approach to the province’s fiscal plan, creating the conditions to attract jobs and investments, building critical infrastructure and providing the people of Ontario with the services they depend on.

Our government will continue to build Ontario, so it remains the best place to work, live and raise a family, anywhere in the world.

Original signed by

The Honourable Caroline Mulroney

President of the Treasury Board

iv	Financial Statement Discussion and Analysis, 2023–2024

Introduction

The Annual Report is a key element of the Public Accounts of the Province of Ontario and is central to demonstrating the Province’s transparency and accountability in reporting its financial activities and position. Ontario’s Consolidated Financial Statements present the financial results for the 2023–24 fiscal year against the 2023 Budget released on March 23, 2023, and the financial position of the government as of March 31, 2024. As in previous years, the Annual Report also compares the current year’s results to the prior year’s results and provides a five-year trend analysis for many key financial ratios.

Producing the Public Accounts of Ontario requires the teamwork and collaboration of many stakeholders across Ontario’s public sector. The Office of the Auditor General plays a critical role in auditing and reporting on the Province’s financial statements, and the Standing Committee on Public Accounts also plays an important role in providing legislative oversight and guidance. I would like to thank everyone for their contributions and collaboration.

We welcome your comments on the Public Accounts. Please share your thoughts by email to infoTBS@ontario.ca, or by writing to the Office of the Provincial Controller, Re: Annual Report, Treasury Board Secretariat, Second Floor, Frost Building South, 7 Queen’s Park Crescent, Toronto, Ontario M7A 1Y7.

Original signed by

Carlene Alexander, CPA, CGA, MBA
Deputy Minister and Secretary of the
Treasury Board and Management Board of Cabinet
Treasury Board Secretariat

Financial Statement Discussion and Analysis, 2023–2024	1

Statement of Responsibility

The Consolidated Financial Statements are prepared by the Government of Ontario in accordance with the accounting principles for governments issued by the Public Sector Accounting Board (PSAB).

The Consolidated Financial Statements are audited by the Auditor General of Ontario in accordance with the Auditor General Act, and with Canadian generally accepted assurance standards. The Auditor General expresses an independent audit opinion on these Consolidated Financial Statements. Her report, which appears on pages 45-49, provides her audit opinion and the basis for this opinion.

Management prepares the Consolidated Financial Statements in accordance with generally accepted accounting principles for the public sector. Management is also responsible for maintaining systems of financial management and internal controls to provide reasonable assurance that transactions recorded in the Consolidated Financial Statements are within statutory authority, assets are properly safeguarded, and reliable financial information is available for preparation of these Consolidated Financial Statements.

Original signed by	Original signed by	Original signed by	Original signed by
Carlene Alexander, CPA, CGA, MBA	Jason Fitzsimmons	Beili Wong, FCPA, FCA	Khalida Noor, CPA, CA
Deputy Minister, Treasury Board Secretariat	Deputy Minister, Ministry of Finance	Comptroller General, Office of the Comptroller General Treasury Board Secretariat	Assistant Deputy Minister and Provincial Controller, Treasury Board Secretariat

August 30, 2024	August 30, 2024	August 30, 2024	August 30, 2024

The Government of Ontario is responsible for the Consolidated Financial Statements and accepts responsibility for the objectivity and integrity of these Consolidated Financial Statements and the Financial Statement Discussion and Analysis. Those charged with governance are responsible for overseeing the Government of Ontario’s financial reporting process.

Original signed by	Original signed by

The Honourable Caroline Mulroney	The Honourable Peter Bethlenfalvy
President of the Treasury Board	Minister of Finance

August 30, 2024	August 30, 2024

2	Financial Statement Discussion and Analysis, 2023–2024

FINANCIAL STATEMENT DISCUSSION AND ANALYSIS

Financial Statement Discussion and Analysis, 2023–2024	3

4	Financial Statement Discussion and Analysis, 2023–2024

Highlights

2023–24 Financial Highlights ($ Billions)					Table 1
Consolidated Statement of Operations For the fiscal year ended March 31
				Change from
	2023 Budget[1]	2023–24 Actual	2022–23 Restated Actual[1]	2023 Budget	2022–23 Restated Actual

Total Revenue	204.4	205.9	192.9	1.6	13.0

Expense

Programs	190.6	195.2	186.4	4.6	8.8

Interest on debt	14.1	11.4	12.4	(2.7)	(1.0)

Total Expense	204.7	206.6	198.8	1.9	7.8

Reserve	1.0	–	–	(1.0)	–

Annual Deficit	(1.3)	(0.6)	(5.9)	0.7	5.2

Consolidated Statement of Financial Position As at March 31

Financial Assets		144.1	133.9		10.3

Liabilities		552.1	533.7		18.4

Net Debt		(408.0)	(399.8)		(8.2)

Non-Financial Assets		163.7	153.8		9.9

Accumulated Deficit		(244.3)	(246.0)		1.7
Accumulated Deficit is Comprised of:

Accumulated Operating Deficit		(246.7)	(246.3)		(0.4)

Accumulated Remeasurement Gains		2.4	0.3		2.1

[1]   Comparatives on Budget and prior year Actuals have been reclassified to be reflected on the same basis as that used to report the Actual current year balances. Actual results for 2022–23 are also restated to reflect the implementation of Public Sector Accounting Standard (PSAS) Section PS 3610 Public Private Partnership (P3) and Section PS 3400 Revenue. See Note 17 to the Consolidated Financial Statements.

 Note: Numbers may not add due to rounding.

Financial highlights

Change from 2022–23 Actuals

●

The Ontario government recorded a $0.6 billion deficit for the fiscal year ended March 31, 2024, compared to the previous year’s restated deficit of $5.9 billion. The $5.2 billion decrease in annual deficit is mainly due to higher revenues and lower interest on debt, partially offset by an increase in program expenses. (see Table 1 above).

Financial Statement Discussion and Analysis, 2023–2024	5

●

Total revenues were $205.9 billion, which are $13.0 billion or 6.8 per cent higher than the previous year, largely due to increases in taxation revenues, transfers from the Government of Canada, Income from Investment in Government Business Enterprises and revenues reported by ministries and the broader public sector. See details on pages 8-9.

●

Total program expenses were $195.2 billion, which is $8.8 billion or 4.7 per cent higher than the previous year. Expenses are higher in the Health sector mainly due to increased compensation costs and investments in base programs to meet the growing demand of health care services; in the Education sector due to funding to support enrolment growth, commitments consistent with labour agreements reached and the continued implementation of the Canada-wide Early Learning and Child Care system; in the Postsecondary education sector mainly due to higher college spending; in the Children’s and social services sector mainly due to higher social assistance caseloads and increases to the monthly core allowances for the Ontario Disability Support Program; and in the Justice sector mainly due to investments in policing and public safety initiatives. These increases are partially offset by lower spending in the Other sector mainly due to higher expenses in 2022–23 related to the recognition of contingent liabilities for Treaty rights and Aboriginal rights and other claims against the Crown. See details on pages 13-15.

●

Interest on debt was lower than the previous year by $1.0 billion, or 8.2 per cent, as a result of higher interest and investment income and higher interest capitalization from consolidated entities. See details on page 21.

●

Non-financial assets increased by $9.9 billion from the previous year, mainly due to an increase of $11.1 billion in the net book value of Ontario’s capital assets, such as buildings and transportation infrastructure, offset by a decrease of $1.3 billion in inventory assets in personal protective equipment. Total infrastructure expenditure increased by $4.4 billion from the previous year. Ontario invested $19.1 billion in assets owned by the government and its consolidated entities, which reflect new capital investments and repairs to existing assets. The government also made $4.5 billion in additional capital investments in transfers to non-consolidated partners and other infrastructure expenditures. See details on pages 24-26.

●

Total liabilities increased by $18.4 billion and total financial assets increased by $10.3 billion, resulting in an increase of $8.2 billion or 2.0 per cent in net debt from the previous year (see details on pages 27-28). The increase of liabilities is mainly due to an increase in debt. The increase of financial assets is mainly due to higher accounts receivable from taxation revenue and higher investment in Government Business Enterprises. The accumulated deficit decreased by $1.7 billion, or 0.7 per cent, from the previous year mainly as a result of the reported deficit of $0.6 billion and accumulated remeasurement gains of $2.4 billion.

6	Financial Statement Discussion and Analysis, 2023–2024

Change from the 2023 Budget

●

The Ontario government recorded a $0.6 billion deficit for the fiscal year ended March 31, 2024, compared to a forecasted deficit of $1.3 billion in the 2023 Budget, resulting from a combination of higher revenues and lower-than-planned interest on debt, offset by increased program spending. (See Table 1 above).

●

Total revenues of $205.9 billion, were $1.6 billion or 0.8 per cent higher than planned in the 2023 Budget, mainly due to higher-than-expected income from Investment in Government Business Enterprises (GBEs) and revenues reported by ministries, consolidated government organizations including the broader public sector. This was partially offset by weaker-than-expected taxation revenues reflecting the latest actual tax assessment information for 2023 and prior years received from the Canada Revenue Agency (CRA) and lower-than-expected transfers from the Government of Canada. See details on page 10.

●

Total program expenses of $195.2 billion, were $4.6 billion or 2.4 per cent higher than the 2023 Budget. Program expenses are higher in the Education, Health and Justice sectors, mainly due to Protecting a Sustainable Public Sector for Future Generations Act, 2019 (Bill 124) funding not being built into the 2023 Budget (as remedy negotiations had not yet begun), as well as funding to support commitments consistent with labour agreements reached. Higher program expense in the Health sector is also due to higher-than-forecasted hospital spending and write-off of personal protective equipment; in the Justice sector due to investments in policing and public safety initiatives; and in the Postsecondary Education sector due to higher-than-forecasted college spending. See details on pages 17-18.

●

Interest on debt was lower than the 2023 Budget by $2.7 billion, or 19.1 per cent, due to lower- than-forecasted interest rates, higher interest capitalization from consolidated entities and an increase in interest and investment income from the broader public sector. See details on page 21.

Financial Statement Discussion and Analysis, 2023–2024	7

Analysis of 2023–24 Results

Revenue

Details of 2023–24 Actual Results ($ Billions)					Table 2
				Change from
	2023 Budget[1]	2023–24 Actual	2022–23 Restated Actual[1]	2023 Budget	2022–23 Restated Actual

Revenue

Personal Income Tax	56.0	50.8	44.2	(5.2)	6.6

Sales Tax	35.4	39.9	36.1	4.5	3.8

Corporations Tax	24.7	23.1	27.8	(1.5)	(4.7)

Employer Health Tax	8.2	8.6	7.8	0.4	0.8

Education Property Tax	5.7	5.8	6.0	0.1	(0.2)

Ontario Health Premium	4.9	5.0	4.4	0.1	0.6

Gasoline and Fuel Tax	2.9	2.1	2.7	(0.7)	(0.5)

Other Taxes	6.5	6.5	7.5	–	(1.0)

Total Taxation Revenue	144.2	141.9	136.5	(2.4)	5.3

Transfers from Government of Canada	34.8	34.3	31.3	(0.5)	3.1

Income from Investment in Government Business Enterprises	6.3	7.4	6.1	1.1	1.3

Fees, Donations and Other Revenues from Broader Public Sector Organizations	11.1	13.1	11.5	2.0	1.6

Other Non-Tax Revenue	7.9	9.2	7.5	1.4	1.8

Total Revenue	204.4	205.9	192.9	1.6	13.0

[1]  Comparatives on Budget and prior year Actuals have been reclassified to be reflected on the same basis as that used to report the Actual current year balances. Actual results for 2022–23 are also restated to reflect implementation of PSAS Section PS 3610 Public Private Partnership (P3) and Section PS 3400 Revenue. See Note 17 to the Consolidated Financial Statements.

Note: Numbers may not add due to rounding.

Change from 2022–23 Actuals

Total revenues for 2023–24 increased by $13.0 billion or 6.8 per cent from the previous year.

●

Taxation revenue increased by $5.3 billion or 3.9 per cent in 2023–24, in line with 2023 Nominal Gross Domestic product growth of 4.3 per cent. Higher revenues reported for Personal Income Tax (PIT) and Sales Tax and Ontario Health Premium (OHP) were partially offset by lower Corporations Tax (CT).

●

Transfers from Government of Canada increased by $3.1 billion or 9.8 per cent in 2023–24, mostly reflecting higher transfers from major federal funding programs including Canada Health Transfer, Canada Social Transfer, Equalization, and support for Canada-wide Early Learning and Child Care and Shared Health Priorities. This increase was partially offset by reprofiling of the National Housing Strategy funding and the expiry of COVID-19 time-limited funding.

8	Financial Statement Discussion and Analysis, 2023–2024

●

Income from Investment in Government Business Enterprises increased by $1.3 billion or 21.1 per cent in 2023–24, mainly due to higher net income from Ontario Power Generation (OPG), largely reflecting the change in the asset retirement obligations adjustment resulting from the conversion of OPG’s reporting basis from US GAAP to International Financial Reporting Standards (IFRS), and the Ontario Nuclear Funds realized gains. Revenue from the Liquor Control Board of Ontario (LCBO), Hydro One Ltd. (HOL), the Ontario Cannabis Retail Corporation (OCRC), also known as the Ontario Cannabis Store (OCS), and iGaming Ontario (iGO) are also higher compared to 2022–23. This was partially offset by lower net income from the Ontario Lottery and Gaming Corporation (OLG).

●

Fees, donations and other revenues from broader public sector organizations (BPS) increased by $1.6 billion or 13.7 per cent in 2023–24, mainly due to higher third-party revenue from colleges driven by higher revenue from international student tuition and private partnerships.

●

Other non-tax revenue increased by $1.8 billion or 23.6 per cent in 2023–24, mainly due to higher recoveries of prior-year expenditures, higher revenues from sales and rentals, fees, licences, permits, and other miscellaneous revenues reported by ministries and consolidated government organizations.

Financial Statement Discussion and Analysis, 2023–2024	9

Change from the 2023 Budget

Revenues for 2023–24 were $1.6 billion or 0.8 per cent higher than expected in the 2023 Budget.

●

Taxation revenues were $2.4 billion or 1.6 per cent lower than forecasted in the 2023 Budget, mainly due to lower-than-expected CT and PIT reflecting the latest 2023 and prior year tax assessments information available from the CRA. This was partially offset by higher-than-expected Sales Tax reflecting upward revisions to Ontario’s official 2022 and 2023 Harmonized Sales Tax (HST) entitlements by the CRA.

●

Transfers from the Government of Canada were $0.5 billion or 1.5 per cent lower, mainly due to reprofiling of funding under the Investing in Canada Infrastructure Program, the National Housing Strategy and the Canada-wide Early Learning and Child Care Agreement. This was partially offset by higher funding for the Labour Market Transfer Agreements and higher transfers to broader public sector organizations.

●

Income from GBEs was $1.1 billion or 17.1 per cent higher, mainly reflecting higher revenues from OPG, LCBO, and iGO. Higher net income from OPG was primarily due to the change in the asset retirement obligations adjustment resulting from the conversion of OPG’s reporting basis from US GAAP to International Financial Reporting Standards (IFRS), and the Ontario Nuclear Funds realized gains. LCBO’s higher net income mainly reflects lower cost of sales and other expenses. The net income from iGO represents a new revenue stream to the Province that was consolidated into the provincial financial statements after Budget 2023. This was partially offset by lower net income from the OLG.

●

Fees, donations, and other revenues from BPS were $2.0 billion or 17.7 per cent higher, mainly due to growth in third-party revenues from colleges and hospitals. Higher college sector revenues were primarily due to higher tuition from international students and private partnerships. Higher hospital sector revenues were due to higher research grants and third-party revenues from ancillary services.

●

Other non-tax revenues increased by $1.4 billion or 17.7 per cent mainly reflecting higher-than-expected recoveries of prior-year expenditures, higher revenues from fees, licences, permits, and other miscellaneous revenues reported by ministries and consolidated government organizations.

10	Financial Statement Discussion and Analysis, 2023–2024

Revenue trend

Chart 2 shows the recent trends in revenue for Ontario’s major revenue sources.

Taxation revenue

Between 2019–20 and 2023–24 taxation revenue grew at an average annual rate of 7.0 per cent, higher than the average annual rate of nominal GDP growth of 5.2 per cent.

Although economic growth and taxation revenue growth are closely linked, the relationship is affected by several factors, including but not limited to:

●

Growth in some revenue sources, such as Corporations Tax and Mining Tax, which can diverge significantly from economic growth in any given year due to the inherent volatility of business profits as well as the use of tax provisions, such as the option to carry losses forward or backward;

●	The impact of housing completions and resales on HST and Land Transfer Tax revenue, which is proportionately greater than their contribution to GDP; and

Financial Statement Discussion and Analysis, 2023–2024	11

●	Changes in volume-based gasoline and fuel taxes which are more closely aligned to growth in real GDP as opposed to nominal GDP since these revenue sources are not directly influenced by price changes.

Federal government transfers

Government of Canada transfers are based on existing federal-provincial funding arrangements and formulas. These include major federal transfers such as Canada Health Transfer, Canada Social Transfer and Equalization. There are also a number of federal transfers to the Province which are largely program-specific, such as Early Learning and Child Care, Shared Health Priorities, Labour Market Development and Infrastructure. Some transfers are ongoing while others are time-limited.

Between 2019–20 and 2023–24, Government of Canada transfers grew at an annual average rate of 7.8 per cent.

Income from Investment in Government Business Enterprises

Income from GBEs includes OPG, HOL, LCBO, OLG, OCS and iGO.

Between 2019–20 and 2023–24, income from GBEs increased at an annual average rate of 5.9 per cent reflecting revenue growth from all existing GBEs including iGO, which was consolidated into the provincial financial statements as a GBE in 2022–23 Public Accounts.

Fees, donations and other revenues from BPS

Between 2019–20 and 2023–24, revenue from BPS increased at an average annual rate of 8.9 per cent. This increase mainly reflects third-party revenue growth from existing BPS sectors (colleges, hospitals, and school boards). It also includes a new revenue stream to the Province from the children’s aid societies (CAS), which was consolidated into the provincial financial statements for the first time in the 2022–23 Public Accounts.

Other non-tax revenues

Other non-tax revenues arise from a number of sources, including sales and rentals of goods and services, fees, licences, permits, reimbursements of provincial expenditures in delivering specific services, royalties for using crown resources, and power supply contract recoveries.

Other non-tax revenues increased at an annual average rate of 6.0 per cent between 2019–20 and 2023–24.

12	Financial Statement Discussion and Analysis, 2023–2024

Expense

Details of 2023–24 Actual Results ($ Billions)					Table 3
				Change from
	2023 Budget[1,2]	2023–24 Actual	2022–23 Restated Actual[2]	2023 Budget	2022–23 Restated Actual

Expense

Health sector	81.0	85.5	78.5	4.4	7.0

Education sector[1]	34.7	37.2	34.5	2.4	2.6

Postsecondary education sector	12.1	13.2	11.8	1.1	1.5

Children’s and social services sector	19.4	19.5	18.1	0.1	1.4

Justice sector	5.4	6.0	5.4	0.7	0.6

Other programs	38.1	33.8	38.0	(4.2)	(4.2)

Total Program Expense	190.6	195.2	186.4	4.6	8.8

Interest on debt	14.1	11.4	12.4	(2.7)	(1.0)

Total Expense	204.7	206.6	198.8	1.9	7.8

Reserve	1.0	–	–	(1.0)	–

[1]  Ontario Teachers’ Pension Plan impact is included in Other programs to align with the presentation in Table 3.8 of the 2023 Budget. In the Consolidated Financial Statements, this item appears under the Education sector. Schedule 4 to the Consolidated Financial Statements provides details.

[2]  Comparatives on Budget and prior year Actuals have been reclassified to be reflected on the same basis as that used to report the Actual current year balances. Actual results for 2022–23 are also restated to reflect the implementation of PSAS Section PS 3610 Public Private Partnership (P3) and Section PS 3400 Revenue. See Note 17 to the Consolidated Financial Statements.

Note: Numbers may not add due to rounding.

Change from 2022–23 Actuals

Total program expenses for 2023–24 increased by $8.8 billion or 4.7 per cent, from $186.4 billion in the previous fiscal year to $195.2 billion.

●

Health sector expense increased by $7.0 billion or 8.9 per cent over the previous fiscal year, mainly due to increased spending in base health sector programs to meet growing demand. Key Health sector investments included:

●	$1.8 billion in additional funding to address increased compensation costs, including Bill 124 remedy settlements and agreements for physicians and nurses;

●	$1.6 billion in higher spending mainly for operating expenses in hospitals including services, supplies and equipment;

●

$1.3 billion in additional funding primarily to support increased utilization of health care services to meet Ontario’s growing population, including more visits to physicians and the introduction of new drugs onto the drug formularies;

Financial Statement Discussion and Analysis, 2023–2024	13

●	$1.1 billion increase in health sector program investments including Ontario Health Teams, emergency health services, digital health and supports to health human resources;

●	$0.7 billion in additional investments to support increased long-term care staffing and improve average direct hours of care for long-term care residents;

●	$0.5 billion in additional investments to expand and improve access to home and community care, including contract rate increases to support the workforce;

●	$0.3 billion in additional funding for the Construction Funding Subsidy to help fast-track the construction of new or redeveloped long-term care homes; and

●	The variance also reflects a $0.6 billion decrease in pandemic-related spending for long-term care homes.

●

Education sector expenses increased by $2.6 billion or 7.6 per cent over the previous fiscal year. This is mainly due to funding to support enrolment growth, commitments consistent with labour agreements reached and the continued implementation of the Canada-wide Early Learning and Child Care system to reduce average out-of-pocket child care fees.

●

Postsecondary education sector expenses increased by $1.5 billion or 12.5 per cent over the previous fiscal year. This is mainly due to higher college spending related to increased enrolment levels and operating costs, as well as higher spending on student financial assistance.

●

Children’s and social services sector expenses increased by $1.4 billion or 7.5 per cent over the previous fiscal year, primarily due to increases to the monthly core allowances for the Ontario Disability Support Program and the maximum monthly amount for the Assistance for Children with Severe Disabilities program, increases in demand-driven programs such as Social Assistance and Developmental Services, and investments to support the Ontario Autism Program and youth leaving the child welfare system.

●

Justice sector expenses increased by $0.6 billion or 10.9 per cent over the previous fiscal year, mainly due to compensation costs, including Bill 124 remedy settlements, providing support for the Ontario Provincial Police, basic constable training and First Nations policing and investments in public safety initiatives, such as improving the province’s bail system and addressing auto theft.

●	Other programs expenses decreased by $4.2 billion or 11.0 per cent over the previous fiscal year, mostly reflecting:

●	A $6.3 billion decrease due to higher expenses in 2022–23 related to the recognition of contingent liabilities for Treaty rights and Aboriginal rights and other claims against the Crown; and

●

$209 million decrease due to winding down of the time-limited Ontario COVID-19 Worker Income Protection Benefit program that reimbursed employers for COVID-19 paid leave days and the Ontario Jobs Training Tax Credit at the end of 2022 which supported hiring, training, retraining and upskilling workers.

14	Financial Statement Discussion and Analysis, 2023–2024

The decrease in 2023–24 is partially offset by:

●

$769 million increase primarily due to increased funding to support Metrolinx operations, higher amortization expense associated with more transportation assets entering in service, higher transfer payments for municipal transit capital projects due to project milestones achieved, and financial supports provided to the City of Toronto under the New Deal;

●	$632 million increase in contaminated sites liability adjustments;

●	$443 million increase for Homelessness Prevention Programs including funding for shelters and homelessness programs in the cities of Toronto and Ottawa;

●	$235 million increase due to higher cost in business investment tax credits, primarily from the implementation of the new Ontario Made Manufacturing Investment Tax Credit; and

●	$207 million increase in energy-related expenses, primarily due to higher costs to deliver the suite of electricity price mitigation programs.

See Chart 3 for details of program expenses by sector.

Financial Statement Discussion and Analysis, 2023–2024	15

Chart 4 shows spending by type of expense. Government spending related to salaries and benefits includes those expenses for organizations consolidated as part of the government reporting entity, including hospitals, school boards, colleges and children’s aid societies, as well as the Ontario Public Service.

The expense labelled “Transfers” in Chart 4 reflects payments to a variety of service providers that support the delivery of public services. These third-party funding recipients consist of health care professionals including physicians, social service agencies, universities, child care providers and municipalities. As service providers, a large share of the spending of these third parties typically goes to salaries and benefits, i.e., compensation-related costs. Transfers do not include transfers to hospitals, school boards, colleges, and children’s aid societies — these are reflected in expense types such as operating costs and salaries and benefits, as reported by the organizations.

16	Financial Statement Discussion and Analysis, 2023–2024

Change from the 2023 Budget

Total program spending for 2023–24 was $195.2 billion, which is $4.6 billion or 2.4 per cent higher than the 2023 Budget. Changes in program spending were primarily attributed to the following factors:

●

Health sector expense was $4.4 billion or 5.5 per cent above plan, including Bill 124 funding not being built into the 2023 Budget (as remedy negotiations had not yet begun), increased utilization of Ontario Drug Benefit programs including introduction of new drugs on the provincial formularies, additional funding to support and expand home and community care, and other health sector program investments. The variance also reflects the write-off of expired and obsolete personal protective equipment and critical supplies and equipment inventory.

●

Education sector expense was $2.4 billion or 7.0 per cent above plan, primarily due to Bill 124 funding not being built into the 2023 Budget (as remedy negotiations had not yet begun), as well as funding to support commitments consistent with labour agreements reached and additional capital investments.

●

Postsecondary education sector expense was $1.1 billion or 9.2 per cent above plan, mainly due to higher-than-forecasted college spending to support increased enrolment levels and operating costs. This also reflects lower-than-expected spending for student financial assistance.

●

Children’s and social services sector expense was $0.1 billion or 0.6 per cent above plan, primarily due to increased demand for social assistance programs such as Ontario Works, driven by an increased number of asylum seekers, and new investments in children’s rehabilitation services.

●

Justice sector expense was $0.7 billion or 12.8 per cent above plan, primarily due to compensation costs, including Bill 124 remedy settlements, providing support for the Ontario Provincial Police, basic constable training and First Nations policing and investments in public safety initiatives, such as improving the province’s bail system and addressing auto theft.

●	Other programs expense was $4.2 billion or 11.1 per cent below plan, mainly due to the following factors:

●

$4.0 billion decrease in contingency funds that were used during the fiscal year to fund program expenses in the various sectors for emerging needs and unforeseen events. This is a decrease from the $4.6 billion in contingency funds in 2022–23;

●	$837 million decrease primarily due to updated construction schedules for programs such as the Broadband and Cellular Infrastructure Program and Transit-Oriented Communities;

●	$491 million decrease in energy-related expenses, primarily due to lower-than-forecasted costs to sustain the suite of electricity price mitigation programs; and

●	$185 million decrease primarily due to revised implementation timelines for the Skills Development Fund Capital Stream.

Financial Statement Discussion and Analysis, 2023–2024	17

The decrease was partially offset by:

●	$718 million increase in contaminated sites liability adjustments; and

●	$495 million increase primarily due to financial support provided to the City of Toronto under the New Deal, and increased costs of transit and highway operations.

Expense trend

Chart 5 shows the recent trends in spending for major program areas.

●	Health sector expense increased from $63.7 billion in 2019–20 to $85.5 billion in 2023–24, or on average by 7.6 per cent per year. The increase includes:

●	Support for Ontario hospitals to expand capacity, meet patients’ needs and increase access to high-quality care, closer to home;

●	Additional funding to improve and transform home and community care services;

18	Financial Statement Discussion and Analysis, 2023–2024

●	Investments to meet demand for health care services, including increased utilization of drug programs and cancer treatment services, as well as more visits to physicians;

●	Funding for health human resources initiatives to support the existing workforce and recruit and retain health care providers;

●	Additional funding to improve access to mental health and addictions services through the Roadmap to Wellness: A Plan to Build Ontario’s Mental Health and Addictions System; and

●

Support for long-term care homes through increased investments in the Long-Term Care Staffing Plan, operating funding to help with financial stability and the Construction Funding Subsidy to advance construction of new and redeveloped beds.

●	Education sector expense increased from $30.2 billion in 2019–20 to $37.2 billion in 2023–24, or on average by 5.3 per cent per year. The increase is mainly due to:

●	Implementing the Canada-wide Early Learning and Child Care system;

●	Modernizing the school curriculum and additional funding for reading and math programs; and

●	Providing funding to support enrolment growth and commitments consistent with labour agreements reached.

●

Postsecondary education sector expense increased from $10.5 billion in 2019–20 to $13.2 billion in 2023–24, or on average by 5.9 per cent per year. This increase is mainly due to higher college spending as a result of increased enrolment levels and operating costs. This also reflects increased spending on capital grants to help colleges and universities modernize facilities by upgrading technology, supporting critical repairs and improving energy efficiency.

●	Children’s and social services sector expenses increased from $17.0 billion in 2019–20 to $19.5 billion in 2023–24, or on average by 3.4 per cent per year. This increase primarily reflects:

●	Higher social assistance funding to address demand;

●	Increases to the monthly core allowances for the Ontario Disability Support Program and the maximum monthly amount for the Assistance for Children with Severe Disabilities program; and

●	Investments to support client needs in the Ontario Autism Program and Developmental Services program.

Financial Statement Discussion and Analysis, 2023–2024	19

●	Justice sector expense increased from $4.6 billion in 2019–20 to $6.0 billion in 2023–24, or on average by 6.9 per cent per year. The increase is primarily due to the following investments:

●	Initiatives to address auto theft, strengthen the province’s bail system and combat gun and gang-related violence;

●	Support for essential services in courts, corrections, policing, and coroner and forensic pathology services; and

●

Implementation of the Justice Accelerated Strategy and the Criminal Justice Digital Design initiative to establish new and innovative ways of delivering justice services remotely, in-person and online.

●	Other programs expenses increased from $26.2 billion in 2019–20 to $33.8 billion in 2023–24, or on average by 6.6 per cent per year. The increase is primarily due to:

●	Growth in amortization expense related to new transportation assets entering into service and increased investments in transit services and highway operations;

●	Infrastructure program investments such as the Ontario Community Infrastructure Fund, Broadband and Cellular Infrastructure Program and Investing in Canada Infrastructure Program;

●	Strategic investments and industrial land development, including Ontario’s auto manufacturing sector, and increases for investment tax credits;

●	Increased investments in the hiring, training, retraining and upskilling of workers through the Skills Development Fund Training Stream; and

●	Additional investments to support Francophone communities and businesses through initiatives such as the Francophone Community Grants Program and the Francophone Economic Development Strategy.

20	Financial Statement Discussion and Analysis, 2023–2024

Interest on Debt

Interest on debt expense decreased from $12.4 billion in 2022–23 to $11.4 billion in 2023–24 as a result of higher interest and investment income and higher interest capitalization from consolidated entities.

Interest on debt expense was $2.7 billion below plan from the 2023 Budget in 2023–24, due to lower-than-forecasted interest rates, higher interest capitalization from consolidated entities and an increase in interest and investment income from the broader public sector.

Chart 6 shows that the ratio of interest on debt to total revenue has fallen for Ontario over the period between 2019–20 to 2023–24, from a high of 8.0 per cent in 2019–20 to the current level of 5.5 per cent. The decrease from 6.4 per cent in 2022–23 to 5.5 per cent in 2023–24 is due to the rate of increase in Ontario’s total revenues which is greater when compared to the rate of change in Ontario’s interest on debt expenses.

Financial Statement Discussion and Analysis, 2023–2024	21

Statement of financial position analysis

Financial assets

Financial Assets ($ Billions)					Table 4

	2023–24 Actual	% of Total	2022–23 Restated Actual[1]	% of Total	Variance Increase (Decrease)

Cash and cash equivalents	41.5	28.8%	39.9	29.8%	1.6

Portfolio investments	25.9	18.0%	34.0	25.4%	(8.1)

Accounts receivable	26.1	18.1%	12.3	9.2%	13.8

Loans receivable	11.9	8.3%	11.9	8.9%	–

Derivative assets	4.5	3.1%	4.6	3.4%	(0.1)

Other assets	1.1	0.8%	1.3	1.0%	(0.2)

Investment in Government Business Enterprises	33.2	23.0%	30.0	22.4%	3.2

Total Financial Assets	144.1	100.0%	133.9	100.0%	10.2

[1]  Comparatives on prior year Actuals have been reclassified to be reflected on the same basis as that used to report the Actual current year balances. Actual results for 2022–23 are also restated to reflect the implementation of PSAS Section PS 3400 Revenue. See Note 17 to the Consolidated Financial Statements.

  Note: Numbers may not add due to rounding.

Financial assets consist of items that include cash and cash equivalents and portfolio investments that are available to the government to meet its expenditure needs; accounts and loans receivable, which are amounts it expects to receive from third parties; and other items including derivative assets and investment in GBEs.

Total financial assets increased by $10.2 billion in 2023–24 over the prior fiscal year. The increase was attributable to a (see Table 4):

●	$13.8 billion increase in accounts receivable, mainly due to increases in receivables from Corporations Tax, PIT, other taxes, transfers from Government of Canada, debt issuance and bond sales; and

●	$3.2 billion higher investment in GBEs, mainly due to higher net assets from OPG, HOL, LCBO and OLG.

These increases in 2023–24 are partially offset by:

●	$8.1 billion lower in portfolio investments primarily due to no debt pre-borrowing activities in 2023–24.

22	Financial Statement Discussion and Analysis, 2023–2024

Chart 7 shows the recent trends in financial assets for the government.

The level of financial assets, including cash, accounts receivable and portfolio investments tends to be more variable, since these assets year-over-year often reflect specific circumstances at the fiscal year-end such as pre-borrowing for the following period’s needs.

After a large increase in total net investments in GBEs in 2020–21, total investment in GBEs showed smaller increases in 2021–22 and 2022–23, and again a larger increase in 2023–24. The net increases were mainly due to the increases in net assets in GBEs, including investment earnings from the Ontario Nuclear Funds for nuclear waste management and decommissioning, and in 2023–24 net income from OPG.

Financial Statement Discussion and Analysis, 2023–2024	23

Tangible capital assets

The government is responsible for a large portfolio of non-financial assets, which is almost entirely made up of tangible capital assets.

Tangible capital assets owned by the government and its consolidated entities represent the largest component of Ontario’s infrastructure investments. These assets include those it owns directly, such as provincial highways, as well as the assets of hospitals, school boards, colleges, children’s aid societies, and agencies that are consolidated in its financial statements. The assets of GBEs are reflected in Ontario’s statement of financial position as an investment in GBEs under financial assets.

The reported net book value of Ontario’s tangible capital assets was $161.6 billion in 2023–24, increasing by $11.1 billion, or 7.4 per cent over the prior fiscal year. Buildings, including hospitals, schools and college facilities, make up the single largest share at $73.3 billion in aggregate. The total on the balance sheet also includes assets under construction, some of which are being built using the public private partnership (P3) model, in which the private sector finances the assets during construction. The impacts of P3s on balance sheet liabilities are discussed in the Other Long-Term Financing section.

Growth in the net book value of capital assets has averaged 6.3 per cent annually over the period between 2019–20 and 2023–24. Most of the growth has been in new and rehabilitated buildings and transportation infrastructure including provincial highways and bridges, and the transit network owned by Metrolinx, an agency of the government.

24	Financial Statement Discussion and Analysis, 2023–2024

See Chart 8 for the recent trends in the net book value of provincial tangible capital assets by sector.

Financial Statement Discussion and Analysis, 2023–2024	25

Infrastructure expenditures

Ontario’s infrastructure spending in 2023–24 was $23.6 billion (see Table 5). This includes $19.1 billion invested in assets owned by the government and its consolidated entities as discussed in the Tangible Capital Assets section, and $4.5 billion provided for capital investment to non-consolidated partners such as universities and municipalities as well as other infrastructure expenditures.

Total infrastructure spending in 2023–24 was $4.4 billion higher than the previous year, with increased expenditures across all sectors. Increased investments include highways, public transit, hospitals, schools, and repairs on existing provincial assets. The increase also includes a $0.6 billion one-time accounting adjustment for contaminated sites.

The total was higher than the $23.5 billion set out in the 2023 Budget, primarily driven by increases in the Education, Health, Postsecondary Education and Transportation sectors. These increases are partially offset by deferred capital spending in the other sectors due to changes in project construction timelines.

Infrastructure expenditures, 2023–24 ($ Billions)				Table 5

Sector	Investment in Capital Assets[1]	Transfers and Other Infrastructure Expenditures[2]	Total Infrastructure Expenditures	2023 Budget Total Infrastructure Expenditures

Transportation and transit	10.2	1.3	11.5	10.9

Health	3.6	0.5	4.1	3.9

Education	3.2	0.1	3.3	3.0

Postsecondary education	0.8	0.2	1.0	0.8

Other sectors[3]	1.2	2.4	3.6	4.8

Totals[4,5]	19.1	4.5	23.6	23.5

[1]	Includes adjustments for the net book value of assets disposed during the year, as well as changes in valuation.
[2]	Mainly transfers for capital purposes to municipalities and universities and expenditure for capital repairs.
[3]	Includes social and justice sectors, high-speed internet, government administration, natural resources, and the culture and tourism industries.
[4]	Includes other partner funding which refers to third-party investments primarily in consolidated entities such as hospitals, colleges, school boards and children’s aid societies.
[5]	Includes federal and municipal contributions to provincial infrastructure investments.

 Note: Numbers may not add due to rounding.

26	Financial Statement Discussion and Analysis, 2023–2024

Liabilities

Ontario’s liabilities consist of debt and other financial obligations, including accounts payable and the estimated cost of future payments, including pensions and other employee future benefits liability. See Table 6.

Liabilities ($ Billions)					Table 6

	2023–24 Actual	% of Total	2022–23 Restated Actual[1]	% of Total	Variance Increase (Decrease)

Accounts payable and accrued liabilities	48.9	8.9%	46.1	8.6%	2.8

Debt	437.6	79.3%	421.8	79.0%	15.8

Other long-term financing	18.0	3.3%	17.8	3.3%	0.2

Deferred revenue and capital contributions	17.4	3.2%	17.2	3.2%	0.2

Pensions and other employee future benefits liability	13.8	2.5%	14.1	2.6%	(0.3)

Derivative liabilities	6.9	1.3%	7.7	1.4%	(0.8)

Other liabilities	9.4	1.7%	8.9	1.7%	0.5

Total Liabilities	552.0	100%	533.6	100%	18.4

[1]

Actual results for 2022–23 are restated to reflect the implementation of PSAS Section PS 3610 Public Private Partnership (P3) and Section PS 3400 Revenue. See Note 17 to the Consolidated Financial Statements.

 Note: Numbers may not add due to rounding.

Debt

Debt makes up the largest share of liabilities. From 2022–23 to 2023–24, debt increased by $15.8 billion to $437.6 billion at fiscal year-end, primarily to finance the operating deficit, changes in the Province’s holdings of its own bonds and treasury bills, investments in infrastructure as well as operating cash requirements.

Table 7 summarizes the government’s financing in 2023–24.

Use of new financing by Ontario, 2023–24 ($ Billions)	Table 7

Operating deficit and other transactions[1]	4.2

Investment in capital assets owned by the government and its consolidated organizations, including hospitals, school boards, colleges and children’s aid societies[2]	17.5

Decrease in the government’s cash and investments funded by cash holdings[3]	(6.5)

15.2

Decrease in other long-term financing, Tangible Capital Assets financed by Public Private Partnership (P3)[4]	0.7

Net new financing	15.8

[1]	Decrease in cash from a net decrease of $3.6 billion in changes to assets and liabilities and an operating deficit of $0.6 billion. See the Consolidated Statement of Cash Flow.
[2]	New Tangible Capital Asset investments of $17.8 billion less proceeds of $0.3 billion from the sale of tangible capital assets.
[3]	Decrease in cash due to investment retirement in excess of purchases of $8.1 billion and the build-up of cash reserve of $1.6 billion.
[4]	Including net decrease in financing of capital projects through Public Private Partnership (P3). See Note 4 to the Consolidated Financial Statements.

 Note: Numbers may not add due to rounding.

Financial Statement Discussion and Analysis, 2023–2024	27

The government completed an annual borrowing program of $42.6 billion in 2023–24, compared to the $32.2 billion borrowed in 2022–23.

Other long-term financing

This category includes obligations to finance construction of public assets including those procured through the P3 model and total debt of BPS. All assets that are owned by the Ontario government and its consolidated entities, and the associated financing liabilities, are reflected on Ontario’s balance sheet during construction and as the liabilities are incurred. For information on asset investments, see the Tangible Capital Assets section.

Other types of liabilities

Other types of liabilities include accounts payable, pensions and other employee future benefits, unspent transfers received from the federal government representing deferred revenues, derivative liabilities, and other liabilities.

Chart 9 shows the recent trends in liabilities for Ontario. This trend over the period between 2019–20 and 2023–24 shows public debt rising, mainly to fund capital investments and the annual deficits. Other types of liabilities, including accounts payable and deferred revenue, tend to be more variable since they often reflect specific circumstances at the fiscal year-end, such as accrued liabilities for goods and services.

28	Financial Statement Discussion and Analysis, 2023–2024

Risks and risk management

Ontario’s financial results and financial reporting are subject to various risks and uncertainties over which the Provincial government may have limited or no control.

A majority of Ontario’s taxation revenue is administered and collected by the federal government through various tax collection agreements. Actual tax assessments from the Canada Revenue Agency for the current tax year and prior years are provided to the Ontario Ministry of Finance well after the tax year has ended. In the absence of actual tax data from the federal government, the Ministry of Finance uses economic driven models to produce the forecasts for federally administered taxes. Ontario manages risks to the revenue forecast by consulting with private-sector economists to inform the government’s planning assumptions. For prudent fiscal planning, the Ontario Ministry of Finance’s GDP growth projections are typically set slightly below the average private-sector forecast. Ontario’s revenues rely heavily on the level and pace of economic activity in the province.

The ongoing monitoring of revenues allows the government to assess potential risks to its finances. Collaboration with the Canada Revenue Agency, which administers approximately 80 per cent of Ontario’s taxation revenues, is essential to achieving this. As well, Ontario continues to explore ways to enhance its tax revenue forecasting and monitoring.

There are also risks arising from other sources of revenue, such as federal transfers and income from GBEs. Since these represent a smaller share of total revenue compared to larger revenue sources such as tax revenue — the risks they present are relatively less material to the fiscal plan. In addition, these risks are difficult to predict and quantify; for example, federal transfers are subject to federal policy changes while GBE net incomes are subject to regulatory decisions and market conditions. Note 1 to the Consolidated Financial Statements provides additional details on measurement of uncertainty.

Additionally, given the current pace of change and the interdependent nature of the external and emerging risk environment, the Province needs to consider potential threats and opportunities as it sets priorities. Areas like artificial intelligence, geopolitical stability, cybersecurity, infrastructure, sustainability, supply chain challenges and the changing workforce create a dynamic environment that may introduce or amplify existing risks to government and requires targeted responses and mitigation to support the government’s ability to achieve its priorities.

To address these challenges, critical investments and additional expenditures enabled the provision of services and the delivery of programs. This included the development of responsive policies and enhancements to existing programs across areas such as the health, education, and justice sectors, as well as a continued focus on modernizing government services to support economic development, enable digital transformation, and address key infrastructure needs.

Financial Statement Discussion and Analysis, 2023–2024	29

Other risk management tools the government utilized include contingency funds to address risks that materialized. In the 2023 Budget, the government committed a total of $4.0 billion ($3.9 billion for operating and $0.1 billion for capital) for the standard contingency fund. Funds from the standard contingency fund were used to support initiatives such as:

●	Addressing the increased compensation requirements for Ontario’s Public Service and broader public sector;

●	Supporting and expanding the home and community care sectors;

●	Supporting municipalities through new deals to support municipal roads and transit systems, and shelters and homelessness programs;

●	Managing emergency situations, including wildland fire response, for the public health and safety of Ontario’s people and places; and

●	Health sector supports for increased utilization of Ontario Drug Benefit programs and cancer treatment services.

As required under the Fiscal Sustainability, Transparency and Accountability Act, 2019, a reserve is included in the projected surplus/deficit each year to guard against unforeseen revenue and expense changes that could have a negative impact on the government’s fiscal performance. The 2023 Budget included a $1.0 billion reserve for 2023–24. Excluding this reserve, the projected deficit for 2023–24 in the 2023 Budget was $0.3 billion.

Provisions for losses that are likely to occur as a result of contingent liabilities, such as ongoing litigation and land claims, and that can be reasonably estimated, are expensed and reported as liabilities. Note 1 to the Consolidated Financial Statements provides further details.

Note 3 to the Consolidated Financial Statements explains the government’s risk management strategies, which are intended to ensure that exposure to borrowing-related risk is managed in a prudent and cost-effective manner.

Changes in Canadian generally accepted accounting principles (GAAP) for the public sector issued by the Public Sector Accounting Board (PSAB) can have an impact on Ontario’s budgets, estimates and actual results. This fiscal year, the adoption of new accounting standards, Section PS 3400 Revenue and Section PS 3160 Public Private Partnerships, resulted in an impact to the Public Accounts. Disclosures on the impact of adoption of new accounting standards are included in Note 1(f) to the Consolidated Financial Statements. The Office of the Comptroller General, Treasury Board Secretariat, actively monitors proposed changes and provides input to standard setters to support the development of standards that support sound public policy decision-making, transparency and accountability in reporting.

30	Financial Statement Discussion and Analysis, 2023–2024

Key Financial Ratios

In this section of the Annual Report, the use of key measures of financial position will be used to assess Ontario’s financial position. The levels and trends of these measures indicate the impacts of economic and other events on the Ontario government’s finances. The ratio and level of each over the past five fiscal years are outlined in Table 8.

Key Financial Ratios						Table 8
For the fiscal year ended March 31
		2019–20	2020–21	2021–22	2022–23	2023–24
Sustainability	Net Debt-to-GDP (%)	39.5%	42.6%	39.9%	38.1%	37.3%
	Net Debt to Total Revenue (%)	225.6%	225.8%	206.8%	207.3%	198.1%
	Net Debt per Capita ($)	$24,180	$25,234	$25,794	$26,443	$26,138
Flexibility	Interest on Debt to Total Revenue (%)	8.0%	7.5%	6.8%	6.4%	5.5%
	Own-Source Revenue to GDP (%)	14.6%	15.1%	16.2%	15.5%	14.2%
Vulnerability	Federal Transfers to Total Revenue (%)	16.3%	20.6%	16.5%	16.2%	16.7%
	Foreign Currency Debt to Total Debt (%)	16.1%	15.8%	16.1%	14.0%	12.9%
	Unhedged Foreign Currency Debt (%)	0.2%	0.1%	0.1%	0.1%	0.1%

Notes:

1) Beginning in 2019–20, Ontario is presenting public debt less of any investments in its own bonds and treasury bills.

2) The forecasts of net debt and related ratios in the annual Budget are based on a calculation that includes the reserve.

Sources: Nominal GDP is based on Ontario Economic Accounts, First Quarter 2023, released by the Ontario Ministry of Finance. Population estimates are from Statistics Canada.

Measures of sustainability

Net debt provides a measure of the future government revenues that will be required to pay for the government’s past transactions. Net debt as a percentage of Ontario’s GDP shows the financial demands on the economy resulting from the government’s spending and taxation policies. A lower ratio of net debt-to-GDP generally indicates higher sustainability.

The government’s net debt-to-GDP ratio was 37.3 per cent at the end of fiscal year 2023–24, lower than the 37.8 per cent forecast in the 2023 Budget. As shown in Table 8, this ratio has decreased by 0.8 percentage points over the prior year, largely due to net debt increasing at a slower rate than GDP. The ratio of net debt to total revenue is another key measure of sustainability, since net debt reflects the future revenue that is required to pay for past transactions and events. A lower net debt-to-revenue ratio generally indicates higher sustainability. This ratio was 198.1 per cent at the end of fiscal year 2023–24, lower than the 198.9 per cent forecast in the 2023 Budget. The ratio decreased by 9.2 percentage points from the prior year primarily due to revenues rising faster than net debt.

Financial Statement Discussion and Analysis, 2023–2024	31

Measures of flexibility

The ratio of Interest on Debt to Total Revenue shows the share of provincial revenue that is being used to pay interest expense on debt and therefore is not available for programs. A lower ratio generally indicates that a government has more flexibility to direct its revenues to programs. The ratio has fallen for Ontario over the past five years, from a high of 8.0 per cent in 2019–20 to the current level of 5.5 per cent. Despite upward movements in interest rates from the previous year, the government’s strategy of extending duration terms of its borrowing program and locking in interest rates that continued to be historically low, for a longer period, has also contributed to lower interest costs. This strategy has extended the weighted-average term to maturity of provincially issued debt from approximately 8 years in 2009–10 to approximately 15 years in 2023–24.

Own-source revenue as a share of Ontario’s GDP shows the extent to which the government is leveraging funds from the provincial economy collected through taxation, user fees and other revenue sources it controls. A high taxation burden may make a jurisdiction less competitive, therefore increases in this ratio may reduce future revenue flexibility. During 2020–21 and 2021–22, financial support from all levels of government was provided to people and businesses in response to COVID-19, which contributed to growth in Personal and Corporate Income Tax revenues. As this support did not directly increase GDP, it led to an increase in the ratio.

Measures of vulnerability

Transfers from the federal government as a percentage of total revenue is an indicator of the degree to which Ontario relies on the federal government for revenue. A higher ratio may imply that a provincial government is more reliant on federal transfers. Provinces may have limited control over the value of these transfers, and changes in federal policies can result in shifts in federal revenues to provinces.

Ontario’s share of revenue from federal transfers (including direct transfers to the BPS) is 16.7 per cent in 2023–24, close to the same level as 2019–20.

Foreign currency debt to total debt is a measure of vulnerability to changes in foreign currency exchange rates. Accessing borrowing opportunities in foreign currencies allows Ontario to diversify its investor and funding base. It also ensures that the government will continue to have adequate access to capital in the event that domestic market conditions become more challenging. Ontario manages foreign currency risk by hedging its exposure to foreign currencies through the use of financial instruments. Effective hedging has allowed the government to consistently limit its exposure to foreign currency fluctuations to 0.2 per cent of debt issued for provincial purposes in 2019–20, declining to 0.1 per cent in 2020–21 and remaining unchanged in 2023–24.

32	Financial Statement Discussion and Analysis, 2023–2024

Fiscal Management

Use of taxpayer dollars

To support long-term economic growth and sustainable public finances, the government remains committed to ensuring taxpayer dollars are managed appropriately. In this regard, the government emphasizes the use of evidence-based decision-making and performance measurement to identify opportunities for modernization and improvement. This approach supports the development and implementation of programs and services aiming to improve outcomes and efficiency while maintaining fiscal sustainability.

The Audit and Accountability Committee (AAC) plays an important role in supporting the government’s efforts to ensure the effectiveness and efficiency of operations, and sound stewardship of public funds through effective risk management, governance and internal control practices. The AAC supports enhanced governance by providing input and direction to ensure internal audit services continue to align with emerging risks and government priorities, based on independent strategic advice provided by the Ontario Internal Audit Committee (OIAC), an advisory audit committee of the AAC.

Financial Statement Discussion and Analysis, 2023–2024	33

Non-Financial Activities

This section discusses key non-financial results of major sectors. The purpose is to provide highlights of Ontario government spending and the related activities in these sectors.

Health sector

The Province is delivering connected and convenient care that focuses on delivering the right care in the right place, faster access to care, better quality of long-term care and hiring more health care workers. The goal is to make health and long-term care more convenient by connecting people to quality care, closer to home.

Results reported in 2023–24 include, but are not limited to:

●	Investing in 29 new or expanded primary care teams to reduce barriers for underserved communities and connect people to primary care, particularly those in marginalized or vulnerable populations.

●

Continuing to support over 16,000 health care workers through the Clinical Scholar Program to ensure newly graduated nurses, internationally educated nurses and nurses wanting to upskill have the support they need to confidently transition into and grow in the nursing profession.

●	Supporting over 1,000 personal support workers and registered practical nurses through the Bridging Educational Grant.

●	Enabling health care workers already registered or licensed in another Canadian jurisdiction to start work immediately in Ontario.

●	Strengthening Emergency Department (ED) care by delivering enhanced ED training to over 400 nurses working in smaller, rural and northern hospitals.

●	Enhancing health care in Northern Ontario through enhanced travel and accommodation support for medical residents who are completing clinical assignments in Northern Ontario.

●	Adding more than 300 spaces in paramedic programs at provincial colleges across Ontario to provide more opportunities to students who want to become paramedics.

●	Expanding the role of registered nurses to prescribe medications for conditions such as contraception, immunizations, smoking cessation and topical wound care in a variety of settings close to home.

●	Expanding the common ailments program to enable pharmacists to prescribe medications for an additional six common medical ailments.

●	Enabling online submission of applications and receipts for the Ontario Drug Benefit Program.

34	Financial Statement Discussion and Analysis, 2023–2024

●	Announcing the lowering of the eligibility age of self-referral for publicly funded mammograms through the Ontario Breast Screening Program (OBSP) from 50 to 40.

●

Adding four new Ontario Health Teams to connect people to care in West Parry Sound, Cochrane, and Timiskaming Districts, as well as Greater Sudbury and Sudbury East, Espanola, Manitoulin, Elliot Lake, and surrounding areas, and bringing the total number of Ontario Health Teams to 58.

●

Launching eight Youth Wellness Hubs across the province to connect young people to supports and services for substance use and other mental health concerns. Accelerating the reach of the Ontario Structured Psychotherapy program through 10 network-led organizations with over 100 service locations across Ontario to offer more mental health services in every region of the province.

●	Negotiating new contracts with home oxygen vendors to ensure the continuity of supply across the province.

●

Providing free publicly funded flu shots and COVID-19 vaccines at local pharmacies, public health units and primary health care providers, and introducing the first publicly funded Respiratory Syncytial Virus (RSV) vaccine program for high-risk older adults and in some congregate care settings.

●

Investing in local hospitals and health care facilities to support easier and faster care close to home, including a new Cardiac Catheterization Lab at St. Mary’s General Hospital in Kitchener and a new inpatient acute care unit at the Waypoint Centre for Mental Health Care in Penetanguishene.

●	Starting construction on 60 long-term care homes and approximately 5,900 new beds while redeveloping and upgrading over 4,000 additional beds totaling approximately 9,900 long-term care beds.

●	Finishing construction and opening 10 long-term care homes with about 970 new beds and over 920 upgraded or redeveloped beds for a total of approximately 1,890 long-term care beds.

●

Completing the Accelerated Build Pilot Program to address capacity issues in urban areas by building four new long-term care homes on hospital-owned lands that are helping to meet urgent needs for more long-term care homes in Mississauga, Ajax and Toronto.

●

Launching the Equipment and Training Fund to help long-term care homes purchase diagnostic equipment and better train staff to assess, manage and treat residents’ conditions that most often lead to preventable emergency department visits.

●	Helping over 900 people launch careers as personal support workers in long-term care homes and in the home and community care sector through training and recruitment incentives.

Financial Statement Discussion and Analysis, 2023–2024	35

Education sector

Ontario’s publicly funded early years and education system is focused on preparing Ontario’s children and students for success, and ensuring that young people develop in-demand skills that can be applied to the labour market for good, high-paying jobs. The government is committed to ensuring Ontario continues to have a leading education system, both in English and French, that focuses on important foundational skills like reading, writing and math.

Results reported in 2023–24 include:

●	Continuing to modernize curriculum to ensure students have foundational skills in reading, writing, math and STEM to better prepare them for the jobs of tomorrow. This includes:

●	Revising existing Ontario curriculum including elementary language/Français curriculum and new Grade 9 English/Français courses for implementation in the 2023–24 school year.

●

Revising elementary Social Studies curriculum for implementation in the 2023–24 school year and introducing expanded mandatory learning on the Holocaust, Holodomor and Black history in the compulsory Grade 10 History course and new mandatory learning on Black history in Grade 7 and 8 History for the 2025–26 school year.

●

Launching mandatory Mental Health Literacy Modules for students in Grades 7 and 8 beginning in the 2023–24 school year to help students manage stress, care for their mental health and know when and how to get support.

●	Implementing a new Grade 10 Computer Studies course starting in the 2023–24 school year, to help students identify connections between digital technologies and different industries and occupations.

●	Releasing new financial literacy learning modules for Grade 9 and 10 students to strengthen students’ financial literacy skills.

●	Continuing investments in focused supports in the classroom and at home to help students build the math and literacy skills and knowledge they need to succeed.

●

Enacting Bill 98 – the Better Schools and Student Outcomes Act, 2023 – which enabled a number of improvements to Ontario’s publicly funded education system including new ways to measure and track student achievement, build schools quicker, and improve transparency for parents.

●	Improving access to child care with 505,055 licensed child care spaces for children 0-12 years of age, a 6.8 per cent increase since March 31, 2022.

●

Reducing average child care fees through the continued implementation of the Canada-wide Early Learning and Child Care system by an average of 50 per cent from 2020 levels, saving parents about $6,500 per eligible child on average for a full year.

●	Supporting the recruitment and retention of qualified professionals working in licensed child care through the announcement of the Workforce Strategy in November 2023.

36	Financial Statement Discussion and Analysis, 2023–2024

●	Successfully negotiating deals in 2023–24 with all teacher unions, averting strikes or the withdrawal of services.

●	Engaging Indigenous partners in fall 2023 as well as education sector stakeholders to discuss key education priorities for First Nation, Métis, Inuit and urban Indigenous students in Ontario.

●	Doubling the investment in capital priorities for a total of $1.3 billion for 2023–24, to help start building more schools faster.

Postsecondary education sector

Ontario’s postsecondary system prepares students and job seekers with the high-quality education, skills and opportunities needed to get good jobs and provides Ontario’s businesses with the skilled workforce and talent they need to thrive and prosper. The postsecondary system is a critical part of the province’s social and economic fabric, contributing to stronger and healthier communities.

Results reported in 2023–24 include:

●	Increasing postsecondary education attainment rate in 2023–24 to 75 per cent — up from 74 per cent in 2022–23.

●	Providing financial assistance through the Ontario Student Assistance Program to approximately 440,000 full-time students in the 2023–24 fiscal year.

●	Supporting 3,800 students through the Ontario Learn and Stay Grant with over $30 million in grant funding issued, exceeding the original target of 2,500 recipients.

●

Supporting 307 research projects for ground-breaking work at leading research institutes and organizations across the province, including at colleges, universities and research hospitals, through the Ontario Research Fund and Early Researcher Awards.

●	Supporting the training of more doctors with an expansion of 260 undergraduate seats and 449 postgraduate positions in medical schools over the next five years.

●	Continuing to support the delivery of nursing education by adding up to 3,000 additional enrolment spaces for Practical Nursing and Bachelor of Science in Nursing students beginning in fall 2023.

●	Supporting commercialization through Intellectual Property Ontario, which onboarded 229 new clients, for a total of 269 clients.

●

Supporting about 6,500 high-quality research internships through Mitacs, an organization that builds research partnerships between postsecondary institutions and industry, with $32.4 million over three years.

●	Supporting STEM with an investment of $100 million in 2023–24 for program costs at publicly assisted colleges and universities.

Financial Statement Discussion and Analysis, 2023–2024	37

Children’s and social services sector

The Ministry of Children, Community and Social Services works to improve outcomes for children, youth, families and individuals who need support and leads initiatives that increase women’s social and economic opportunity across Ontario. In supporting people through key transition points in life, the ministry helps build an Ontario where children, youth, women and families feel safe, supported and set up for success.

Results reported in 2023–24 include:

●

Helping people with disabilities keep pace with the rising costs of living by increasing Ontario’s total social assistance disability payments by almost 12 per cent, since September 2022, for the Ontario Disability Support Program and the Assistance for Children with Severe Disabilities program.

●

Continuing to support the enrolment of children into core clinical services by investing in the Ontario Autism Program and providing thousands of children with school supports as they enter kindergarten or grade one for the first time.

●

Launching Ontario STANDS (Standing Together Against gender-based violence Now through Decisive actions, prevention, empowerment and Support), a four-year, cross-government action plan to better respond to gender-based violence, build safer and healthier communities, and support women’s well-being and economic opportunities.

●

Taking further steps to end gender-based violence and support victims by signing a four-year bilateral agreement between Canada and Ontario to implement the National Action Plan to End Gender-Based Violence.

●	Launching a call for applications to help equip low-income women with the skills and knowledge to find a job or start a business in high-demand sectors.

●

Helping women experiencing social and economic barriers connect to supports and develop the skills they need to gain financial security and independence through an expansion of the Investing in Women’s Futures Program to 10 additional locations.

●	Launching the Ready, Set, Go program to connect youth ages 18 to 23 in the child welfare system, with services and supports they need to prepare for and succeed after leaving care.

●

Enabling school-aged children and youth to have healthy meals and snacks throughout the school year by partnering with community organizations to launch the Healthy Students Brighter Ontario campaign through the Student Nutrition and First Nations Student Nutrition Programs.

38	Financial Statement Discussion and Analysis, 2023–2024

Justice sector

The justice sector supports the administration and delivery of justice services, including the administration of courts, prosecution of offences, provision of legal services and supports to victims and vulnerable persons, as well as administering the public safety, policing and correctional systems to ensure that Ontario’s diverse communities are supported and protected.

Results reported in 2023–24 include:

●

Continuing the largest transformation of the justice sector in Ontario’s history, designed to bring more services online across Ontario, including rural, Northern and First Nation communities. This included:

●

Extending availability of video and audio court hearings to every region, enabling 124 courtrooms across Ontario to support hybrid hearings, making available 48 satellite units to support virtual court proceedings in 27 First Nation fly-in communities in Northern Ontario, and providing high-speed internet and video conferencing capabilities;

●	Expanding electronic filing service to include more than 800 types of civil, family, bankruptcy, Divisional Court and Small Claims Court documents; and

●	Developing a single online platform to allow court users to file documents, pay fees and increase access to hearings.

●	Transforming correctional services in Northern Ontario by:

●

Continuing construction of a 345-bed correctional complex in Thunder Bay to alleviate capacity pressures and ensure those in custody have greater access to programs and other supports including mental health services; and

●

Completing two modular expansion projects at the existing Thunder Bay Correctional Centre and Kenora Jail to help address overcrowding and increase access to programs that support safe community reintegration.

●	Introducing new measures, such as the creation of an Organized Crime Towing and Auto Theft Team, to combat and prevent auto theft by identifying, disrupting and dismantling organized crime networks.

●	Removing financial barriers for those considering a career as a police officer and increasing the capacity of the Basic Constable Training program to approximately 2,000 graduates in 2024.

●

Fighting hate-motivated crimes as part of Ontario’s Guns, Gangs and Violence Reduction Strategy by supporting victims and survivors of intimate partner violence/domestic violence, human trafficking and child exploitation through the Victim Support Grant program.

●

Strengthening the province’s bail system by providing support to Ontario Provincial Police detachments, municipal and First Nation police services, as well as establishing serious violent crime bail support teams to ensure Crown attorneys are available to prepare for bail hearings.

Financial Statement Discussion and Analysis, 2023–2024	39

●

Supporting the work of the Alcohol and Gaming Commission of Ontario in licensing and regulating a new retail marketplace for alcohol, including expanding the sale of beer, wine, cider and ready-to-drink beverages to grocery, convenience and big box stores across Ontario.

●

Supporting Ontario’s regulated iGaming market, which sustained almost 15,000 jobs in its second year of operation and added a combined $1.24 billion to federal, provincial and municipal government revenues.

Condition and capacity of provincial tangible capital assets

Infrastructure investments should be made using an evidence-based approach. This includes a focus on asset management to ensure the delivery of high-quality public services, while efficiently managing the costs.

●

The Province compiled its first infrastructure asset inventory in 2016 as a key step in managing provincial assets more effectively. The infrastructure asset inventory is now updated annually and currently contains information such as the location, age, condition and value of over 15,000 tangible capital assets, including buildings and Ontario’s entire road and bridge network. This covers the majority of the infrastructure assets owned or consolidated (i.e., certain BPS organizations) by the Ontario government, as well as some other assets that are funded in part, but not owned or consolidated, by the government.

●

The Province uses the infrastructure asset inventory to track, monitor and report on the physical condition of assets. For example, the infrastructure asset inventory contains indicators such as Facility Condition Indexes (FCIs), Bridge Condition Indexes (BCIs) and Pavement Condition Indexes (PCIs), which help to inform the state of infrastructure assets.

●

Ontario has expanded its infrastructure asset data to include other relevant data and analysis, such as the current and projected capacity and utilization of assets. This integrated data provides a base to support evidence-based infrastructure planning decisions which help ensure that infrastructure investments provide value for money and are made at the right time and the right place.

40	Financial Statement Discussion and Analysis, 2023–2024

Transparency and Accountability

Ontario continues to take steps that enhance government transparency and fiscal accountability in its financial reporting. Throughout the fiscal year, the government provides regular updates on Ontario’s finances. The Annual Report and Consolidated Financial Statements, along with supplementary information, are central to demonstrating the government’s transparency and accountability in reporting its financial activities and its position at the end of the fiscal year.

Recent developments in public sector accounting standards

The Ontario government’s financial reports are prepared in accordance with the accounting standards for governments set by the Public Sector Accounting Board (PSAB) and contained in the Chartered Professional Accountants of Canada (CPA Canada) Public Sector Accounting Handbook.

Public Private Partnerships

In April 2021, PSAB issued a standard, Section PS 3160 Public Private Partnerships (PS 3160) effective for fiscal years beginning on or after April 1, 2023. The standard provides guidance related to the accounting and disclosure of certain public private partnerships, where the private sector partner is responsible for procuring infrastructure, financing the infrastructure cost past the point of when it is ready for use and operating and/or maintaining the infrastructure.

Effective April 1, 2023, the Province adopted Section PS 3160 using the retroactive method with restatement of 2022–23 figures. The significant accounting policy disclosures are included in Note 1(e).

Purchased Intangibles

The Public Sector Accounting Board (PSAB) issued a new guideline, the Public Sector Guideline-8 (PSG 8), Purchased Intangibles. These amendments and the new guidelines are effective April 1, 2023 and require purchased intangibles assets to be capitalized.

Purchased intangible assets are non-financial assets lacking physical substance that are purchased through an arm’s length exchange transaction between knowledgeable, willing parties that are under no compulsion to act. Effective April 1, 2023, the Province adopted PSG-8 prospectively. The significant accounting policy disclosures are included in Note 1(e).

Revenue

Effective April 1, 2023, the Province adopted Public Sector Accounting Standard Section PS 3400, Revenue. This standard provides a framework for recognizing revenue by distinguishing between revenue arising from transactions that include performance obligations, referred to as exchange transactions, and those that do not have performance obligations, referred to as non-exchange transactions. The Province adopted Section PS 3400 using the retroactive method with restatement of 2022–23 figures. The significant accounting policy disclosures are included in Note 1(e).

Financial Statement Discussion and Analysis, 2023–2024	41

The C.D. Howe Institute Fiscal Accountability Report

Annually, the C.D. Howe Institute issues its commentary on the fiscal reporting transparency of senior Canadian governments, with a focus on the relevance, accessibility, timeliness and reliability of these government financial reports, including the Public Accounts. Each government is assigned a letter grade based on the quality of the numbers presented in these reports, access and user friendliness, and the ability to use them for various decision-making purposes.

The last report was released in October 2023. In the report, for the second consecutive year, Ontario had maintained its grade.

At the time of the Auditor General opinion date for the 2023–24 Public Accounts, the 2024 Fiscal Accountability Report covering the Public Accounts of Ontario 2022–2023 had not been issued.

42	Financial Statement Discussion and Analysis, 2023–2024

CONSOLIDATED

FINANCIAL STATEMENTS

Consolidated Financial Statements, 2023–2024	43

44	Consolidated Financial Statements, 2023–2024

INDEPENDENT AUDITOR’S REPORT

To the Members of the Legislative Assembly of the Province of Ontario

Opinion

I have audited the accompanying Consolidated Financial Statements of the Province of Ontario, which comprise the Consolidated Statement of Financial Position as at March 31, 2024, and the Consolidated Statements of Operations, Change in Net Debt, Change in Accumulated Operating Deficit, Remeasurement Gains and Losses and Cash Flow for the year then ended, and notes to the Consolidated Financial Statements, including a summary of significant accounting policies.

In my opinion, the accompanying Consolidated Financial Statements present fairly, in all material respects, the consolidated financial position of the Province of Ontario as at March 31, 2024, and the consolidated results of its operations, the consolidated changes in its net debt, the consolidated change in its accumulated operating deficit, the consolidated remeasurement gains and losses and its consolidated cash flows for the year then ended in accordance with Canadian public sector accounting standards.

Basis for Opinion

I conducted my audit in accordance with Canadian generally accepted auditing standards. My responsibilities under those standards are further described in the Auditor’s Responsibility for the Audit of the Consolidated Financial Statements section of this report. I am independent of the Province of Ontario in accordance with the ethical requirements that are relevant to my audit of the Consolidated Financial Statements in Canada, and I have fulfilled my other ethical responsibilities in accordance with these requirements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Key Audit Matters

Key audit matters are those matters that, in my professional judgment, were of most significance in my audit of the Consolidated Financial Statements of the Province of Ontario for the year ended March 31, 2024.

These matters were addressed in the context of my audit of the Consolidated Financial Statements as a whole, and in forming my opinion thereon, and I do not provide a separate opinion on these matters.

Consolidated Financial Statements, 2023–2024	45

The Key Audit Matters are as follows:

Key Audit Matter	Audit Work to Address

Personal Income Tax

Personal Income Tax has been identified as a key audit matter because of the magnitude of this revenue and because the estimate is complex and includes several inputs and assumptions.

Personal Income Tax is the Province of Ontario’s largest revenue stream, providing approximately $50.8 billion (2023 – $44.2 billion) in revenue in 2023-24. Note 1d (Measurement Uncertainty) provides disclosure on measurement uncertainty related to personal income tax revenues. Personal Income Tax revenue in a fiscal year is derived from the Ministry of Finance’s estimates of personal income taxes from two calendar years. For the fiscal year ended March 31, 2024, the Province of Ontario records nine months of revenue from the calendar year 2023 and the first three months of revenue from calendar year 2024. However, tax assessments for the 2023 calendar year will not be finalized until December 2024, and 2024 tax assessments will not be finalized until December 2025. As a result, precise revenue figures cannot be determined until 21 months after the fiscal year-end date. As a result, the Ministry of Finance estimates these revenues based on the best information available.

Audit work to address this key audit matter included:

●   assessing the appropriateness of the method used to make the estimates;

●   performing a retrospective review to assess the accuracy of prior year estimates;

●   testing the completeness and accuracy of underlying data and management’s calculations;

●   evaluating the sufficiency of the measurement uncertainty disclosures in the Consolidated Financial Statements; and

●   engaging an econometric specialist to assist with the evaluation of the Ministry of Finance’s personal income tax estimation model.

Corporations Tax

Corporations Tax has been identified as a key audit matter because of the magnitude of this revenue and because the estimate is complex and includes several inputs and assumptions.

Corporations Tax is a large revenue stream, providing approximately $23.1 billion (2023 – $27.8 billion) in revenue in 2023-24. Note 1d (Measurement Uncertainty) provides disclosure on measurement uncertainty related to Corporations Tax revenue. Corporations Tax revenue is based on tax returns assessed by the Canada Revenue Agency (CRA) up to June 30, 2024 and includes estimates of corporate income tax from two calendar years. For the fiscal year ended March 31, 2024, the Province of Ontario records nine months of revenue from the calendar year 2023 and the first three months of revenue from calendar year 2024. Corporations’ tax assessments for the 2023 calendar year will not be finalized until December 2024, and the 2024 tax assessments will not be available until December 2025. This means precise revenue figures cannot be determined until 21 months after the fiscal year-end date. As a result, the Ontario Ministry of Finance estimates these revenues based on the best available information.

Audit work to address this key audit matter included:

●   assessing the appropriateness of the method used to determine the Corporations Tax estimate;

●   performing a retroactive review to assess the accuracy of prior year estimates;

●   testing the completeness and accuracy of underlying data and management’s calculations;

●   developing a range estimate to compare to the Ministry of Finance’s estimate;

●   evaluating the sufficiency of the measurement uncertainty disclosures in the Consolidated Financial Statements; and

●   engaging an econometric specialist to assist with the evaluation of the Ministry of Finance’s corporations tax model.

46	Consolidated Financial Statements, 2023–2024

Pension and Other Employee Future Benefits

The Province of Ontario sponsors several pension plans, both as sole and joint sponsor. In addition, the Province reports in its Consolidated Financial Statements pension benefits for employees in the hospital and colleges sectors. The estimated plan assets and accrued benefit obligations of these plans exceed $13.8 billion (2023 – $14.1 billion). Information related to Pension and Other Employee Future Benefits are disclosed in notes 1d (Measurement Uncertainty) and 6 (Pensions and Other Employee Future Benefits).

The Province of Ontario relies on third-party actuarial specialists to estimate the accrued benefit obligation and other information for financial statement note disclosures. These calculations rely on management’s best estimate for significant economic and demographic assumptions.

Plan assets are valued at market-related value for funded plans. Market-related value is based on the fair value of plan assets reported in the pension plans’ financial statements over the last five years. Where observable market data is not available for investments, fair value estimates requiring significant management judgment are used.

Audit work to address this key audit matter included:

●   assessing pension plan auditors’ work over the reliability of the market-related value of plan assets used in the estimates, as well as their work over the plan member data provided by management to an actuarial expert for preparing the estimate of pension obligations;

●   assessing the qualifications of management’s actuarial experts;

●   obtaining an understanding of the assumptions and methods used by these experts in determining the accrued benefit obligation for pension benefits and the appropriateness of the assumptions and methods used and testing the underlying employee data used in the valuation of the accrued benefit obligation; and

●   working with an independent actuarial expert to assess management’s significant economic and demographic assumptions.

Liabilities Associated with the Court Decision Related to the Protecting a Sustainable Public Sector for Future Generations Act, 2019

The estimates for the liabilities associated with the court decision related to the Protecting a Sustainable Public Sector for Future Generations Act, 2019 are complex and include several inputs and assumptions and, as such, have been identified as a key audit matter. As at March 31, 2024, this liability is estimated to be $3.6 billion.

The nature of the liabilities and the challenges around its estimation are discussed in note 1d (Measurement Uncertainty).

Audit work to address this key audit matter included:

●   reviewing legal claims and arbitration assessments;

●   evaluating management’s calculations and assumptions for estimating the liabilities;

●   assessing the completeness of the liabilities and the underlying data; and

●   evaluating a sample of agreements and memoranda of understanding supporting the measurement of the liability.

Other Accompanying Information

The Government of Ontario (Government) is responsible for the information in the 2023-24 Public Accounts of Ontario Annual Report.

My opinion on the Consolidated Financial Statements does not cover the other information accompanying the Consolidated Financial Statements and I do not express any form of assurance conclusion thereon.

Consolidated Financial Statements, 2023–2024	47

In connection with my audit of the Consolidated Financial Statements, my responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the Consolidated Financial Statements or my knowledge obtained during the audit, or otherwise appears to be materially misstated.

If, based on the work I have performed on this other information, I conclude that there is a material misstatement of this other information, I am required to report that fact in this auditor’s report. I have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these Consolidated Financial Statements in accordance with Canadian public sector accounting standards, and for such internal controls as management determines is necessary to enable the preparation of Consolidated Financial Statements that are free from material misstatement, whether due to fraud or error.

In preparing the Consolidated Financial Statements, management is responsible for assessing the Province of Ontario’s ability to continue as a going concern, disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting unless the Government either intends to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Province of Ontario’s financial reporting process.

Auditor’s Responsibility for the Audit of the Consolidated Financial Statements

My objectives are to obtain reasonable assurance about whether the Consolidated Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes my opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, I exercise professional judgment and maintain professional skepticism throughout the audit. I also:

●

Identify and assess the risks of material misstatement of the Consolidated Financial Statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for my opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Province of Ontario’s internal control.

48	Consolidated Financial Statements, 2023–2024

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●

Conclude on the appropriateness of management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Province of Ontario’s ability to continue as a going concern. If I conclude that a material uncertainty exists, I am required to draw attention in my auditor’s report to the related disclosures in the Consolidated Financial Statements or, if such disclosures are inadequate, to modify my opinion. My conclusions are based on the audit evidence obtained up to the date of my auditor’s report. However, future events or conditions could cause the Province of Ontario to cease to continue as a going concern.

●

Evaluate the overall presentation, structure and content of the Consolidated Financial Statements, including the disclosures, and whether the Consolidated Financial Statements represent the underlying transactions and events in a manner that achieves fair presentation.

The audit of the Consolidated Financial Statements is a group audit engagement. As such, I also obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the Consolidated Financial Statements. I am responsible for the direction, supervision and performance of the group audit and I remain solely responsible for my audit opinion.

I communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control identified during the audit.

I also provide those charged with governance with a statement that I have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on my independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, I determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. I describe these matters in my auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Original signed by

Toronto, Ontario	Shelley Spence, CPA, CA, LPA
August 30, 2024	Auditor General

Consolidated Financial Statements, 2023–2024	49

50	Consolidated Financial Statements, 2023–2024

Province of Ontario Consolidated Statement of Operations
For the year ended March 31 ($ Millions)	2023–24 Budget[1]	2023–24 Actual	2022–23 Restated Actual (Note 17)

Revenue (Schedules 1 and 2)

Personal Income Tax	55,982	50,773	44,209

Sales Tax	35,350	39,864	36,092

Corporations Tax	24,668	23,140	27,791

Employer Health Tax	8,215	8,581	7,797

Education Property Tax	5,725	5,810	5,991

Ontario Health Premium	4,896	5,008	4,445

Gasoline and Fuel Taxes	2,857	2,137	2,674

Other Taxes	6,529	6,547	7,519

Total Taxation	144,222	141,860	136,518

Transfers from Government of Canada	34,844	34,336	31,264

Fees, Donations and Other Revenues from Broader Public Sector Organizations (Schedule 10)	11,104	13,071	11,495

Income from Investment in Government Business Enterprises (Schedule 9)	6,345	7,427	6,133

Other	7,852	9,242	7,477

	204,367	205,936	192,887

Expense (Schedules 3 and 4)

Health	81,009	85,458	78,486

Education[2]	36,423	38,810	36,206

Children’s and Social Services	19,361	19,476	18,114

Interest on Debt	14,058	11,376	12,391

Postsecondary Education	12,115	13,235	11,766

Justice	5,350	6,037	5,442

Other Programs	36,364	32,191	36,350

	204,680	206,583	198,755

Reserve	1,000	–	–

Annual Deficit	(1,313)	(647)	(5,868)

[1]	Amounts reported as “Plan” in 2023 Budget have been reclassified. See Note 17.
[2]	Teachers’ Pension Plan expense is included in Education (Schedule 4).

  See accompanying Notes and Schedules to the Consolidated Financial Statements.

Consolidated Financial Statements, 2023–2024	51

Province of Ontario Consolidated Statement of Financial Position
As at March 31 ($ Millions)	2024	2023 Restated (Note 17)

Liabilities

Accounts Payable and Accrued Liabilities (Schedule 5)	48,942	46,124

Debt (Note 2)	437,633	421,799

Other Long-Term Financing (Note 4)	18,025	17,813

Deferred Revenue and Capital Contributions (Note 5)	17,443	17,232

Pension and Other Employee Future Benefits (Note 6)	13,783	14,130

Derivative Liabilities (Note 3)	6,881	7,685

Other Liabilities (Note 7)	9,384	8,883

	552,091	533,666

Financial Assets

Cash and Cash Equivalents	41,459	39,881

Portfolio Investments (Note 8)	25,919	34,013

Accounts Receivable (Schedule 6)	26,132	12,277

Loans Receivable (Schedule 7)	11,852	11,899

Derivative Assets (Note 3)	4,531	4,571

Other Assets	1,062	1,259

Investment in Government Business Enterprises (Schedule 9)	33,167	29,960

	144,122	133,860

Net Debt	(407,969)	(399,806)

Non-Financial Assets

Tangible Capital Assets (TCA) (Note 9)	161,631	150,517

Prepaid Expenses and Other Non-Financial Assets (Note 16)	2,029	3,282

	163,660	153,799

Accumulated Deficit	(244,309)	(246,007)

Accumulated Deficit is Comprised of:

Accumulated Operating Deficit	(246,690)	(246,312)

Accumulated Remeasurement Gains	2,381	305

	(244,309)	(246,007)

  For additional information, see Contingent Liabilities, Contingent Assets (Note 11) and Contractual Obligations, Contractual Rights (Note 12).

  See accompanying Notes and Schedules to the Consolidated Financial Statements.

52	Consolidated Financial Statements, 2023–2024

Province of Ontario Consolidated Statement of Change in Net Debt
For the year ended March 31 ($ Millions)	2023–24 Budget	2023–24 Actual	2022–23 Restated Actual (Note 17)

Annual Deficit	(1,313)	(647)	(5,868)

Acquisition of Tangible Capital Assets (Note 9)	(18,210)	(18,713)	(16,215)

Amortization of Tangible Capital Assets (Note 9)	8,260	7,969	7,504

Proceeds on Sale of Tangible Capital Assets	–	301	415

Gain on Sale of Tangible Capital Assets	–	(231)	(193)

TCA cost change relating to Revaluation of Asset Retirement Obligations (Note 9)	–	(440)	(309)

Decrease/(Increase) in Prepaid Expenses and Other Non-Financial Assets	–	1,253	(218)

	(9,950)	(9,861)	(9,016)

Contribution Deficit – Ontario Power Generation (Schedule 9)	–	(2)	(2)

Equity Impact – IFRS Adjustment for Ontario Power Generation’s Pension, Other Employee Future Benefits Liabilities and Other Costs (Schedule 9)	–	271	295

Increase in Net Debt Excluding Net Remeasurement Gains/Losses	(11,263)	(10,239)	(14,591)

Net Remeasurement Gains/(Losses)	–	2,076	(1,740)

Increase in Net Debt	(11,263)	(8,163)	(16,331)

Net Debt at Beginning of Year	(395,785)	(399,806)	(384,176)

PSAS Adjustment for Section PS 3400 Revenue (Note 1(f))	637	–	797

PSAS Adjustment for Section PS 3160 Public Private Partnerships (Note 1(f))	–	–	(96)

Adjusted Net Debt at Beginning of Year	(395,148)	(399,806)	(383,475)

Net Debt at End of Year	(406,411)	(407,969)	(399,806)

 See accompanying Notes and Schedules to the Consolidated Financial Statements

Consolidated Financial Statements, 2023–2024	53

Province of Ontario Consolidated Statement of Change in Accumulated Operating Deficit

For the year ended March 31 ($ Millions)	2023–24	2022–23 Restated (Note 17)

Accumulated Operating Deficit at Beginning of Year	(246,312)	(241,539)

PSAS Adjustment for Section PS 3400 Revenue (Note 1(f))	–	797

PSAS Adjustment for Section PS 3160 Public Private Partnerships (Note 1(f))	–	5

Adjusted Accumulated Operating Deficit at Beginning of Year	(246,312)	(240,737)

Annual Deficit	(647)	(5,868)

Contribution Deficit – Ontario Power Generation (Schedule 9)	(2)	(2)

Equity Impact – IFRS Adjustment for Ontario Power Generation’s Pension, Other Employee Future Benefits Liabilities and Other Costs (Schedule 9)	271	295

Accumulated Operating Deficit at End of Year	(246,690)	(246,312)

See accompanying Notes and Schedules to the Consolidated Financial Statements

Province of Ontario Consolidated Statement of Remeasurement Gains and Losses

For the year ended March 31 ($ Millions)	2023–24	2022–23

Accumulated Remeasurement Gains at Beginning of Year	305	2,045

Unrealized Gains/(Losses) Attributable to:

Foreign Exchange	13	24

Derivatives	944	1,131

Portfolio Investments	49	(3,080)

Other Comprehensive (Loss)/Income from Government Business Enterprises[1] (Schedule 9)	(58)	247

Increase/(Decrease) in Fair Value of Ontario Nuclear Funds[1] (Note 10)	1,138	(37)

Reclassified to Consolidated Statement of Operations:

Foreign Exchange	1	(6)

Derivatives	(95)	(18)

Portfolio Investments	84	(1)

Net Remeasurement Gains/(Losses) for the Year[1]	2,076	(1,740)

Accumulated Remeasurement Gains at End of Year	2,381	305

[1] Net Remeasurement Gains include $996 million remeasurement gains for non-GBE government reporting entities (2022–23, $1,950 million remeasurement loss) and $1,080 million remeasurement gains for GBEs (related to Other Comprehensive Income from GBEs and net change in Fair Value of Ontario Nuclear Funds) (2022–23, $210 million).

See accompanying Notes and Schedules to the Consolidated Financial Statements.

54	Consolidated Financial Statements, 2023–2024

Province of Ontario Consolidated Statement of Cash Flow
For the year ended March 31 ($ Millions)	2023–24	2022–23 Restated (Note 17)

Operating Transactions

Annual Deficit	(647)	(5,868)

Non-Cash Items

Amortization of Tangible Capital Assets (Note 9)	7,969	7,504

Gain on Sale of Tangible Capital Assets	(231)	(193)

Contributed Tangible Capital Assets	(45)	–

Non-Cash TCA Funded by Assets Swap	(7)	(10)

Income from Investment in Government Business Enterprises (Schedule 9)	(7,427)	(6,133)

PSAS Adjustment for Section PS 3450 Financial Instruments	–	(1,334)

PSAS Adjustment for Section PS 3400 Revenue (Note 1(f))	–	797

PSAS Adjustment for Section PS 3160 Public Private Partnerships (Note 1(f))	–	(96)

In-Year Remeasurement Gains/(Losses) for Non-Government Business Enterprise Entities	996	(1,950)

Deferred Gain Adjustment from Government Business Enterprises (Schedule 9)	29	–

Cash Items

(Increase)/Decrease in Accounts Receivable (Schedule 6)	(13,855)	14,720

Decrease/(Increase) in Loans Receivable (Schedule 7)	47	(69)

Decrease/(Increase) in Derivative Assets (Note 3)	40	(4,571)

Increase in Accounts Payable and Accrued Liabilities (Schedule 5)	2,818	16,065

Decrease in Liability for Pensions and Other Employee Future Benefits (Note 6)	(347)	(272)

(Decrease)/Increase in Derivative Liabilities (Note 3)	(804)	7,685

Increase in Other Liabilities (Note 7)	46	32

Increase in Deferred Revenue and Capital Contributions (Note 5)	211	777

Remittances from Investment in Government Business Enterprises (Schedule 9)	5,540	5,477

Decrease/(Increase) in Prepaid Expenses and Other Non-Financial Assets	1,253	(218)

Decrease in Other Assets	197	190

Cash (Applied to)/Provided by Operating Transactions	(4,217)	32,533

Capital Transactions

Acquisition of Tangible Capital Assets	(17,769)	(15,712)

Proceeds from Sale of Tangible Capital Assets	301	415

Cash Applied to Capital Transactions	(17,468)	(15,297)

Investing Transactions

Portfolio Investments Purchased	(157,269)	(212,802)

Portfolio Investments Retired	165,363	205,933

Cash Provided by/(Applied to) Investing Transactions	8,094	(6,869)

Financing Transactions

Long-Term Debt Issued	43,869	34,364

Long-Term Debt Retired	(26,790)	(34,578)

Adjustment for Unamortized Discounts, Premiums and Commissions for Long-Term Debt (Note 2)	(1,168)	(3,376)

Decrease in Short-Term Debt	(77)	(474)

Decrease in Other Long-Term Financing (Note 4)	(665)	(622)

Cash Provided by/(Applied to) Financing Transactions	15,169	(4,686)
Net Increase in Cash and Cash Equivalents	1,578	5,681

Cash and Cash Equivalents at Beginning of Year	39,881	34,200

Cash and Cash Equivalents at End of Year	41,459	39,881

Cash	17,227	18,373

Cash Equivalents	24,232	21,508

See accompanying Notes and Schedules to the Consolidated Financial Statements.

Consolidated Financial Statements, 2023–2024	55

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies

(a) Basis of Accounting

The Consolidated Financial Statements are prepared by the government of Ontario in accordance with the public sector accounting standards (PSAS) for governments recommended by the Canadian Public Sector Accounting Board (PSAB).

(b) Reporting Entity

These financial statements report the activities of the Consolidated Revenue Fund combined with those organizations that are controlled by the Province.

Government Business Enterprises (GBEs), broader public sector (BPS) organizations (i.e., hospitals, school boards, colleges and children’s aid societies) and other government organizations controlled by the Province are included in these financial statements. Controlled organizations are consolidated once the organizations meet and are reasonably expected to maintain one of the following criteria: i) their revenues, expenses, assets or liabilities are greater than $50 million; or ii) their outside sources of revenue, deficit or surplus are greater than $10 million. A listing of consolidated government organizations is provided in Schedule 8.

Trusts administered by the Province on behalf of other parties are excluded from the reporting entity but are disclosed in Note 13.

(c) Principles of Consolidation

BPS organizations and other government organizations controlled by Ontario are consolidated on a line-by-line basis with the assets, liabilities, revenues, expenses, and remeasurement gains and losses of Ontario based on the percentage of ownership the government held during the fiscal year. Where appropriate, adjustments are also made to present the accounts of these organizations on a basis consistent with the fiscal year end and accounting policies of the Province, and to eliminate significant inter-organizational accounts and transactions.

The activities of GBEs are recorded in the financial statements based on their results prepared in accordance with International Financial Reporting Standards (IFRS) using the modified equity method. The combined net assets of GBEs are included as Investment in Government Business Enterprises on the Consolidated Statement of Financial Position. Their net income is shown as a separate item, Income from Investment in Government Business Enterprises on the Consolidated Statement of Operations. Their other comprehensive income and the unrealized gains and losses arising from fair value change in Ontario Nuclear Funds are included in the Consolidated Statement of Remeasurement Gains and Losses. Less than wholly-owned GBEs (e.g., Hydro One Limited) are reflected using the modified equity method based on the percentage of ownership the government held during the fiscal year.

56	Consolidated Financial Statements, 2023–2024

(d) Measurement Uncertainty

The preparation of financial statements requires the Ontario government to make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses during the reporting period. Uncertainty in the determination of the amounts at which an item is recognized or disclosed in the financial statements is known as measurement uncertainty.

Measurement uncertainty that is material to these financial statements exists in the estimation of Personal Income Tax (PIT), Corporations Tax and Sales Tax revenues; the valuation of the Canada Health Transfer, Canada Social Transfer and Equalization Payment entitlements; the valuation of pensions and other employee future benefits obligations; the valuation of derivatives; the estimation of liabilities for contingent liabilities including estimates for contaminated sites, asset retirement obligations, Aboriginal treaty rights and land claim settlements; other liabilities; and the net book value of tangible capital assets.

The PIT revenue estimate of $50.8 billion (2022–23, $44.2 billion, see Schedule 1), may be subject to subsequent revisions based on information available in the future related to past year tax return processing. Sales Tax revenues of $39.9 billion (2022–23, $36.1 billion, see Schedule 1), is also subject to uncertainty for similar reasons.

The Corporations Tax revenue estimate of $23.1 billion (2022–23, $27.8 billion, see Schedule 1) is based on amounts of tax assessed to June 30, 2024. Final amounts of taxes assessed may differ materially from these estimates. The methodology of calculating Corporations Tax is back-tested and the estimate is revised as necessary.

The estimation of the Canada Health Transfer of $19.3 billion (2022–23, $17.5 billion, see Schedule 1) and Canada Social Transfer of $6.4 billion (2022–23, $6.2 billion, see Schedule 1), is subject to uncertainty because of variances between the estimated and actual Ontario share of the Canada-wide population.

Pension and other employee future benefits liability of $13.8 billion (2022–23, $14.1 billion, see Note 6), is subject to measurement uncertainty because actual results may differ significantly from the Province’s best long-term estimate of expected results. For example, the difference between actual results and actuarial assumptions regarding return on investment of pension fund assets and health care cost trend rates for retiree benefits may be significant.

Derivative instrument fair values of $4.5 billion in assets (2022–23, $4.6 billion, see Note 3) and $6.9 billion in liabilities (2022–23, $7.7 billion, see Note 3) are subject to measurement uncertainty due to variances between projected and actual market performance and economic conditions. The fair value of financial instruments is determined by valuation techniques discussed in the Financial Instruments Fair Value Hierarchy section in Note 3.

There is measurement uncertainty surrounding the estimation of the liability associated with the court decision related to the Protecting a Sustainable Public Sector for Future Generations Act, 2019. The calculations are complex, requiring historical payroll data over multiple years and arbitration and legal settlements.

Consolidated Financial Statements, 2023–2024	57

There is measurement uncertainty surrounding the estimation of liabilities for contaminated sites of $2.5 billion (2022–23, $1.9 billion, see Note 7). The Ontario government may be responsible for cleanup costs that cannot be reasonably estimated due to several factors, including insufficient information related to the nature and extent of contamination, timing of costs well into the future (e.g., unknown impacts of future technological advancements) and the challenges of remote locations and unique contaminations.

There is measurement uncertainty surrounding the estimation of liabilities for asset retirement obligations of $4.3 billion (2022–23, $4.1 billion, see Note 7). These estimates are subject to uncertainty due to several factors, including but not limited to insufficient information on the type and extent of designated substances (e.g., asbestos), indeterminate timing of settlement, and the impact of project design on costs.

The Province’s investment in Ontario Power Generation (OPG) includes asset retirement obligations for fixed asset removal and nuclear waste management, discounted for the time value of money. These obligations are estimated based on the expected amount and timing of future cash expenditures based on plans for fixed asset removal and nuclear waste management. Such estimates are subject to uncertainty in the nature and extent of cost estimates, the timing of costs being incurred, changes in the discount rate applied to the cash flow estimates, and other unanticipated changes in fixed asset removal and nuclear waste management techniques.

There is measurement uncertainty surrounding the estimate of liabilities for contingent liabilities, including estimates for Aboriginal treaty rights and land claim settlements. Estimates for these liabilities are recorded when the contingency is determined to be likely and measurable, however the actual amount of any settlement may vary from the estimate recorded.

The net book value of tangible capital assets of $161.6 billion (2022–23, $150.5 billion, see Note 9), is subject to uncertainty because of differences between estimated useful lives of the assets and their actual useful lives.

Estimates are based on the best information available at the time of preparation of the financial statements and are reviewed annually to reflect new information as it becomes available. By their very nature, estimates are subject to measurement uncertainty. Therefore, actual results may differ materially from the Province’s estimates.

(e) Significant Accounting Policies

Revenue

Tax revenues are recognized in the period in which the taxable event occurs and when they are authorized by legislation, or the ability to assess and collect the tax has been provided through legislative convention. Reported tax revenues include estimated revenues for the current period, adjustments between the estimated revenues of previous years and actual amounts, and revenues from reassessments relating to prior years.

Personal Income Tax revenue for the period is accrued based on an estimate of current year tax assessments plus late-arriving assessments/reassessments for prior years and an estimate for the first calendar quarter of the following tax year.

58	Consolidated Financial Statements, 2023–2024

The Harmonized Sales Tax (HST) component of sales tax revenue is collected by the Government of Canada under a Comprehensive Integrated Tax Coordination Agreement and is remitted to Ontario net of credits. The remittances are based on the federal Department of Finance’s best estimates, which are subject to periodic updates.

Accrued Corporations Tax revenue for the period is based on estimated corporate income tax payable gross of refundable tax credits for the year. The estimate is based on amounts of Corporations Tax assessed to June 30.

Refundable personal and corporate income tax credits constitute transfers made through the tax system that are reported as expenses. Non-refundable PIT and Corporations Tax credits constitute tax concessions (relief of taxes paid), which are accounted for as revenue offsets by debiting the related tax revenue.

Transfers from the Government of Canada are recognized as revenues in the period during which the transfer is authorized by the federal government and all eligibility criteria are met, except if the stipulations related to federal government funding create an obligation that meet the definition of a liability. Once a liability is recognized, the transfer is recorded in revenue as the obligations related to these stipulations are met.

Other revenues from transactions with performance obligations, for example, fees or royalties from the sale of goods or rendering of services, are recognized as Ontario satisfies performance obligations by providing the promised goods or services to the payor. Other revenue from transactions with no performance obligations, for example, fines and penalties, are recognized when Ontario has the authority to claim or retain an inflow of economic resources and when a past transaction or event results in an asset. Amounts received prior to the end of the year that will be recognized in the subsequent fiscal year are deferred and reported as liabilities (see Liabilities).

Expense

Expenses are recognized in the fiscal year that the event occurs and resources are consumed.

Transfer payments are recognized in the year that the transfer is authorized, and all eligibility criteria have been met by the recipient. Any transfers paid are deemed to have met all eligibility criteria.

Employee future benefits such as pensions and other employee future benefits such as non-pension retirement benefits and entitlements upon termination are recognized as expenses over the years in which the benefits are earned by employees. These expenses are the government’s share of the current year’s cost of employee benefits, interest on the net benefits’ liability or asset, amortization of actuarial gains or losses, cost or gain on plan amendments and other adjustments.

The costs of owned or leased capital assets including buildings, transportation infrastructure, machinery and equipment, and information technology infrastructure are amortized and recognized as expenses over their estimated useful lives on a straight-line basis.

Interest on debt includes: i) interest on outstanding debt net of interest income on portfolio investments and loans; ii) realized foreign exchange gains and losses on debt; iii) amortization of debt discounts, premiums and commissions; iv) certain unrealized foreign exchange gains and losses, and v) debt servicing costs and other costs.

Consolidated Financial Statements, 2023–2024	59

Liabilities

Liabilities are recorded to the extent that they represent present obligations of the Province to outside parties as a result of events and transactions occurring prior to the end of the fiscal year. The settlement of liabilities will result in economic sacrifice in the future.

Liabilities include: accounts payable and accrued liabilities; debt; obligations under Public Private Partnerships (P3s); deferred revenue and capital contributions; liabilities for pensions and other employee future benefits; derivative liabilities; liability for contaminated sites (see Note 7); asset retirement obligations (see Note 7); probable losses on loan guarantees; and contingencies when it is likely that a loss will be realized, and the amount can be reasonably determined. Liabilities also include obligations to GBEs.

Deferred revenue represents unfulfilled performance obligations, or unspent externally restricted receipts from third parties. Deferred revenues are recorded into revenue in the period the amounts received are used for the purposes specified, or other restrictions are satisfied. Deferred capital contributions represent the unamortized amount of contributions received from third parties to construct or acquire tangible capital assets. These contributions are recognized as deferred capital contributions and recorded into revenue over the useful life of the associated tangible capital assets.

Public Private Partnerships (P3s) are a financing and procurement model available to the Province to use private sector partners to design, build, acquire or better new or existing infrastructure. Assets procured via P3s are recognized as tangible capital assets, and the related obligations are recognized as other long-term financing liabilities for financial liability models and/or deferred revenue for P3 performance obligations arising from user pay obligations in the financial statements as the assets are constructed. At initial recognition, the total liability reflects the cost of the tangible capital asset. The total liability for combined consideration arrangements is allocated between financial liability and performance obligation based on the portion of the asset cost financed through respective models. Financial liabilities for P3s are subsequently measured at amortized cost using the implicit contract rate.

Debt

Debt consists of treasury bills, commercial paper, medium- and long-term notes, savings bonds, debentures and loans, excluding instruments held by the Province. Debt is measured at amortized cost. Occasionally, Ontario purchases its own debt for a variety of reasons, including for cash management purposes as well for reducing stress to the Canadian payment system especially in fiscal years where there are large single-day maturities.

Pensions and Other Employee Future Benefits

The liabilities for pensions and other employee future benefits are calculated on an actuarial basis using the government’s best estimates of future inflation rates, investment returns, employee salary levels and other underlying assumptions, including where applicable, the government’s borrowing rate. When actual plan experience of pensions and other retirement benefits differs from what is expected, or when assumptions are revised, actuarial gains and losses may arise. These gains and losses are amortized over the expected average remaining service life of plan members for each respective plan.

60	Consolidated Financial Statements, 2023–2024

Liabilities for selected employee future benefits (such as pensions and other retirement benefits) represent the Province’s share of the actuarial present value of benefits attributed to services rendered by employees and former employees, less market-related value of plan assets. The market-related values are determined in a rational and systematic manner, in order to recognize market value asset gains and losses over a period of up to five years.

Derivatives

Derivatives are financial contracts, the values of which are derived from underlying instruments. The Province uses derivatives for the purpose of economically managing risk associated with interest cost on debt. The Province does not use derivatives for speculative purposes. Derivative assets and liabilities are measured at fair value.

Assets

Assets are resources controlled by the Province from which it has reasonable expectation of deriving future benefit. Assets are recognized in the year the transaction gives the government control of the benefit.

The following are not recognized in the Consolidated Statement of Financial Position:

●	Intangible assets inherited by right of the Crown or internally developed;
●	Historical or cultural works of art; and
●	Natural resources and land inherited by right of the Crown such as Crown lands, forests, water and mineral resources.

Financial Assets

Financial assets are resources that can be used to pay existing liabilities or finance future operations. They include cash and cash equivalents, portfolio investments, accounts receivable, loans receivable, derivative assets, and investments in Government Business Enterprises (GBEs).

Cash and cash equivalents include cash or other short-term, liquid, low-risk instruments that are readily convertible to cash, typically within three months or less. Cash and cash equivalents are measured at cost or amortized cost.

Portfolio investments primarily consist of non-Ontario government bonds, other bonds, Guaranteed Investment Certificates, pooled funds and equity securities. The majority of bonds are measured at cost or amortized cost. Equity securities quoted in an active market are measured at fair value. When there is a loss in value of a portfolio investment that is other than a temporary decline, an impairment loss is recognized in the Consolidated Statement of Operations. Impairment losses on portfolio investments are not reversed if there is a subsequent increase in investment value.

Accounts receivable are recorded at cost. A valuation allowance is recorded when the collection of the receivable is considered doubtful.

Consolidated Financial Statements, 2023–2024	61

Loans receivable are recorded at amortized cost. A valuation allowance is recorded when collection of the loans receivable is considered doubtful. Loans receivable include loans to GBEs, municipalities, as well as loans under the student loans program. Loans receivable with significant concessionary terms are considered in part to be grants and are recorded on the date of issuance at face value, discounted by the amount of the grant portion. The grant portion is recognized as an expense at the date of issuance of the loan or when the concession is provided. The amount of the loan discount is amortized to revenue over the term of the loan.

Investment in GBEs represents the net assets of GBEs recorded on the modified equity basis as described under Principles of Consolidation.

Tangible Capital Assets

Tangible capital assets are recorded at historical cost less accumulated amortization. Historical cost includes the costs directly related to the acquisition, design, construction, development, improvement or betterment, as well as the estimated cost to settle liabilities for asset retirement obligations. Cost includes overhead directly attributable to construction and development, as well as interest cost related to financing during construction. All tangible capital assets, except assets under construction, land and land improvements with an indefinite life, are amortized over the estimated useful lives of the assets on a straight-line basis. The useful lives of the Province’s tangible capital assets have been estimated as:

Buildings	20 to 40 years

Dams and Engineering Structures	20 to 80 years

Transportation Infrastructure	10 to 75 years

Machinery and Equipment	5 to 20 years

Information Technology	3 to 15 years

Other	3 to 50 years

Maintenance and repair costs are recognized as an expense when incurred.

Other Non-Financial Assets

Other non-financial assets include prepaid expenses, inventories of supplies for consumption and purchased intangible assets. Inventories of supplies for consumption and distribution such as personal protective equipment (PPE) are valued at the lower of historical cost (using the weighted average cost method) and replacement cost at fiscal year-end. Write-downs are recorded for PPE inventory where its cost exceeds the replacement cost at year-end. Obsolete, damaged, or expired PPE inventory are written off. The Province updated its accounting policy for measurement of PPE inventory from “the lower of cost or net realizable value” to “the lower of historical cost and replacement cost.” The change in accounting policy more accurately reflects the Province’s activity of PPE distribution and consumption, and is better aligned with Canadian Public Sector Accounting Standards. The accounting policy change has been applied prospectively.

Purchased intangible assets, representing broadcast rights, are recorded at historical cost less accumulated amortization. These assets are amortized on a straight-line basis over their estimated useful lives, which are reviewed annually. Impairment testing is conducted when indicators of impairment are identified.

62	Consolidated Financial Statements, 2023–2024

Financial Instrument Gains and Losses

Financial instruments include primary instruments such as cash, receivables, portfolio investments, payables, debt and derivative instruments such as interest rate swaps and currency swaps. Unrealized gains and losses arising from changes in the fair value of financial instruments are recognized in the Consolidated Statement of Remeasurement Gains and Losses, except where an irrevocable election under paragraph 19A of Section PS 2601, Foreign Currency Translation, has been made to recognize the unrealized exchange gains and losses on selected foreign currency denominated instruments in the Consolidated Statement of Operations instead of the Consolidated Statement of Remeasurement Gains and Losses. This election is made on an instrument-by-instrument basis.

Realized gains and losses arising from changes in the fair value of financial instruments and gains and losses from advanced rate setting and delayed rate setting transactions over the life of the financial instrument are recognized in the Consolidated Statement of Operations.

(f) Change in Accounting Policy by Adopting New Standards

Revenue

Effective April 1, 2023, the Province adopted a new standard, Section PS 3400, Revenue, retroactively with restatement of 2022–23 comparative figures. The new standard applies to all revenues, except for tax revenues, government transfers, income from investments in GBEs, and other revenues which are covered in other Public Sector Accounting Standards.

Adoption of Section PS 3400 has resulted in changes in the timing of revenue recognition for certain revenue streams such as licences and permits. The Province will recognize revenues from these exchange transactions when it satisfies its performance obligations, rather than deferring the revenues over the term of the arrangements.

For the 2022–23 transition year, adjustments to the opening balances as at April 1, 2022 are as follows: the Province decreased the opening accumulated operating deficit by $797 million, with a corresponding decrease of $778 million to opening deferred revenue and $18 million to opening deferred capital contributions and other liabilities.

Public Private Partnerships

Effective April 1, 2023, the Province adopted a new standard, Section PS 3160, Public Private Partnerships using the retroactive method with restatement of 2022–23 comparative figures. The new standard provides additional guidance related the recognition, measurement, and presentation and disclosure of public private partnerships, where the private sector partner finances the transaction past the point of when the infrastructure is ready for use and operates and/or maintains the asset.

Section PS 3160 requires the recognition of a tangible capital asset and corresponding performance obligation liability for infrastructure acquired through public private partnerships with a user-pay model. Previously, the Province was not required to recognize these assets or liabilities. The performance obligation liability is recognized as deferred revenue in the financial statements and revenue is recognized in future fiscal periods, when the performance obligations are satisfied.

Consolidated Financial Statements, 2023–2024	63

In addition, the adoption of Section PS 3160 resulted in adjustments to Other Long-Term Financing that was previously recognized on public private partnerships under a financial liability model to conform with the new standard.

For the 2022–23 transition year, adjustments to opening balances are as below:

As at April 1 ($ Millions)	2022

Increase in Opening Net Book Value of Tangible Capital Assets (Note 9)	100

Increase in Other Long-Term Financing (Note 4)	48

Increase in Opening Deferred Revenue (Note 5)	48

Decrease in Opening Accumulated Operating Deficit (Note 17)	5

Purchased Intangible Assets

Effective April 1, 2023, the Province adopted Public Sector Guideline 8 (PSG 8), Purchased Intangibles prospectively. PSG 8 requires the capitalization of purchased intangible assets. The Province’s purchased intangible assets are made up of broadcasting rights.

(g) Future Changes in Accounting Standards

The Conceptual Framework for Financial Reporting in the Public Sector

The new Conceptual Framework provides a meaningful foundation for formulating consistent financial reporting standards. The Conceptual Framework will replace current guidance in Section PS 1000 and Section PS 1100. A Conceptual Framework is a coherent set of interrelated concepts underlying accounting and financial reporting standards. It prescribes the nature, function and limits of financial accounting and reporting. It is the foundation on which standards are developed and professional judgment is applied. While the impact of any changes on Ontario’s Consolidated Financial Statements is not reasonably determinable at this time, Ontario intends to implement the Conceptual Framework effective April 1, 2026, for the fiscal year 2026–27.

Section PS 1202 – Financial Statement Presentation

The new standard provides updated guidance on the general and specific requirements for the presentation of information in general purpose financial statements. Section PS 1202 will replace Section PS 1201. While the impact of any changes on Ontario’s Consolidated Financial Statements is not reasonably determinable at this time, Ontario intends to implement the standard effective April 1, 2026, for the fiscal year 2026–27.

64	Consolidated Financial Statements, 2023–2024

2. Debt

Ontario borrows in both domestic and international markets. Debt issued of $437.6 billion as at March 31, 2024 (2022–23, $421.8 billion), is composed mainly of bonds and debentures issued in the short- and long-term domestic and international public capital markets and non-public debt held by certain federal pension funds. Debt presented in this note comprises Debt Issued for Provincial Purposes of $436.3 billion (2022–23, $422.1 billion) and Ontario Electricity Financial Corporation (OEFC) Debt of $12.0 billion (2022–23, $13.2 billion), less investments in Ontario bonds and treasury bills of $6.1 billion (2022–23, $10.1 billion) and unamortized discounts, premiums and commissions of $4.5 billion (2022–23, $3.4 billion). The following table presents the maturity schedule of Ontario’s outstanding debt, by currency of repayment, expressed in Canadian dollars. See Note 4 for debt of BPS organizations and obligations under P3 arrangements.

Consolidated Financial Statements, 2023–2024	65

Debt As at March 31 ($ Millions)					2024	2023

Currency	Canadian Dollar	U.S. Dollar	Euro	Other Currencies[1]	Total	Total

Maturing in:

2024	–	–	–	–	–	53,430

2025	41,298	1,690	6,578	309	49,875	27,306

2026	25,648	4,738	2,193	322	32,901	32,908

2027	15,296	7,784	–	4,126	27,206	27,289

2028	20,869	5,415	1,462	–	27,746	27,746

2029	19,054	4,061	–	102	23,217	–

1–5 years	122,165	23,688	10,233	4,859	160,945	168,679

6–10 years	86,011	8,799	6,943	1,076	102,829	98,138

11–15 years	28,972	–	–	314	29,286	25,001

16–20 years	38,777	–	259	–	39,036	29,374

21–25 years	44,165	–	234	–	44,399	42,931

26–50[2] years	71,807	–	–	–	71,807	71,206

Total Issued[3,4,6]	391,897	32,487	17,669	6,249	448,302	435,329

Less: Holdings of Own Ontario Bonds and Treasury Bills[5]	(6,125)	–	–	–	(6,125)	(10,154)

Less: Unamortized Discounts, Premiums and Commissions	(4,429)	(64)	(28)	(23)	(4,544)	(3,376)

Total	381,343	32,423	17,641	6,226	437,633	421,799

Debt Issued for Provincial Purposes	379,915	32,487	17,669	6,249	436,320	422,086

OEFC	11,982	–	–	–	11,982	13,243

Total Issued	391,897	32,487	17,669	6,249	448,302	435,329

Less: Holdings of Own Ontario Bonds and Treasury Bills[5]	(6,125)	–	–	–	(6,125)	(10,154)

Less: Unamortized Discounts, Premiums and Commissions	(4,429)	(64)	(28)	(23)	(4,544)	(3,376)

Total	381,343	32,423	17,641	6,226	437,633	421,799

Effective Interest Rates (Weighted Average)[6]

2024	3.59%	2.10%	0.95%	1.28%	3.35%	–

2023	3.48%	2.11%	0.69%	1.13%	–	3.23%

[1]	Other currencies comprise the Australian dollar, Swiss franc and UK pound sterling.
[2]	The longest term to maturity is to June 2, 2062.
[3]	Original foreign currency converted to Canadian dollar equivalent.
[4]

Total foreign currency-denominated debt as at March 31, 2024, was $56.4 billion (2022–23, $59.3 billion). Of that, $55.8 billion or 98.9 per cent (2022–23, $58.7 billion or 99.0 per cent) was fully hedged to Canadian dollars. The remaining 1.1 per cent (2022–23, 1.0 per cent) of foreign debt was unhedged as follows: $601 million (2022–23, $592 million) Swiss franc-denominated debt. Unhedged foreign currency debt as a percentage of total debt was 0.1 per cent (2022–23, 0.1 per cent).

[5]

As at March 31, 2024, debt issued for provincial purposes purchased and held by Ontario denominated in Canadian dollars includes long-term debt of $5.0 billion (2022–23, $9.1 billion), and short-term debt of $1.1 billion (2022–23, $1.0 billion).

[6]	The effective interest rates based on total debt range from 0 per cent to 10.7 per cent (2022–23, 0 per cent to 10.7 per cent).

66	Consolidated Financial Statements, 2023–2024

Debt As at March 31 ($ Millions)	2024	2023

Debt Payable to/of:

Public Investors	440,347	426,642

Canada Pension Plan Investment Board	7,458	8,147

School Board Trust Debt	484	515

Canada Mortgage and Housing Corporation	13	25

Total Issued	448,302	435,329

Less: Holdings of Own Ontario Bonds and Treasury Bills	(6,125)	(10,154)

Less: Unamortized Discounts, Premiums and Commissions	(4,544)	(3,376)

Total	437,633	421,799

Fair value of debt outstanding approximates the amounts at which debt instruments could be exchanged in a current transaction between willing parties. Most of Ontario’s debt is valued at fair value using public market quotations. Where these are not available, fair value is estimated using discounted cash flows. These estimates are affected by the assumptions made concerning discount rates and the amount and timing of future cash flows.

The estimated fair value of debt as at March 31, 2024, was $411.9 billion (2022–23, $402.8 billion). The fair value of debt does not reflect the effect of related derivative contracts.

School Board Trust Debt

A School Board Trust was created in June 2003 to permanently refinance debt incurred by 55 school boards. The Trust issued 30-year sinking fund debentures amounting to $891 million and provided $882 million of the proceeds to the 55 school boards in exchange for the irrevocable right to receive future transfer payments from the Ontario government related to this debt. An annual transfer payment is made by the Ministry of Education to the Trust’s sinking fund under the School Board Operating Grant program to retire the debt over 30 years. This debt, recorded net of the sinking fund of $407 million (2022–23, $376 million), is included in Ontario’s debt.

Consolidated Financial Statements, 2023–2024	67

3.  Derivatives and Risk Management

The Province employs various risk management strategies and operates within strict risk exposure limits to ensure that exposure to financial risk is managed in a prudent and cost-effective manner. A variety of strategies are used, including the use of derivative financial instruments (derivatives).

Derivatives are financial contracts, the value of which is derived from underlying instruments. The Province uses derivatives to economically hedge interest rate risk and foreign currency risk. Economic hedges are created primarily through swaps, which are legal contracts under which the Province agrees with another party to exchange cash flows based on one or more notional amounts using stipulated reference interest rates for a specified period. Swaps allow the Province to offset its existing obligations and thereby effectively convert them into obligations with more cost-effective characteristics. Other derivative instruments used by the Province include forward foreign exchange contracts, forward rate agreements, futures and options.

Notional Value of Derivatives

The table below presents a maturity schedule of the Province’s derivatives, by type, outstanding as at March 31, 2024, based on the notional amounts of the contracts. Notional amounts represent the volume of outstanding derivative contracts and are not indicative of credit risk, market risk or actual cash flows.

Notional Value and Fair Value of Derivatives								Notional Value		Fair Value

As at March 31 ($ Millions)								2024	2023	2024	2023

Maturity in Fiscal Year	2025	2026	2027	2028	2029	6–10 Years	Over 10 Years	Total	Total	Total	Total

Interest Rate Swaps[1]	7,129	7,375	10,596	8,233	9,010	22,354	4,688	69,385	70,572	(1,295)	(1,526)

Cross Currency Swaps	16,590	9,885	11,513	8,229	4,131	21,864	814	73,026	66,241	(1,055)	(1,664)

Forward Foreign Exchange Contracts	–	–	–	–	–	–	–	–	11,041	–	79

Others[2]	(18)	–	–	–	–	–	–	(18)	(27)	–	(3)

Total	23,701	17,260	22,109	16,462	13,141	44,218	5,502	142,393	147,827	(2,350)	(3,114)

[1]

Includes $2.0 billion (2022–23, $2.3 billion) of interest rate swaps related to loans receivable held by a consolidated entity and $nil billion (2022–23, $0.2 billion) related to short-term investments held by the Province.

[2]	Future contracts held by Metrolinx for 47.0 million litres of diesel fuel maturing in 2024–25 (2022–23, future contracts for 27.7 million litres of diesel fuel maturing in 2023–24).

Interest rate and cross-currency swaps are valued using a discounted cash flow method. Forward rates are used to determine floating rate cash flows occurring in the future. Cash flows are discounted using the respective currency’s yield curve. Inputs to the models are market observable and may include interest rate yield curves and foreign exchange rates.

Foreign exchange forwards and foreign exchange swaps are valued by discounting the notional amounts using the respective currency’s yield curve and converting the amounts using the spot Canadian dollar exchange rate.

68	Consolidated Financial Statements, 2023–2024

Fair Value Hierarchy

Financial instruments measured at fair value are grouped into one of three levels based on the degree to which the fair value is observable. The hierarchy is as follows:

●	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

●

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

●	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value of financial instruments not quoted in an active market is determined by appropriate valuation techniques, including forward pricing and swap models, using present value calculations. The models incorporate various inputs including forward interest rate curves.

The following table presents the financial instruments measured at fair value in the Consolidated Statement of Financial Position, classified using the fair value hierarchy.

Fair Value Hierarchy As at March 31 ($ Millions)	Level 1 $	Level 2 $	Level 3 $	Total $

	2024

Derivative Assets	8	4,503	20	4,531

Derivative Liabilities	(1)	(6,762)	(118)	(6,881)

Portfolio Investments	3,869	3,416	96	7,381

2024 Total	3,876	1,157	(2)	5,031

	2023

Derivative Assets	4	4,554	13	4,571

Derivative Liabilities	(2)	(7,559)	(124)	(7,685)

Portfolio Investments	2,984	2,883	147	6,014

2023 Total	2,986	(122)	36	2,900

There were no transfers between levels during 2024 and 2023.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market factors. Market risk encompasses a variety of financial risks such as foreign exchange risk, interest rate risk and commodity price risk. The Province recognizes that it is subject to market risk primarily through foreign exchange and interest rate risk.

Consolidated Financial Statements, 2023–2024	69

Foreign Currency Risk

Foreign currency or exchange rate risk is the risk that foreign currency investments, debt principal and interest payments, as well as foreign currency transactions, will vary in Canadian dollar terms due to fluctuations in foreign exchange rates. To manage currency risk, the Province uses derivative contracts, including forward foreign exchange contracts, futures, options and swaps to convert foreign currency cash flows into Canadian dollar cash flows. Most derivative contracts economically hedge the underlying debt by matching all the critical terms to achieve effectiveness. The term of forward foreign exchange contracts used for hedging is usually shorter than the term of the underlying debt, however hedge effectiveness is maintained by continuously rolling the forward foreign exchange contract over the remaining term of the underlying debt, or until replaced with a long-term derivative contract.

The Province has elected to apply Section PS 2601.19A election (see Note 2e, Financial Instrument Gains and Losses) for i) economically hedged groups of financial instruments where the underlying instrument is hedged to term by multiple shorter term derivative instruments; and ii) derivatives denominated in foreign currency with a shorter term than the underlying provincial debt instrument being hedged.

The current market risk policy allows the amount of unhedged foreign currency debt principal, net of foreign currency holdings, to reach a maximum of 3.0 per cent of Total Debt Issued for Provincial Purposes and OEFC.

As at March 31, 2024, the respective unhedged levels for Total Debt issued for Provincial Purposes and OEFC were 0.1 and 0.0 per cent (2022–23, 0.1 and 0.0 per cent). As of March 31, 2024, unhedged debt was limited to debt issued in Swiss francs. A one-Swiss Rappen appreciation of the Swiss currency, relative to the Canadian dollar, would result in Swiss franc debt increasing by $9 million (2022–23, $9 million increase) and a corresponding remeasurement loss of $9 million (2022–23, losses of $9 million).

Total foreign exchange gain recognized in the Consolidated Statement of Operations for 2023–24 was $35 million (2022–23, $34 million), including a $40 million gain for 2023–24 (2022–23, $30 million) for those instruments for which the Province has elected to apply Section PS 2601.19A, offset by a loss of $5 million (2022–23, a gain of $4 million) related to other foreign exchange and revaluation transactions.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Province is subject to interest rate risk through its debt, variable rate investments (i.e., bonds, fixed income securities), variable rate debts, and other long-term financing.

Interest on debt expense may also vary as a result of changes in interest rates. In respect of Debt Issued for Provincial Purposes and OEFC debt, the risk is measured as net interest rate resetting exposure, which is the floating rate exposure plus fixed rate debt maturing within the next 12-month period net of liquid reserves as a percentage of Debt Issued for Provincial Purposes and OEFC debt, respectively.

70	Consolidated Financial Statements, 2023–2024

The current market risk policy limits net interest rate resetting exposure for Debt Issued for Provincial Purposes and OEFC debt to a maximum of 35 per cent. As at March 31, 2024, the net interest rate resetting exposure for Debt Issued for Provincial Purposes and OEFC debt was 7.0 per cent and 21.4 per cent, respectively (2022–23, 5.2 per cent and 26.1 per cent).

If interest rates had been 100 basis points higher or lower and all other variables were held constant, the Province’s interest on debt for the year ended March 31, 2024 would increase/decrease by $700 million (2023: decrease/increase by $607 million).

Interest Rate Risk As at March 31 ($ Millions)	2024		2023
	-100 Basis Points	100 Basis Points	-100 Basis Points	100 Basis Points

Decrease/(Increase) to Annual Deficit	712	(712)	607	(607)

Increase/(Decrease) to Remeasurement Gains	321	(308)	351	(349)

Liquidity Risk

Liquidity risk is the risk that the Province will not be able to meet its current short-term financial obligations. To reduce liquidity risk, the Province maintains liquid reserves — that is, cash and portfolio investments (Note 8) adjusted for collateral at levels that are expected to meet future cash requirements and give flexibility in the timing of issuing debt. The Province is subject to its liquidity risk through its accounts payable, derivatives, current portion of long-term debt, and long-term debt. To manage its liquidity risk, the Province performs extensive budgeting exercises, ongoing monitoring of its short-term cash flows, and has high liquid securities that can easily be converted to cash to ensure it meets all short-term obligations. Additionally, in some cases, the Province may have access to credit facilities or operating funds. Pledged assets are considered encumbered for liquidity purposes while collateral held, that can be sold or repledged, is a source of liquidity. In addition, the Province has short-term note programs as alternative sources of liquidity.

Collateral

The Province has entered securities repurchase agreements and collateralized swap agreements with certain counterparties. Under the terms of those agreements, the Province may be required to pledge and/or receive assets relating to obligations to the counterparties. In the normal course of business, these pledged securities will be returned to the pledgor when there are no longer any outstanding obligations.

As at March 31, 2024, the Province has pledged assets in the carrying amount of $3,079 million (2022–23, $3,874 million), which would be included in portfolio investments and/or cash and cash equivalents.

Consolidated Financial Statements, 2023–2024	71

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Province is subject to credit risk through its cash and cash equivalents, accounts receivable, loans receivable, portfolio investments and other financial assets. The Province holds cash accounts in federally regulated chartered banks.

The use of derivatives introduces credit risk, which is the risk of a counterparty defaulting on contractual derivative obligations in which the Province has an unrealized gain. The table below presents the credit risk associated with the derivative financial instrument portfolio measured through the replacement value of derivative contracts, as at March 31, 2024.

Credit Risk Exposure As at March 31 ($ Millions)	2024	2023

Gross Credit Risk Exposure	4,839	4,814

Less: Netting	(4,154)	(4,124)

Net Credit Risk Exposure	685	690

Less: Collateral Received	(670)	(688)

Net Credit Risk Exposure (Net of Collateral)	15	2

The Province manages its credit risk exposure from derivatives by, among other things, dealing only with high-credit-quality counterparties and regularly monitoring compliance to credit limits. In addition, the Province enters into contractual agreements (master agreements) that provide for termination netting and, if applicable, payment netting with most of its counterparties. Gross Credit Risk Exposure represents the loss that the Province would incur if every counterparty to which it had credit risk exposure were to default at the same time, and the contracted netting provisions were not exercised or could not be enforced. Net Credit Risk Exposure is the loss after the mitigating impact of these netting provisions. Net Credit Risk Exposure (Net of Collateral) is the potential loss to the Province after mitigation by the collateral received from counterparties.

72	Consolidated Financial Statements, 2023–2024

4.  Other Long-Term Financing

Other Long-Term Financing comprises the total debt of the BPS organizations and obligations under P3 arrangements using the financial liability model.

Other Long-Term Financing of $18.0 billion as at March 31, 2024 (2022–23, $17.8 billion), includes BPS Debt of $5.7 billion (2022–23, $5.6 billion) and P3 Obligations of $12.3 billion (2022–23, $12.2 billion). The following table presents the maturity schedule of other long-term financing by type of financing.

Other Long-Term Financing As at March 31 ($ Millions)					2024	2023 Restated

Type of Financing	BPS Debt	[1]	P3 Obligations	[1]	Total	Total

Maturing in:

2023–24	–		–		–	4,099

2024–25	1,167		3,282		4,449	2,648

2025–26	334		612		946	667

2026–27	385		280		665	589

2027–28	253		1,554		1,807	730

2028–29	254		269		523	–

1–5 years	2,393		5,997		8,390	8,733

Year 6 and thereafter	3,315		6,320		9,635	9,080

Total	5,708		12,317		18,025	17,813

[1]

Interest on BPS debt, including interest and investment income, results in a net income of $281 million for 2023–24 (2022–23 restated (see Note 17), a net expense of $43 million) and is included in Interest on Debt. The effective interest rate for BPS debt by each arrangement ranges from 0 per cent to 10 per cent (2022–23, 0 per cent to 7.95 per cent).

P3 contracts under the financial liability model mainly consist of construction or betterment projects related to transportation infrastructure such as GO rail expansion and highways and buildings such as hospitals, prisons and complexes (see Note 9 on Tangible Capital Assets). Under P3 contracts, payments by the Province cover the capital portion related to the cost of the infrastructure assets and certain contracts also cover the service portion related to the operating and maintenance cost over the term of the P3 arrangements.

Consolidated Financial Statements, 2023–2024	73

5.  Deferred Revenue and Capital Contributions

Deferred Revenue and Capital Contributions As at March 31 ($ Millions)	2024	2023 Restated (Note 17)

Deferred Revenue:

Broader Public Sector Organizations	4,668	5,158

Teranet Inc.	764	782

Other[1]	2,002	1,898

Total Deferred Revenue	7,434	7,838

Deferred Capital Contributions	10,009	9,394

Total	17,443	17,232

[1]	Includes $131 million related to P3 performance obligations measured under the user-pay model.

In 2010–11, the Province renewed its long-standing business partnership with Teranet Inc. (Teranet) by extending Teranet’s exclusive licences to provide electronic land registration and writs services in Ontario for an additional 50 years. Ontario received approximately a $1.0 billion upfront payment for the transaction, which is amortized into revenue over the life of the contract.

P3 assets under the P3 user-pay model include buildings and transportation infrastructure. The Province has the rights to receive the P3 assets at the end of the P3 arrangements. Certain P3 contracts include renewal options or termination options.

74	Consolidated Financial Statements, 2023–2024

6.  Pensions and Other Employee Future Benefits

The Province sponsors several pension plans. It is the sole sponsor of the Public Service Pension Plan (PSPP) and the Provincial Judges’ Pension Plan (PJPP), and a joint sponsor of the Ontario Public Service Employees Union Pension Plan (OPSEUPP) and the Ontario Teachers’ Pension Plan (OTPP). In addition to the provincially sponsored plans, the Province also reports in its consolidated financial statements pension benefits for employees in the hospital and colleges sectors, which are provided by the Healthcare of Ontario Pension Plan (HOOPP) and the Colleges of Applied Arts and Technology Pension Plan (CAATPP), respectively.

As permitted under Canadian public sector accounting standards, the Province elects to use an earlier pension measurement date, December 31, in preparing the consolidated financial statements as at March 31, as long as no significant changes relevant to the valuation of the plans occurs between these two dates. The Province has applied this reporting practice consistently.

Pensions and Other Employee Future Benefits Liability (Asset)

As at March 31 ($ Millions)	2024	2023	2024	2023	2024	2023

	Pensions	Pensions	Other Employee Future Benefits	Other Employee Future Benefits	Total	Total

Obligation for Benefits[1]	175,970	169,068	11,469	11,605	187,439	180,673

Less: Plan Fund Assets	(231,819)	(219,050)	(723)	(692)	(232,542)	(219,742)

(Excess)/Deficiency of Assets Over Obligations[2,3]	(55,849)	(49,982)	10,746	10,913	(45,103)	(39,069)

Unamortized Actuarial Gains (Losses)	23,394	23,191	1,655	1,392	25,049	24,583

Accrued Liability (Asset)	(32,455)	(26,791)	12,401	12,305	(20,054)	(14,486)

Valuation Allowance[4]	33,837	28,616	–	–	33,837	28,616

Total Liability	1,382	1,825	12,401	12,305	13,783	14,130

[1]	Obligation for benefits reflects retroactive salary adjustments arising from Bill 124 remedies.
[2]

This amount comprises $57,423 million (2022–23, $51,473 million) pertaining to pension plans with excess assets over obligations; and $1,574 million (2022–23, $1,491 million) pertaining to pension plans with excess obligations over assets.

[3]	All other employee future benefits have excess obligations over assets.
[4]	The valuation allowance is related to the net pension assets for the OTPP, OPSEUPP, HOOPP and CAATPP.

Consolidated Financial Statements, 2023–2024	75

Pensions and Other Employee Future Benefits Expense
For the year ended March 31 ($ Millions)	2024	2024	2024	2023

	Pensions	Other Employee Future Benefits	Total	Total

Cost of Benefits	4,792	1,236	6,028	5,981

Amortization of Actuarial (Gains) Losses	(2,294)	(82)	(2,376)	(1,285)

Cost on Plan Amendment or Curtailment	–	–	–	1,545

Recognition of Unamortized Experience Gains	–	–	–	(1,545)

Employee and Other Employers’ Contributions	(476)	–	(476)	(424)

Interest (Income) Expense	(3,060)	292	(2,768)	(1,813)

Change in Valuation Allowance[1]	5,222	–	5,222	2,875

Total	4,184	1,446	5,630	5,334

[1]	The valuation allowance is related to the net pension assets for OTPP, OPSEUPP, HOOPP and CAATPP.

Pensions and Other Employee Future Benefits Expense by Plan and by Type
For the year ended March 31 ($ Millions)	2024	2023

Ontario Teachers’ Pension Plan[1]	1,652	1,661

Public Service Pension Plan[2]	291	594

Ontario Public Service Employees Union Pension Plan[2]	261	232

Healthcare of Ontario Pension Plan[3]	1,562	1,334

Colleges of Applied Arts and Technology Pension Plan[4]	315	270

Provincial Judges’ Pension Plan[2]	103	115

Total Pensions	4,184	4,206

Other employee future benefits – Retirement benefits[2]	1,446	1,128

Total Pensions and Other Employee Future Benefits[5]	5,630	5,334

[1]	The OTPP expense is included in the Education expense in the Consolidated Statement of Operations and is disclosed separately in Schedule 4.
[2]

The PSPP, OPSEUPP and PJPP Pension expense and Other Employee Future Benefits — Retirement Benefits expense for Ontario Public Services employees are included in the Other expense in the Consolidated Statement of Operations and are classified under Employee and Pensioner Benefits under Treasury Board Secretariat in Schedule 4.

[3]	The HOOPP pension expense is included in the Health expense in the Consolidated Statement of Operations.
[4]	The CAATPP pension expense is included in the Postsecondary Education expense in the Consolidated Statement of Operations.
[5]	Total Pensions and Other Employee Future Benefits expense is reported in Schedule 3.

76	Consolidated Financial Statements, 2023–2024

Pensions

PSPP, OPSEUPP and OTPP are contributory defined benefit plans that provide Ontario government employees as well as elementary and secondary school teachers, and administrators, with a defined amount of retirement income based on a formula. The formula takes into account a member’s best five-year average salary and length of service. The retirement benefits are indexed to changes in the Consumer Price Index to provide protection against inflation. The plan benefits are financed by contributions from plan members and the Province, as well as investment earnings. Plan members normally contribute 8 to 12 per cent of their salaries to these plans. The Province either matches these contributions or makes contributions based on actuarial reports, depending on the funding structure of each plan. The obligations for benefits and the plan fund assets for OTPP and OPSEUPP exclude those employers not consolidated by the Province.

The PJPP is comprised of a funded registered defined benefit pension plan and an unfunded supplemental defined benefit pension plan, as well as a partially funded retirement compensation arrangement (RCA), for eligible judges whose pension benefits under the PJPP registered plan are limited by the federal Income Tax Act or federal Tax Regulations. PJPP provides eligible judges with a defined amount of retirement income based on a formula that takes into account an amount equal to 2 per cent of the judge’s average salary for their final three years of service. Plan members normally contribute 7 per cent of their salary to this plan.

The Province is also responsible for sponsoring the Public Service Supplementary Benefits Plan (PSSBP) and the Ontario Teachers’ Retirement Compensation Arrangement. The existing PSSBP was converted to an RCA, effective January 1, 2022, which provides additional pension benefits to members whose contribution and benefits under PSPP are limited by the federal Income Tax Act. The Ontario Pension Board acts as administrator of the RCA, trustee of the RCA assets and oversees the investments of the RCA. Expenses and liabilities of these plans are included in the Pensions Expense and Pensions Liability reported in the above tables.

HOOPP is a multi-employer pension plan covering employees of Ontario’s health care community. CAATPP is a multi-employer pension plan covering employees of the Colleges of Applied Arts and Technology in Ontario, the Ontario College Application Services and the Ontario College Library Services. Both plans are accounted for as multi-employer defined benefit plans that provide eligible members with a retirement income based on a formula. Like the plans that are sponsored by the government, the formula takes into account a member’s best five-year average salary and length of service in the plan. The plan benefits are financed by contributions from participating members and employers and by investment earnings. The Province records a percentage of the net obligations of HOOPP and CAATPP based on the ratio of employer to employee contributions.

The Province does not have unilateral control over the decisions regarding contribution levels or benefit changes for either the HOOPP or CAATPP multi-employer plans as it is not a member of the committees responsible for these decisions. Therefore, a valuation allowance is recorded to write down the net asset position in these plans, if any. The Province has applied a full valuation allowance against the net pension assets of the OTPP and OPSEUPP.

The obligation for benefits and plan fund assets of the above plans is based on actuarial accounting valuations that are performed annually. Funding of these plans is based on statutory actuarial funding valuations undertaken at least once every three years.

Consolidated Financial Statements, 2023–2024	77

Information on contributory defined benefit plans is as follows:

	OTPP	PSPP	OPSEU	HOOPP	CAATPP	PJPP

Province’s Best Estimates as of December 31, 2023

Inflation rate	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%

Salary escalation rate	2.75%	2.75%	2.75%	4.00%	3.25%	3.00%

Discount rate and expected rate of return on pension assets	6.25%	6.25%	6.25%	6.25%	6.25%	4.75%

Actual return on pension assets[1]	1.90%	2.81%	5.11%	8.96%	10.88%	4.45%

Accounting Actuarial Valuation as of December 31, 2023

Market value of pension fund assets[2,3] ($ millions)	120,499	31,894	11,911	54,459	8,844	505

Market-related value of assets[2] ($ millions)	120,092	34,558	11,979	55,854	8,825	511

Employer contributions[4] ($ millions)	1,643	841	282	1,562	306	66

Employee contributions[5] ($ millions)	1,643	518	268	1,269	306	7

Benefit payments[1] (including transfers to other plans) ($ millions)	3,764	1,810	632	1,739	294	68

Number of active members (approximately)	184,000	50,151	50,493	281,000	36,878	282

Average age of active members	44.9	44.8	43.6	43.0	47.2	57.7

Expected remaining service life of the employees (years)	14.3	10.8	12.1	13.4	14.0	11.1

Number of pensioners including survivors (approximately)	156,000	41,519	43,175	179,000	19,269	353

Province’s Best Estimates as of December 31, 2022

Inflation rate	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%

Salary escalation rate	2.75%	2.75%	2.75%	4.00%	3.25%	3.00%

Discount rate and expected rate of return on pension assets	6.00%	6.00%	6.00%	6.00%	6.00%	3.80%

Actual return on pension assets[1,6]	3.99%	-7.73%	-2.38%	-8.86%	-1.07%	1.43%

Accounting Actuarial Valuation as of December 31, 2022

Market value of pension fund assets[2,3] ($ millions)	120,362	31,167	11,676	49,638	7,942	461

Market-related value of assets[2] ($ millions)	113,717	33,337	11,474	51,874	8,175	474

Employer contributions[4] ($ millions)	1,656	808	270	1,328	266	63

Employee contributions[5] ($ millions)	1,642	473	260	1,081	266	6

Benefit payments[2] (including transfers to other plans) ($ millions)	3,530	1,717	584	1,672	285	60

Number of active members (approximately)	183,000	47,647	48,629	268,000	33,949	296

Average age of active members	44.9	45.3	43.9	43.0	48.2	57.8

Expected remaining service life of the employees (years)	14.4	10.9	12.0	13.3	13.4	11.1

Number of pensioners including survivors (approximately)	153,000	40,986	42,472	172,000	18,740	343
[1]	Figures may vary from pension plan’s published returns due to the Province’s best estimates.
[2]

Reflects the Ontario government’s share, which excludes organizations not consolidated by Ontario. The government’s share of the risks and benefits under OTPP is 49.0 per cent (2022–23, 49.0 per cent), under PSPP is 100 per cent (2022–23, 100 per cent), under OPSEUPP is 47.4 per cent (2022–23, 47.4 per cent), under HOOPP is 48.4 per cent (2022–23, 47.9 per cent), under CAATPP is 41.2 per cent (2022–23, 42.1 (restated) per cent) and under PJPP is 100 per cent (2022–23, 100 per cent).

[3]	As at December 31, 2023, the pension fund assets includes $22,166 million (2022–23, $21,325 million) bonds and securities issued by the Ontario government.
[4]

Employer contributions paid during Ontario’s fiscal year. Employer contributions excludes employers’ contributions made by non-consolidated agencies participating in PSPP and OPSEUPP and excludes other employers’ contributions to OTPP. PSPP employer contributions includes special payments of $292 million (2022–23, $268 million).

[5]	Employee contributions paid during the calendar year; excludes contributions of employees employed by non-consolidated agencies.
[6]	CAATPP comparative figure has been revised to be consistent with the methodology adopted in the current year.

78	Consolidated Financial Statements, 2023–2024

Other Employee Future Benefits

Other Employee Future Benefits are non-pension retirement benefits, post-employment benefits, compensated absences and termination benefits.

Non-Pension Retirement Benefits

The Province provides dental, basic life insurance, supplementary health and hospital benefits to eligible retired employees through a group insured benefit plan. Certain PSPP members and OPSEUPP members who had not accrued the minimum eligibility requirement of 10 years of pension service before January 1, 2017, are required to have 20 years of pension service and retire to an immediate unreduced pension to be eligible to receive the post-retirement insured benefits. Further, such eligible members who commenced receipt of a pension on or after January 1, 2017, have the option to either participate in the current legacy post-retirement insured benefits plan and pay 50 per cent of the premium costs, or to participate in the new retiree-focused post-retirement benefits plan, at no cost to the member.

Optional enrolment in the retiree-focused plan, at full cost to the retiree, is also available to employees hired before January 1, 2017, and who later retire to an immediate unreduced pension based on a minimum 10 years of pension service and employees hired on and after January 1, 2017, who later retire to an immediate unreduced pension based on a minimum 20 years of pension service.

The liability for non-pension retirement benefits of $9.2 billion as at March 31, 2024 (2022–23, $9.1 billion), is included in the Other Employee Future Benefits Liability. The expense for 2023–24 of $356 million (2022–23, $452 million) is included in the Other Employee Future Benefits Expense.

The discount rate used in the non-pension retirement benefits calculation for 2023–24 is 4.75 per cent (2022–23, 4.40 per cent). The discount rate used by BPS organizations in the non-pension retirement benefits calculation for 2023–24 ranges from 3.40 per cent to 6.84 per cent (2022–23, 1.70 per cent to 6.34 per cent). The expected average remaining service life of the employees for non-pension retirement benefits is 13.8 years (2022–23, 13.8 years).

Post-Employment Benefits, Compensated Absences and Termination Benefits

The Province provides, on a self-insured basis, workers’ compensation benefits, long-term disability benefits and regular benefits to employees who are on long-term disability.

For all other employees, subject to terms set out in collective agreements and in the Management Board of Cabinet Compensation Directive as applicable, Ontario provides termination pay equal to one week’s salary for each year of service up to a maximum of 50 per cent of their annual salary. Employees who have completed one year of service, but less than five years, are also entitled to termination pay in the event of death, retirement or release from employment. All employees who resign are not eligible for any severance pay in respect to service after December 2011.

The total post-employment benefits liability of $3.2 billion as at March 31, 2024 (2022–23, $3.2 billion) is included in the Other Employee Future Benefits Liability. The total post-employment benefits expense of $1.1 billion in 2023–24 (2022–23, $0.7 billion) is included in the Other Employee Future Benefits Expense.

Consolidated Financial Statements, 2023–2024	79

The discount rate used in the post-employment benefits, compensated absences and termination benefits calculations for 2023–24 is 4.50 per cent (2022–23, 4.10 per cent). The discount rate used by BPS organizations for the post-employment benefits in 2023–24 ranges from 3.40 per cent to 4.80 per cent (2022–23, 1.70 per cent to 6.60 per cent).

7.  Other Liabilities

Other Liabilities As at March 31 ($ Millions)	2024	2023 Restated (Note 17)

Liabilities for Asset Retirement Obligations	4,296	4,095

Liabilities for Contaminated Sites	2,517	1,910

Other Pension Liabilities	142	142

Other Funds and Liabilities	2,429	2,736

Total	9,384	8,883

Liabilities for Asset Retirement Obligations

The Province records liabilities related to the legal obligations where the Province is obligated to incur costs to retire a tangible capital asset. A liability of $4.3 billion as at March 31, 2024 (2022–23, $4.1 billion) has been recorded for activities to fulfill the obligation based on estimation for the cost of these activities.

A significant part of asset retirement obligations results from the removal and disposal of designated substances such as asbestos from provincial buildings, and closure and post closure activities related to solid waste landfill sites. When recording the liability for assets in productive use, the estimated cost and subsequent changes to the estimate are capitalized and amortized over the asset’s useful life. For assets that are not in productive use, these costs are expensed.

To estimate the liability for asbestos and other designated substances in provincial buildings, assessment reports that include the type and quantity of the substances are used with experience and expert advice to determine the cost of retiring the substance. For buildings without an assessment, an estimate is based on the cost for similar buildings until more asset specific data is available.

To estimate the solid waste landfill liability, site closure plans are used to estimate the closure and post-closure costs. Before a closure plan is approved, information on the site is used to predict the activities that will be required to close, maintain and monitor the site, based on the experience related to other sites considering the content and condition of the site based on operational monitoring and reporting. These activities such as capping or ground water monitoring are costed using rates determined though experience and expert advice.

The Province discounts significant obligations that have reliable cash flow projections, and is estimated using the present value of future cash flows, otherwise they are recorded at current cost. The discount rate used reflects the risks specific to the asset retirement liability and the entity that will settle the liability. Subsequently, accretion of the discounted liability due to the passage of time is recorded as an in-year expense. During the year, for the asset retirement obligations that used present value techniques to measure the liabilities, the discount rate utilized ranged from 3.0 per cent to 5.1 per cent (2022–23, 3.0 per cent to 5.1 per cent).

80	Consolidated Financial Statements, 2023–2024

A reconciliation of the beginning and ending aggregated carrying amount of the ARO liability is as below:

Liabilities for Asset Retirement Obligations As at March 31 ($ Millions)	2024	2023

Liabilities for Asset Retirement Obligations at Beginning of Year (Note 1(f))	4,095	3,769

Liabilities Incurred During the Year	61	28

Increase in Liabilities Reflecting Changes in the Estimate of Liabilities[1]	461	300

Increase in Liabilities due to Accretions[2]	23	10

Valuation and Other Adjustments	(298)	1

Liabilities Settled During the Year	(46)	(13)

Liabilities for Asset Retirement Obligations at End of Year[3]	4,296	4,095

[1]	Reflecting changes in the estimated cash flows and the discount rate.
[2]	Increase in the carrying amount of a liability due to the passage of time for those obligations the Province has discounted.
[3]

As at March 31, 2024, approximately 86 per cent of liabilities for asset retirement obligations pertained to asbestos and other designated substances in buildings, with the remaining balance mainly related to solid waste landfills.

Liabilities for Contaminated Sites

The Province reports environmental liabilities related to the management and remediation of contaminated sites where it is obligated or likely obligated to incur such costs. A contaminated sites liability of $2.5 billion (2022–23, $1.9 billion) has been recorded based on environmental assessments or estimations for those sites where an assessment has not been conducted.

The Province’s ongoing efforts to assess contaminated sites may result in additional environmental remediation liabilities related to newly identified sites, or changes in the assessments or intended use of existing sites, including mine sites. Any changes to the Province’s liabilities for contaminated sites will be accrued in the year in which they are assessed as likely and measurable.

Other Pension Liabilities

Other pension liabilities include pension and benefit funds related to the Justice of the Peace, the Deputy Ministers’, OPSEU and the Associate Judges Supplemental Pension Plan.

Other Funds and Liabilities

Other Funds and Liabilities include externally restricted funds and other long-term liabilities.

Consolidated Financial Statements, 2023–2024	81

8.	Portfolio Investments

Portfolio Investments As at March 31 ($ Millions)	2024			2023

	Cost/ Amortized Cost	Fair Value	Carrying Value	Carrying Value

Bonds	13,390	3,165	16,555	19,217

Add: Bonds Purchased under Resale Agreements	6,498	2	6,500	8,672

Less: Bonds Sold under Repurchase Agreements	(3,474)	(2)	(3,476)	(321)

Total Bonds	16,414	3,165	19,579	27,568

Deposits and GICs	1,702	2,557	4,259	4,117

Other[1]	422	1,659	2,081	2,328

Total Portfolio Investments	18,538	7,381	25,919	34,013

[1]	Includes equity instruments quoted in active markets with market value of $619 million.

A resale agreement is an agreement between two parties where the Province purchases and subsequently resells a security at a specified price on a specified date. A repurchase agreement is an agreement between two parties where the Province sells and subsequently repurchases a security at a specified price on a specified date.

Other portfolio investments’ carrying value primarily consists of $1,165 million pooled funds and $766 million equity securities.

82	Consolidated Financial Statements, 2023–2024

9.  Tangible Capital Assets

2024 Tangible Capital Assets As at March 31 ($ Millions)

	Land	Buildings	Transportation Infrastructure	Machinery and Equipment	Information Technology	Other	2024

Cost

Restated Opening Balance	21,366	113,496	59,318	16,726	11,424	12,813	235,143

Additions	1,289	7,032	7,373	1,229	870	920	18,713

Disposals	21	238	1,254	425	953	86	2,977

Revaluation	–	428	10	2	–	–	440

Closing Balance	22,634	120,718	65,447	17,532	11,341	13,647	251,319

Accumulated Amortization

Restated Opening Balance	–	44,067	16,962	12,769	7,225	3,603	84,626

Additions	–	3,530	2,025	964	1,059	391	7,969

Disposals	–	211	1,254	416	943	83	2,907

Closing Balance	–	47,386	17,733	13,317	7,341	3,911	89,688

Net Book Value

2024	22,634	73,332	47,714	4,215	4,000	9,736	161,631

Consolidated Financial Statements, 2023–2024	83

2023 Tangible Capital Assets (Restated) As at March 31 ($ Millions)

	Land	Buildings	Transportation Infrastructure	Machinery and Equipment	Information Technology	Other	2023 Restated

Cost

Opening Balance	20,104	106,426	53,269	15,844	11,047	13,148	219,838

Adjustment for Section PS 3160[1]	–	90	32	(1)	(1)	–	120

Adjusted Opening Balance	20,104	106,516	53,301	15,843	11,046	13,148	219,958

Additions[2]	1,347	6,842	6,363	1,144	761	(242)	16,215

Disposals	85	171	346	261	383	93	1,339

Revaluation	–	309	–	–	–	–	309

Closing Balance	21,366	113,496	59,318	16,726	11,424	12,813	235,143

Accumulated Amortization

Opening Balance	–	40,857	15,379	12,142	6,546	3,296	78,220

Adjustment for Section PS 3160[1]	–	8	13	(1)	(1)	1	20

Adjusted Opening Balance	–	40,865	15,392	12,141	6,545	3,297	78,240

Additions	–	3,302	1,912	874	1,034	380	7,502

Disposals	–	100	342	246	354	74	1,116

Closing Balance	–	44,067	16,962	12,769	7,225	3,603	84,626

Net Book Value

2023 Restated	21,366	69,429	42,356	3,957	4,199	9,210	150,517
[1]	See Note 1(f) Change in Accounting Policy by Adopting New Standards – Public Private Partnership.
[2]

Includes assets reclassification from Other assets ($1.4 billion), Land ($0.4 billion), and Information Technology ($0.4 billion) to Buildings ($1.0 billion) and Transportation Infrastructure ($1.2 billion).

Land includes land acquired for transportation infrastructure, parks, buildings and other program use, as well as land improvements that have an indefinite life and are not being amortized. Land excludes Crown lands acquired by right.

Buildings include administrative and service structures, dams and engineering structures.

Transportation Infrastructure includes provincial highways, railways, bridges and related structures and facilities, but excludes land and buildings.

Machinery and Equipment consists mostly of hospital equipment.

Information Technology consists of computer hardware and software.

Other includes leased assets, vehicles, aircraft and other miscellaneous tangible capital assets owned by the government and its consolidated organizations.

84	Consolidated Financial Statements, 2023–2024

Assets under construction have been included within the various asset categories presented above. The total value of assets under construction as at March 31, 2024, is $42.0 billion (2022–23, $34.1 billion). Capitalized interest for the fiscal year 2023–24 is $978 million (2022–23, $694 million). The cost of tangible capital assets under capital leases is $1,015 million (2022–23, $846 million), and their accumulated amortization is $469 million (2022–23, $385 million).

Amortization expense for the fiscal year 2023–24 totalled $8.0 billion (2022–23, $7.5 billion).

10. Changes in the Fair Value of Ontario Nuclear Funds

The Ontario Nuclear Funds Agreement (ONFA) Funds were established by Ontario Power Generation Inc. (OPG) and the Ontario government to ensure that sufficient funds will be available to pay for the costs of nuclear station decommissioning and nuclear used fuel waste management.

Since April 1, 2007, the fair value of ONFA Funds has been reflected in Ontario’s Consolidated Financial Statements. Unrealized gains and losses of ONFA Funds are included in Investment in Government Business Enterprises and recorded as an Increase (Decrease) in Fair Value of Ontario Nuclear Funds in the Consolidated Statement of Change in Net Debt and the Consolidated Statement of Remeasurement Gains and Losses. Realized gains and losses of ONFA Funds are included in Income from Investment in Government Business Enterprises. Inter-organizational balances related to ONFA Funds are eliminated.

ONFA Funds incurred unrealized gains in 2023–24 of $1,138 million (2022–23, unrealized losses $37 million) that resulted in an increase in Investment in Government Business Enterprises and a corresponding decrease in Net Debt and Remeasurement Gains (or Losses).

11.a. Contingent Liabilities

Obligations Guaranteed by the Province

Loan guarantees include guarantees or indemnifications provided by the Province or government organizations. The authorized limit for loans guaranteed by the government as at March 31, 2024, was $1.8 billion (2022–23, $2.3 billion). The outstanding loans guaranteed amounted to $0.5 billion as at March 31, 2024 (2022–23, $0.5 billion).

Consolidated Financial Statements, 2023–2024	85

Loan Guarantees For the year ended March 31 ($ Millions)	2024		2023

	Maximum Guarantee Authorized	Guaranteed Loans Outstanding	Maximum Guarantee Authorized	Guaranteed Loans Outstanding

Ministries

Agriculture, Food and Rural Affairs	146	75	146	50

Finance	1,001	305	1,001	267

Colleges and Universities	1	1	2	2

	1,148	381	1,149	319

Consolidated entities

Ontario Power Generation Inc.	32	–	35	–

Hydro One Limited	325	–	330	–

	357	–	365	–

Broader Public Sector Organizations	295	153	802	156

Total	1,800	534	2,316	475

Ontario Nuclear Funds Agreement

Under the Ontario Nuclear Funds Agreement (ONFA), Ontario is liable to make payments should the cost estimate for nuclear used fuel waste management rise above specified thresholds for a fixed volume of used fuel. The likelihood and amount by which the cost estimate could rise above these thresholds cannot be determined at this time. The cost estimate will be updated periodically to reflect new developments in the management of nuclear used fuel waste.

In addition, under ONFA, the government guarantees a return of 3.25 per cent over the Ontario Consumer Price Index for the portion of the nuclear used fuel waste management segregated fund related to the fixed volume of used fuel. If the earnings on assets in that fund related to the fixed volume exceed the guaranteed rate, Ontario is entitled to the excess.

An agreement between the Canadian Nuclear Safety Commission (CNSC), the Province and OPG gives the CNSC access (in prescribed circumstances) to the segregated funds established under ONFA.

Claims Against the Crown

There are claims outstanding against the Crown, of which 56 (2022–23, 69) are for amounts over $50 million. These claims arise from legal action, either in progress or threatened, in respect of Aboriginal treaty rights and land claims, breach of contract, injury to persons, negligence and like items. The cost to Ontario, if any, cannot be determined because the financial outcome of these actions is uncertain. For a detailed listing of claims against the ministries, refer to the Ministry Statements and Schedules, “Claims Against the Crown.”

86	Consolidated Financial Statements, 2023–2024

Contaminated Sites

Ontario has identified a total of 159 sites (2022–23, 142 sites) where the Province may be responsible for any resulting clean-up costs. However, a liability has not been recorded for these sites at the financial reporting date because it is unclear if the government is responsible for those sites or the amounts of the liabilities cannot be estimated. Of these sites, there are 108 sites (2022–23, 90 sites) whereby it is indeterminable whether the government is responsible, resulting in a potential liability of $428 million (2022–23, $393 million).

Tax Assessments

The Province signed a Memorandum of Agreement with the Government of Canada to transition to a single administration for corporate tax for tax years ending after December 31, 2008. As part of the agreement, the Canada Revenue Agency (CRA) is also responsible for the administration of audit activities, taxpayer objections and any appeals that may arise from objections for 2008 and prior tax years. The cost to the Province cannot be reasonably estimated as the outcome of these objections and appeals are uncertain.

Land and Land-Related Claims

A land or land-related claim is a formal allegation made by an Indigenous community that it is legally entitled to land, financial payment or other compensation. Currently, 57 land claims for 2023–24 (2022–23, 61 land claims) are under negotiation, accepted for negotiation or under review. A liability is recorded if the settlement of the claim is assessed as likely and the amount of the settlement can be reasonably estimated.

iGaming Ontario Notice of Application

On November 28, 2022, the Mohawk Council of Kahnawa:ke (“MCK”) served a notice of application with the Ontario Superior Court against iGaming Ontario and the Attorney General of Ontario seeking a declaration that the Ontario government does not “conduct and manage” online lottery as required under s. 207(1)(a) of the Criminal Code as well as challenging the legislative and constitutional authority which underpins the regulated internet Gaming market scheme in Ontario. The application was heard on February 20 and 21, 2024. On May 13, 2024, the Ontario Superior Court dismissed the MCK application. On May 22, 2024, MCK publicly announced that it did not intend to appeal the decision.

Consolidated Financial Statements, 2023–2024	87

Credit Union Deposit Insurance

In the event that the credit unions have insufficient funds, the government can provide financing. In accordance with the Credit Unions and Caisses Populaires Act, 2020, the Financial Services Regulatory Authority of Ontario (FSRA) administers the Deposit Insurance Reserve Fund (DIRF) which provides deposit protection coverage to eligible credit union depositors and also provides financial support to credit unions. Credit unions have advertised that depositors are covered up to $250,000 of eligible deposits plus all insurable deposits in registered accounts with each member credit union. As of December 19, 2023, FSRA has a $2.0 billion revolving credit facility in place with the Ontario Financing Authority for the purposes of mitigating potential liquidity risk in the Ontario credit union sector, including situations where one or more credit unions may require financial support beyond the support available from the DIRF. The credit facility is in place for a one-year term with options to extend it for up to an additional two years. Interest would accrue at the three-month Ontario Treasury Bill Rate plus 0.788 per cent per annum. No amounts have been drawn under this facility as at March 31, 2024 (March 31, 2023, $NIL).

Other Contingencies

Other contingencies for this year are $68 million (2022–23, $0.1 billion) including items such as letters of credit and lines of credit for consolidated entities.

b. Contingent Assets

Ontario has brought a claim against a number of companies in the tobacco industry pursuant to the Tobacco Damages and Health Care Costs Recovery Act, 2009. The action is in the pre-trial stage; however, it is currently stayed as a result of the tobacco companies’ proceedings under the Companies’ Creditors Arrangement Act (CCAA). The amount of any potential payment to Ontario is not estimable at this time.

88	Consolidated Financial Statements, 2023–2024

12.a.	Contractual Obligations

Contractual Obligations as at March 31 ($ Millions)			Minimum Payments to be made in:
	2024	2023	2025	2026	2027	2028	2029	2030 and thereafter

Transfer Payments	34,735	35,347	8,998	4,320	2,388	1,903	1,686	15,440

Public Private Partnership Contracts[1]	40,433	41,672	4,134	2,739	2,819	1,992	1,779	26,970

Ontario Power Generation	1,575	1,950	523	263	200	157	131	301

Leases	4,770	4,857	785	672	569	463	355	1,926

Construction Contracts	7,178	6,808	3,832	1,206	864	437	148	691

Other	24,726	22,127	13,717	2,721	1,294	1,280	2,369	3,345
Total Contractual Obligations	113,417	112,761	31,989	11,921	8,134	6,232	6,468	48,673

[1]

The majority of 2024 P3 contracts relate to Metrolinx (68 per cent) and Hospitals (14 per cent) projects. In some P3 contracts, the annual service payments which represent operating and maintenance costs are indexed to inflationary increase.

The contractual obligations represent the unperformed capital and operating portion of contracts and will become liabilities in the future when the terms of the contracts are met.

b. Contractual Rights

Contractual Rights as at March 31 ($ Millions)	2024	2023	2025	2026	2027	2028	2029	2030 and thereafter

Transfer Payments	4,281	3,738	1,882	1,666	464	163	68	38

Royalties/Licences	28	33	28	–	–	–	–	–

Leases	1,054	1,038	78	67	64	60	52	733

Construction Contracts	1,618	1,946	556	202	139	79	66	576

Other	164	14	137	8	8	5	1	5
Total Contractual Rights	7,145	6,769	2,681	1,943	675	307	187	1,352

In May 2010, the Province reached a deal with Teranet to provide a 50-year extension to its original agreement in exchange for $1.0 billion cash up front (see Note 5). As part of the new agreement, Teranet has agreed to pay Ontario annual royalty payments beginning in 2017 and ending in 2067. The royalty payments are contingent upon Teranet’s financial performance. Ontario recognized $26.8 million in revenue relating to royalty payments pertaining to the contractual rights from Teranet in 2023–24 (2022–23, $28.5 million). Royalty payments for 2025 and thereafter could not be estimated as they are based on percentages of various eligible Teranet revenues such as value-added product revenue, registration revenue and ancillary revenue.

Contractual rights are certain in nature, and they will become assets in the future when the terms of the contracts are met.

Consolidated Financial Statements, 2023–2024	89

13.	Trusts Under Administration

The following trusts under administration are not included in Ontario’s Consolidated Financial Statements.

The Workplace Safety and Insurance Board (WSIB) is responsible for administering the Workplace Safety and Insurance Act, 1997, which establishes a no-fault insurance scheme that provides benefits to workers who experience workplace injuries or illnesses.

The Office of the Public Guardian and Trustee for Ontario (OPGT) delivers a unique and diverse range of services that safeguard the legal, personal and financial interests of certain private individuals and estates. It also plays an important role in helping to protect charitable property in Ontario.

Summary financial information from the most recent consolidated financial statements of trust funds under administration is provided below. The financial statements of the WSIB and the OPGT have been prepared in accordance with IFRS.

Trusts Under Administration ($ Millions)	Workplace Safety and Insurance Board (WSIB) As at December 31		The Public Guardian and Trustee for the Province of Ontario As at March 31

	2023	2022 Restated[1]	2024	2023

Assets	38,164	35,889	3,068	2,937

Liabilities	33,050	31,174	129	116

Net Assets	5,114	4,715	2,939	2,821

Fund Balance Attributable to WSIB Stakeholders	5,114	4,715	–	–

Fund Balance	–	–	2,939	2,821

[1]	WSIB December 31, 2022 balances are restated due to the adoption of IFRS 9 Financial Instruments and IFRS 17 Insurance Contracts.

Unfunded liabilities of trusts under administration are not included in Ontario’s Consolidated Financial Statements as it is intended that they will be discharged by external parties.

14.	Related Party Disclosures and Inter-Entity Transactions

The Province of Ontario enters into transactions with parties within the reporting entity, including provincial Crown corporations, agencies, boards, commissions and government not-for-profit organizations, in the normal course of operations. These inter-entity transactions are those conducted between related parties with common control or ownership, are recorded at the exchange value, and have been eliminated for purposes of consolidated reporting.

90	Consolidated Financial Statements, 2023–2024

Related party transactions can also include transactions with entities outside the reporting entity where a member of Ontario’s key management personnel, or their spouse or dependant, is key management personnel of the counterparty to a transaction with Ontario. As key management personnel, they govern or share the power to determine the ongoing financial and operating decisions of that counterparty. Ontario’s key management personnel are those individuals having authority and responsibility for planning, directing and controlling the activities of the government, and have been identified as ministers, associate ministers and deputy ministers for the purpose of this reporting.

Ontario has a wide variety of controls in place to ensure that key management personnel do not enter into transactions with related parties. For 2023–24 there were no transactions between related parties which occurred at a value materially different from that which would have been arrived at if the parties were unrelated.

15.	Subsequent Events

Robinson-Superior Treaty

On July 26, 2024, the Supreme Court of Canada ruled in Ontario (Attorney General) v. Restoule that the Crown is obliged to compensate the Superior plaintiffs under the Robinson-Superior Treaty. The Court directed the Crown to engage in a six-month negotiation with the plaintiffs, with an option to extend if needed. During this period, Superior Court proceedings are paused. If no settlement is reached, the Crown must determine and pay an appropriate amount within a reasonable timeframe. The plaintiffs can request a court review if they find the amount unsatisfactory. The financial impact of this ruling cannot be determined at the time of the release of the financial statements.

Home and Community Care Support Services

On December 4, 2023, Bill 135, Convenient Care at Home Act, 2023, received Royal Assent that amends the Connecting Care Act, 2019 to establish the new service organization, Ontario Health atHome.

On June 28, 2024, the 14 Home and Community Care Support Services organizations (Local Health Integration Networks, operating as “HCCSS”) will officially amalgamate into Ontario Health atHome.

Ontario Science Centre

On June 21, 2024, the Ministry of Infrastructure announced the Province’s decision to close the Ontario Science Centre facility at 770 Don Mills Road.

iGaming

Refer to Note 11.a for an update on the iGaming Ontario Notice of Application subsequent to year end.

Consolidated Financial Statements, 2023–2024	91

16.	Personal Protective Equipment and COVID-19 Vaccine

Personal Protective Equipment

Personal protective equipment (PPE) includes medical equipment and supplies, masks, face shields, face coverings, gloves, ventilators, protective gowns, etc, as well as other supplies including cleaning supplies and rapid antigen tests. PPE included in-kind transfers from the Government of Canada and provincially procured PPE.

As at March 31, 2024, $228 million of PPE is available for future distribution and is recorded as Other Non-Financial Assets in the Consolidated Statement of Financial Position.

Personal Protective Equipment Inventory As at March 31 ($ Millions)	2024	2023

Available for Distribution at Beginning of Year	1,566	1,508

Purchases	77	939

Received from the Government of Canada	1	593

Distributions	(289)	(1,074)

Written Off due to Obsolescence, Expiration or Damage	(906)	(400)

Written Down to Align with Replacement Cost	(221)	–

PPE Available for Distribution at End of Year	228	1,566

Vaccines

COVID-19 vaccines are procured by the Government of Canada. Ontario received vaccines in-kind or at no cost from the Government of Canada for distribution across the Province. No amounts have been recorded for the COVID-19 vaccines because the fair value of these vaccines received from the Government of Canada cannot be reasonably determined. Due to confidentiality clauses embedded in contracts between the Government of Canada and the various COVID-19 vaccine manufacturers, information related to the price per dose of vaccines cannot be disclosed.

As of March 31, 2024, 2,637,588 doses of vaccines (March 31, 2023, 805,268 doses) were available to be administered and held by local public health units, hospitals and pharmacies across the Province.

COVID-19 Vaccine Doses Available to be Administered As at March 31	2024	2023

Available to be Administered at Beginning of Year	805,268	4,270,744

Received from the Government of Canada	6,906,197	7,955,291

Outflows[1]	(5,073,877)	(11,420,767)

Doses Available to be Administered at End of Year	2,637,588	805,268

[1]	Outflows include vaccines administered and vaccines depleted due to wastage.

92	Consolidated Financial Statements, 2023–2024

17. Accounting Changes and Reclassifications

The tables below summarize the effects of accounting changes and reclassifications for the year ended March 31, 2023.

A. Section PS 3400 Revenue

Effective April 1, 2023, the Province adopted Section PS 3400 using the retroactive method with restatement of 2022–23 comparative figures. The significant accounting policy disclosures are included in Note 1(e).

B. Section PS 3160 Public Private Partnerships

Effective April 1, 2023, the Province adopted Section PS 3160 using the retroactive method with restatement of 2022–23 comparative figures. The significant accounting policy disclosures are included in Note 1(e).

C. Reclassifications

All presentations of results by sector for the prior year comparatives have been reclassified to be reflected on the same basis as those used to report the current year actual.

Consolidated Financial Statements, 2023–2024	93

Province of Ontario Consolidated Statement of Operations

For the year ended March 31 ($ Millions)	2022–23 Reported	A	B	C	2022–23 Restated

Revenue

Personal Income Tax	44,209	–	–	–	44,209

Sales Tax	36,092	–	–	–	36,092

Corporations Tax	27,791	–	–	–	27,791

Employer Health Tax	7,797	–	–	–	7,797

Education Property Tax	5,991	–	–	–	5,991

Ontario Health Premium	4,445	–	–	–	4,445

Gasoline and Fuel Taxes	2,674	–	–	–	2,674

Other Taxes	7,519	–	–	–	7,519

Total Taxation	136,518	–	–	–	136,518

Transfers from Government of Canada	31,264	–	–	–	31,264

Fees, Donations and Other Revenues from BPS Organizations	11,492	–	3	–	11,495

Income from Investment in Government Business Enterprises	6,133	–	–	–	6,133

Other	7,480	(4)	1	–	7,477

	192,887	(4)	4	–	192,887

Expense

Health	78,490	–	–	(4)	78,486

Education	36,202	–	1	3	36,206

Children’s and Social Services	18,140	–	–	(26)	18,114

Interest on Debt	12,389	–	2	–	12,391

Postsecondary Education	11,621	–	1	144	11,766

Justice	5,419	–	–	23	5,442

Other Programs	36,489	–	1	(140)	36,350

	198,750	–	5	–	198,755

Annual (Deficit)	(5,863)	(4)	(1)	–	(5,868)

94	Consolidated Financial Statements, 2023–2024

Province of Ontario Consolidated Statement of Financial Position

As at March 31 ($ Millions)	2023 Reported	A	B	C	2023 Restated

Liabilities

Accounts Payable and Accrued Liabilities	46,293	(1)	(168)	–	46,124

Debt	421,799	–	–	–	421,799

Other Long-Term Financing	17,596	–	217	–	17,813

Deferred Revenue and Capital Contributions	17,947	(781)	66	–	17,232

Pension and Other Employee Future Benefits	14,130	–	–	–	14,130

Derivative Liabilities	7,685	–	–	–	7,685

Other Liabilities	8,894	(11)	–	–	8,883

	534,344	(793)	115	–	533,666

Financial Assets

Cash and Cash Equivalents	39,881	–	–	–	39,881

Portfolio Investments	34,013	–	–	–	34,013

Accounts Receivable	12,276	1	–	–	12,277

Loans Receivable	11,899	–	–	–	11,899

Derivative Assets	4,571	–	–	–	4,571

Other Assets	1,260	(1)	–	–	1,259

Investment in Government Business Enterprises	29,960	–	–	–	29,960

	133,860	–	–	–	133,860

Net Debt	(400,484)	793	(115)	–	(399,806)

Non-Financial Assets

Tangible Capital Assets	150,398	–	119	–	150,517

Prepaid Expenses and Other Non-Financial Assets	3,282	–	–	–	3,282

	153,680	–	119	–	153,799

Accumulated Deficit	(246,804)	793	4	–	(246,007)

Accumulated Deficit is Comprised of

Accumulated Operating Deficit	(247,109)	793	4	–	(246,312)

Accumulated Remeasurement Gains	305	–	–	–	305

	(246,804)	793	4	–	(246,007)

Consolidated Financial Statements, 2023–2024	95

Province of Ontario Consolidated Statement of Change in Net Debt

For the year ended March 31 ($ Millions)	2022–23 Reported	A	B	C	2022–23 Restated

Annual Surplus	(5,863)	(4)	(1)	–	(5,868)

Acquisition of Tangible Capital Assets	(16,193)	–	(22)	–	(16,215)

Amortization of Tangible Capital Assets	7,500	–	4	–	7,504

Proceeds on Sale of Tangible Capital Assets	415	–	–	–	415

Gain on Sale of Tangible Capital Assets	(193)	–	–	–	(193)

TCA cost change relating to Revaluation of Asset Retirement Obligations	(309)	–	–	–	(309)

Increase in Prepaid Expenses and Other Non-Financial Assets	(218)	–	–	–	(218)

	(8,998)	–	(18)	–	(9,016)

Contribution Deficit - Ontario Power Generation	(2)	–	–	–	(2)

Equity Impact - IFRS Adjustment for Ontario Power Generation’s Pension, Other Employee Future Benefits Liabilities and Other Costs	295	–	–	–	295

Increase in Net Debt Excluding Net Remeasurement Gains/Loss	(14,568)	(4)	(19)	–	(14,591)

Net Remeasurement Losses	(1,740)	–	–	–	(1,740)

Increase in Net Debt	(16,308)	(4)	(19)	–	(16,331)

Net Debt at the Beginning of Year	(384,176)	797	(96)	–	(383,475)

Net Debt at the End of Year	(400,484)	793	(115)	–	(399,806)

Province of Ontario Consolidated Statement of Change in Accumulated Operating Deficit

For the year ended March 31 ($ Millions)	2022–23 Reported	A	B	C	2022–23 Restated

Accumulated Operating Deficit at Beginning of Year	(241,539)	797	5	–	(240,737)

Annual Deficit	(5,863)	(4)	(1)	–	(5,868)

Contribution Deficit -Ontario Power Generation	(2)	–	–	–	(2)

Equity Impact - IFRS Adjustment for Ontario Power Generation’s Pension, Other Employee Future Benefits Liabilities and Other Costs	295	–	–	–	295

Accumulated Operating Deficit at End of Year	(247,109)	793	4	–	(246,312)

96	Consolidated Financial Statements, 2023–2024

Province of Ontario Consolidated Statement of Cash Flow

For the year ended March 31 ($ Millions)	2023 Reported	A	B	C	2023 Restated

Operating Transactions

Annual Deficit	(5,863)	(4)	(1)	–	(5,868)

Non-Cash Items

Amortization of Tangible Capital Assets	7,500	–	4	–	7,504

Gain on Sale of Tangible Capital Assets	(193)	–	–	–	(193)

Contributed Tangible Capital Assets	–	–	–	–	–

Non-Cash TCA Funded by Assets Swap	(10)	–	–	–	(10)

Income from Investment in Government Business Enterprises (Schedule 9)	(6,133)	–	–	–	(6,133)

PSAS Adjustment for Financial Instruments	(1,334)	–	–	–	(1,334)

PSAS Adjustment for Section PS 3400 Revenue (Note 1(f))	–	797	–	–	797

PSAS Adjustment for Section PS 3160 Public Private Partnerships (Note 1 (f))	–	–	(96)	–	(96)

In-Year Remeasurement Losses for Non-GBE Entities	(1,950)	–	–	–	(1,950)

Cash Items

Decrease in Accounts Receivable	14,721	(1)	–	–	14,720

Increase in Loans Receivable	(69)	–	–	–	(69)

Increase in Derivative Assets	(4,571)	–	–	–	(4,571)

Increase in Accounts Payable and Accrued Liabilities	16,234	(1)	(168)	–	16,065

Decrease in Liability for Pensions and Other Employee Future Benefits	(272)	–	–	–	(272)

Increase in Derivative Liabilities	7,685	–	–	–	7,685

Increase in Other Liabilities	43	(11)	–	–	32

Increase in Deferred Revenue and Capital Contributions	1,492	(781)	66	–	777

Remittances from Investment in Government Business Enterprises	5,477	–	–	–	5,477

Increase in Prepaid Expenses and Other Non-Financial Assets	(218)	–	–	–	(218)

Decrease in Other Assets	189	1	–	–	190

Cash Provided by Operating Transactions	32,728	–	(195)	–	32,533

Capital Transactions

Acquisition of Tangible Capital Assets	(15,690)	–	(22)	–	(15,712)

Proceeds from Sale of Tangible Capital Assets	415	–	–	–	415

Cash (Applied to) Capital Transactions	(15,275)	–	(22)	–	(15,297)

Investing Transactions

Portfolio Investments Purchased	(212,802)	–	–	–	(212,802)

Portfolio Investments Retired	205,933	–	–	–	205,933

Cash (Applied to) Investing Transactions	(6,869)	–	–	–	(6,869)

Financing Transactions

Long-Term Debt Issued	34,364	–	–	–	34,364

Long-Term Debt Retired	(34,578)	–	–	–	(34,578)

Adjustment for Unamortized Discounts, Premiums and Commissions for Long-Term Debt	(3,376)	–	–	–	(3,376)

Decrease in Short-Term Debt	(474)	–	–	–	(474)

Decrease in Other Long-Term Financing	(839)	–	217	–	(622)

Cash (Applied to) Financing Transactions	(4,903)	–	217	–	(4,686)

Net Increase in Cash and Cash Equivalents	5,681	–	–	–	5,681

Cash and Cash Equivalents at Beginning of Year	34,200	–	–	–	34,200

Cash and Cash Equivalents at End of Year	39,881	–	–	–	39,881

Cash	18,373	–	–	–	18,373

Cash Equivalents	21,508	–	–	–	21,508

Consolidated Financial Statements, 2023–2024	97

D. Comparative Figures

Certain comparative figures have been reclassified as necessary to conform to the 2023–24 presentation.

98	Consolidated Financial Statements, 2023–2024

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements, 2023–2024	99

Province of Ontario Schedule 1: Revenue by Source

($ Millions)	2023–24 Budget	2023–24 Actual	2022–23 Restated Actual (Note 17)

Taxation

Personal Income Tax	55,982	50,773	44,209

Sales Tax	35,350	39,864	36,092

Corporations Tax	24,668	23,140	27,791

Employer Health Tax	8,215	8,581	7,797

Education Property Tax	5,725	5,810	5,991

Ontario Health Premium	4,896	5,008	4,445

Land Transfer Tax	3,529	3,538	4,444

Gasoline Tax	2,222	1,620	2,103

Tobacco Tax	840	813	864

Electricity Payments-In-Lieu of Taxes	538	529	674

Beer, Wine and Spirits Tax	617	593	600

Fuel Tax	635	517	571

Ontario Portion of the Federal Cannabis Excise Duty	269	346	310

Other Taxes	736	728	627

	144,222	141,860	136,518

Transfers from Government of Canada

Canada Health Transfer	19,218	19,286	17,525

Canada Social Transfer	6,384	6,407	6,178

Canada-Wide Early Learning and Childcare	2,479	2,031	1,272

Shared Health Priorities	1,069	935	–

Labour Market Development Agreement	632	792	790

Infrastructure Programs	1,206	609	769

Direct Transfers to Broader Public Sector Organizations	470	625	531

Aging with Dignity	462	462	–

Home Care and Mental Health	–	–	466

Workforce Development Agreement	299	357	391

Indian Welfare Services Agreement	319	332	342

Early Learning and Childcare	211	208	270

Social Housing	218	218	263

Bilingualism Development	129	187	163

Youth Criminal Justice	67	67	67

Equalization Payments	421	421	–

Legal Aid – Criminal	50	71	61

Other	1,210	1,328	2,176

	34,844	34,336	31,264

100	Consolidated Financial Statements, 2023–2024

Province of Ontario Schedule 1: Revenue by Source (cont’d)

($ Millions)	2023–24 Budget	2023–24 Actual	2022–23 Restated Actual (Note 17)
Fees, Donations and Other Revenues from Broader Public Sector Organizations[1] (Schedule 10)	11,104	13,071	11,495
Income from Investment in Government Business Enterprises (Schedule 9)	6,345	7,427	6,133

Other[1]

Vehicle and Driver Registration Fees	1,131	1,222	1,240

Sales and Rentals	1,847	1,566	1,231

Other Fees and Licences	1,260	1,370	1,232

Royalties	322	319	335

Independent Electricity System Operator Revenue	258	248	214

Local Services Realignment	150	138	145

Power Supply Contract Recoveries	43	41	48

Miscellaneous	2,841	4,338	3,032

	7,852	9,242	7,477

Total Revenue	204,367	205,936	192,887

[1]	Includes non-recurring revenue for a gain on sale of $176 million related to a loan receivable with a concessionary discount of $59 million.

Consolidated Financial Statements, 2023–2024	101

Province of Ontario Schedule 2: Revenue by Sector

Sectors	Health[1]		Education[2]		Children’s and Social Services[3]		Postsecondary Education[4]

For the year ended March 31 ($ Millions)	2024	2023 Restated (Note 17)	2024	2023 Restated (Note 17)	2024	2023 Restated (Note 17)	2024	2023 Restated (Note 17)

Revenue

Taxation (Schedule 1)	–	–	–	–	–	–	–	–

Transfers from Government of Canada (Schedule 1)	1,975	1,529	2,399	1,702	497	490	194	187

Fees, Donations and Other Revenues from Broader Public Sector Organizations (Schedule 10)	4,713	4,765	1,568	1,379	72	193	6,718	5,158

Income from Investment in Government Business Enterprises (Schedule 9)	–	–	–	–	–	–	–	–

Other (Schedule 1)	436	314	209	124	263	240	172	97

Total	7,124	6,608	4,176	3,205	832	923	7,084	5,442

[1]	Includes the activities of the Ministries of Health and Long-Term Care.
[2]	Includes the activities of the Ministry of Education.
[3]	Includes the activities of the Ministry of Children, Community and Social Services.
[4]	Includes the activities of the Ministry of Colleges and Universities.

102	Consolidated Financial Statements, 2023–2024

Sectors	Justice[5]		Other[6]		Total

For the year ended March 31 ($ Millions)	2024	2023 Restated (Note 17)	2024	2023 Restated (Note 17)	2024	2023 Restated (Note 17)

Revenue

Taxation (Schedule 1)	–	–	141,860	136,518	141,860	136,518

Transfers from Government of Canada (Schedule 1)	231	179	29,040	27,177	34,336	31,264

Fees, Donations and Other Revenues from Broader Public Sector Organizations (Schedule 10)	–	–	–	–	13,071	11,495

Income from Investment in Government Business Enterprises (Schedule 9)	176	87	7,251	6,046	7,427	6,133

Other (Schedule 1)	1,320	1,141	6,842	5,561	9,242	7,477

Total	1,727	1,407	184,993	175,302	205,936	192,887

[5]	Includes the activities of the Ministries of the Attorney General and the Solicitor General.
[6]

Includes the activities of the Ministries of Agriculture, Food and Rural Affairs; Citizenship and Multiculturalism; Economic Development Job Creation and Trade; Energy; Environment, Conservation and Parks; Finance; Francophone Affairs; Indigenous Affairs; Infrastructure; Labour, Immigration, Training and Skills Development; Mines; Municipal Affairs and Housing; Natural Resources and Forestry; Northern Development; Public and Business Service Delivery; Seniors and Accessibility; Tourism, Culture and Sport; Transportation; Treasury Board Secretariat; the Board of Internal Economy; and Executive Offices.

Consolidated Financial Statements, 2023–2024	103

Province of Ontario Schedule 3: Expense by Sector[1]

Sectors	Health[2]		Education[3]		Children’s and Social Services[4]		Postsecondary Education[5]

For the year ended March 31 ($ Millions)	2024	2023 Restated (Note 17)	2024	2023 Restated (Note 17)	2024	2023 Restated (Note 17)	2024	2023 Restated (Note 17)

Expense

Transfer Payments	36,360	34,145	4,428	4,093	17,032	15,747	5,544	5,089

Salaries and Wages	22,830	21,163	22,267	20,897	1,219	1,185	3,245	3,000

Services	7,852	6,583	2,116	2,093	707	655	2,382	1,816

Interest on Debt	–	–	–	–	–	–	–	–

Supplies and Equipment	9,278	8,057	2,258	1,979	63	62	413	372

Employee Benefits	4,032	3,760	3,381	3,273	263	255	423	364

Amortization of Tangible Capital Assets	2,206	2,110	1,870	1,728	39	58	416	402

Pensions and Other Employee Future Benefits (Note 6)	2,153	1,811	1,900	1,831	37	30	325	275

Transportation and Communication	246	208	5	4	44	41	72	57

Power Supply Contract Costs	–	–	–	–	–	–	–	–

Other	501	649	585	308	72	81	415	391

Total	85,458	78,486	38,810	36,206	19,476	18,114	13,235	11,766

[1]	The information in the sectors’ columns represents activities of ministries and consolidated entities after adjustments to eliminate transactions between sectors.
[2]	Includes the activities of the Ministries of Health and Long-Term Care.
[3]	Includes the activities of the Ministry of Education.
[4]	Includes the activities of the Ministry of Children, Community and Social Services.
[5]	Includes the activities of the Ministry of Colleges and Universities.

104	Consolidated Financial Statements, 2023–2024

Sectors	Justice[6]		Other[7]		Interest on Debt[8]		Total
For the year ended March 31 ($ Millions)	2024	2023 Restated (Note 17)	2024	2023 Restated (Note 17)	2024	2023 Restated (Note 17)	2024	2023 Restated (Note 17)

Expense

Transfer Payments	653	647	16,277	22,127	–	–	80,294	81,848

Salaries and Wages	3,456	3,041	4,083	3,677	–	–	57,100	52,963

Services	854	730	4,135	3,229	–	–	18,046	15,106

Interest on Debt	–	–	–	–	11,376	12,391	11,376	12,391

Supplies and Equipment	244	201	502	417	–	–	12,758	11,088

Employee Benefits	487	423	602	486	–	–	9,188	8,561

Amortization of Tangible Capital Assets	34	28	3,404	3,178	–	–	7,969	7,504

Pensions and Other Employee Future Benefits (Note 6)	84	74	1,131	1,313	–	–	5,630	5,334

Transportation and Communication	147	128	400	279	–	–	914	717

Power Supply Contract Costs	–	–	41	48	–	–	41	48

Other	78	170	1,616	1,596	–	–	3,267	3,195

Total	6,037	5,442	32,191	36,350	11,376	12,391	206,583	198,755

[6]	Includes the activities of the Ministries of the Attorney General and the Solicitor General.
[7]

Includes the activities of the Ministries of Agriculture, Food and Rural Affairs; Citizenship and Multiculturalism; Economic Development Job Creation and Trade; Energy; Environment, Conservation and Parks; Finance; Francophone Affairs; Indigenous Affairs; Infrastructure; Labour, Immigration, Training and Skills Development; Mines; Municipal Affairs and Housing; Natural Resources and Forestry; Northern Development; Public and Business Service Delivery; Seniors and Accessibility; Tourism, Culture and Sport; Transportation; Treasury Board Secretariat; the Board of Internal Economy; and Executive Offices.

[8]

Includes activities related to the management of Ontario’s debt. The Provincial Interest on Debt expense amount is net of investment and interest income of $3,085 million (2022–23 restated, $1,544 million to conform with the current year disclosure) and includes the net income on BPS debt of $281 million (2022–23 restated, net expense of $43 million). Interest related to the Ontario Bonds and T-bills that the Province bought back is $534 million (2022–23, $353 million).

Consolidated Financial Statements, 2023–2024	105

Province of Ontario Schedule 4: Expense by Ministry

($ Millions)	2023–24 Budget[1,2]	2023–24 Actual	2022–23 Restated Actual (Note 17)

Agriculture, Food and Rural Affairs	822	938	834

Attorney General	1,919	2,132	1,946

Board of Internal Economy	305	299	392

Children, Community and Social Services	19,361	19,476	18,114

Citizenship and Multiculturalism	64	82	56

Colleges and Universities	12,115	13,235	11,766

Economic Development, Job Creation and Trade	1,310	1,276	1,075

Education	34,712	37,158	34,545

Teachers’ Pension	1,711	1,652	1,661

Energy	6,798	6,315	6,101

Environment, Conservation and Parks	783	899	749

Executive Offices	61	67	56

Finance	1,429	1,362	1,242

Interest on Debt	14,058	11,376	12,391

Municipal Partnership Fund	502	501	501

Power Supply Contract Costs	-	41	48

Francophone Affairs	8	8	8

Public and Business Service Delivery	1,131	1,031	1,172

Health	77,860	82,895	76,039

Tourism, Culture and Sport	1,746	1,838	1,943

Indigenous Affairs	133	145	6,385

Infrastructure	3,470	2,631	2,389

Labour, Immigration, Training and Skills Development	1,784	1,599	1,808

Long-Term Care	3,149	2,563	2,447

Mines	172	549	233

Municipal Affairs and Housing	1,446	1,770	1,564

Northern Development	725	704	661

Natural Resources and Forestry	823	1,116	719

Seniors and Accessibility	185	171	237

Solicitor General	3,431	3,905	3,496

Transportation	6,909	7,432	6,641

Treasury Board Secretariat	497	432	358

Contingency Fund[3]	4,000	–	–

Employee and Pensioner Benefits	1,261	985	1,178

Total Expense	204,680	206,583	198,755

[1]	Amounts reported as “Plan” in 2023 Budget has been reclassified. See Note 17.
[2]	Ministry structure is consistent with 2023 Budget.
[3]	See Glossary for definition.

106	Consolidated Financial Statements, 2023–2024

Province of Ontario Schedule 5: Accounts Payable and Accrued Liabilities

As at March 31 ($ Millions)	2024	2023 Restated (Note 17)

Transfer Payments	13,373	17,276

Interest on Debt	4,573	4,287

Salaries, Wages and Benefits	8,595	6,825

Other[1]	22,401	17,736

Total Accounts Payable and Accrued Liabilities	48,942	46,124

[1] Includes $755 million (2022–23, $704 million) for capital lease obligations.

Province of Ontario Schedule 6: Accounts Receivable

As at March 31 ($ Millions)	2024	2023 Restated (Note 17)

Taxes	14,801	3,620

Transfer Payments[1]	1,240	1,359

Other Accounts Receivable[2]	9,531	6,827

	25,572	11,806

Less: Allowance for Doubtful Accounts[3]	(1,823)	(1,721)

	23,749	10,085

Government of Canada	2,383	2,192

Total Accounts Receivable	26,132	12,277

[1]

The Transfer Payment receivable consists primarily of recoverables of $807 million (2022–23, $794 million) for the Ontario Disability Support Program – Financial Assistance, and recoverables of $252 million (2022–23, $544 million) mostly due to OHIP related advance payments that were made to physicians and other practitioners during the COVID-19 pandemic which are still being recovered.

[2]

Other Accounts Receivable includes trade receivables. It excludes a potential Ontario Disability Support Program overpayment of benefits paid to recipients who also received federal pandemic benefits. A reasonable estimate cannot be made at this time due to insufficient available data, and accordingly, no amounts have been recognized in these consolidated financial statements.

[3]	The Allowance for Doubtful Accounts includes a provision of $672 million (2022–23, $647 million) for the Ontario Disability Support Program – Financial Assistance.

Consolidated Financial Statements, 2023–2024	107

Province of Ontario Schedule 7: Loans Receivable

As at March 31 ($ Millions)	2024	2023

Government Business Enterprises[1]	2,270	2,662

Municipalities[2]	4,150	4,097

Students[3]	2,467	2,459

Industrial and Commercial[4]	1,437	1,062

Universities[5]	125	125

Other[6]	2,371	2,400

	12,820	12,805

Unamortized Concession Discounts[7]	(153)	(94)

Allowance for Doubtful Accounts[8]	(815)	(812)

Total Loans Receivable	11,852	11,899

[1]	Loans to GBEs bear interest rates of 1.64 per cent to 5.7 per cent (2022–23, 0.00 per cent to 5.40 per cent).
[2]	Loans to municipalities bear interest at rates of up to 6.17 per cent (2022–23, 6.17 per cent).
[3]	Loans to students mostly bear interest at rates of 6.11 per cent (2022–23, 6.11 per cent).
[4]	Loans to industrial and commercial enterprises bear interest rates of up to 9.05 per cent (2022–23, 9.05 per cent).
[5]	Loans to universities are mortgages bearing interest rates of 5.09 per cent to 5.10 per cent (2022–23, 5.09 per cent to 5.10 per cent).
[6]

Loans to Other include loans for not-for-profit organizations of $2 billion (2022–23, $2.1 billion), loans to electricity sector union trusts of $89 million (2022–23, $93 million), and loans to OFN Power Holdings LP of $245 million (2022–23, $245 million).

[7]

Unamortized concession discounts relate to loans made to municipalities of $nil million (2022–23, $10 million), and loans to industrial and commercial enterprises and other of $153 million (2022–23, $84 million).

[8]

Allowance for doubtful accounts relate to loans made to students of $726 million (2022–23, $714 million), loans made to universities of $0.5 million (2022–23, $31 million) and loans to industrial and commercial enterprises and other of $88.5 million (2022–23, $67 million).

108	Consolidated Financial Statements, 2023–2024

Repayment Terms As at March 31 ($ Millions)	Principal Repayment

Years to Maturity	2024	2023

1 year	1,586	1,297

2 years	524	928

3 years	505	533

4 years	422	494

5 years	382	420

1–5 years	3,419	3,672

6–10 years	2,126	2,066

11–15 years	965	940

16–20 years	2,352	2,271

21–25 years	2,921	1,705

Over 25 years	812	2,109

Subtotal	12,595	12,763

No fixed maturity	225	42

Total	12,820	12,805

Consolidated Financial Statements, 2023–2024	109

Province of Ontario Schedule 8: Government Organizations[1]

Government Business Enterprises	Responsible Ministry

Hydro One Limited	Energy

iGaming Ontario	Attorney General

Liquor Control Board of Ontario	Finance

Ontario Cannabis Retail Corporation	Finance

Ontario Lottery and Gaming Corporation	Finance

Ontario Power Generation Inc.	Energy

Other Government Organizations	Responsible Ministry

Agricorp	Agriculture, Food and Rural Affairs

Agricultural Research Institute of Ontario	Agriculture, Food and Rural Affairs

Alcohol and Gaming Commission of Ontario	Attorney General

Algonquin Forestry Authority	Natural Resources and Forestry

Education Quality and Accountability Office	Education

Fair Hydro Trust	Energy

Financial Services Regulatory Authority of Ontario	Finance

Forest Futures Trust	Natural Resources and Forestry

Forest Renewal Trust	Natural Resources and Forestry

General Real Estate Portfolio	Infrastructure

Independent Electricity System Operator	Energy

Invest Ontario	Economic Development, Job Creation and Trade

Investment Management Corporation of Ontario	Finance

Legal Aid Ontario	Attorney General

Home and Community Care Support Services

Home and Community Care Support Services – Central East	Health

Home and Community Care Support Services – Central	Health

Home and Community Care Support Services – Central West	Health

Home and Community Care Support Services – Champlain	Health

Home and Community Care Support Services – Erie St. Clair	Health

Home and Community Care Support Services – Hamilton Niagara Haldimand Brant	Health

Home and Community Care Support Services – Mississauga Halton	Health

Home and Community Care Support Services – North East	Health

Home and Community Care Support Services – North Simcoe Muskoka	Health

Home and Community Care Support Services – North West	Health

Home and Community Care Support Services – South East	Health

Home and Community Care Support Services – South West	Health

Home and Community Care Support Services – Toronto Central	Health

Home and Community Care Support Services – Waterloo Wellington	Health

Metrolinx	Transportation

Metropolitan Toronto Convention Centre Corporation	Tourism, Culture and Sport

Niagara Parks Commission	Tourism, Culture and Sport

Northern Ontario Heritage Fund Corporation	Northern Development

Ontario Agency for Health Protection and Promotion (Public Health Ontario)	Health

Ontario Clean Water Agency	Environment, Conservation and Parks

Ontario Educational Communications Authority (TVO)	Education

Ontario Electricity Financial Corporation	Finance

Ontario Energy Board	Energy

Ontario Financing Authority	Finance

 [1] Represents all consolidated organizations included in Ontario’s consolidated financial statements as at March 31, 2024. This schedule is updated on an annual basis to reflect any amalgamations or dissolutions of consolidated organizations in the year. Links to these entities’ web URLs are available on Ontario.ca. Other controlled organizations that do not meet the consolidation threshold of materiality are instead reflected as government transfer payment expense in these consolidated financial statements through the accounts of the ministries responsible for them.

110	Consolidated Financial Statements, 2023–2024

Province of Ontario Schedule 8: Government Organizations[1]

Other Government Organizations (cont’d)	Responsible Ministry (cont’d)

Ontario French-Language Educational Communications Authority (TFO)	Education
Ontario Health	Health
Ontario Infrastructure and Lands Corporation (Infrastructure Ontario)	Infrastructure
Ontario Northland Transportation Commission	Transportation
Ontario Place Corporation	Infrastructure
Ontario Securities Commission	Finance
Ontario Tourism Marketing Partnership Corporation	Tourism, Culture and Sport
Ontario Trillium Foundation	Tourism, Culture and Sport
Ornge	Health
Ottawa Convention Centre Corporation	Tourism, Culture and Sport
Province of Ontario Council for the Arts (Ontario Arts Council)	Tourism, Culture and Sport
Science North	Tourism, Culture and Sport
Skilled Trades Ontario	Labour, Immigration, Training and Skills Development
St. Lawrence Parks Commission	Tourism, Culture and Sport
Supply Ontario	Treasury Board Secretariat
The Centennial Centre of Science and Technology (Ontario Science Centre)	Tourism, Culture and Sport
The Royal Ontario Museum	Tourism, Culture and Sport
Toronto Organizing Committee for the Pan American and Parapan American Games	Tourism, Culture and Sport
Toronto Waterfront Revitalization Corporation (Waterfront Toronto)[2]	Infrastructure
Transmission Corridor Program	Infrastructure
Venture Ontario	Economic Development, Job Creation and Trade

Broader Public Sector Organizations

Public Hospitals — Ministry of Health
Alexandra Hospital Ingersoll	Erie Shores HealthCare
Alexandra Marine & General Hospital	Espanola General Hospital
Almonte General Hospital	Four Counties Health Services
Anson General Hospital	Georgian Bay General Hospital
Arnprior Regional Health	Geraldton District Hospital
Atikokan Health and Community Services	Grand River Hospital
Baycrest Hospital	Groves Memorial Community Hospital
Bingham Memorial Hospital	Guelph General Hospital
Blanche River Health	Haldimand War Memorial Hospital
Bluewater Health	Haliburton Highlands Health Services Corporation
Brant Community Healthcare System	Halton Healthcare Services Corporation
Brightshores Health System	Hamilton Health Sciences Corporation
Brockville General Hospital	Hanover & District Hospital
Bruyère Continuing Care Inc.	Headwaters Health Care Centre
Cambridge Memorial Hospital	Health Sciences North
Campbellford Memorial Hospital	Holland Bloorview Kids Rehabilitation Hospital
Carleton Place & District Memorial Hospital	Hôpital Général de Hawkesbury and District General Hospital Inc.
Casey House Hospice	Hôpital Glengarry Memorial Hospital
Chatham-Kent Health Alliance	Hôpital Montfort
Children’s Hospital of Eastern Ontario – Ottawa Children’s Treatment Centre	Hôpital Notre-Dame Hospital (Hearst)
Clinton Public Hospital	Hornepayne Community Hospital
Collingwood General and Marine Hospital	Hospital for Sick Children
Cornwall Community Hospital	Hôtel-Dieu Grace Healthcare
Deep River & District Health	Humber River Health
Dryden Regional Health Centre	Joseph Brant Hospital

[2] Toronto Waterfront Revitalization Corporation (Waterfront Toronto) is a government partnership with Ontario having one-third interest.

Consolidated Financial Statements, 2023–2024	111

Province of Ontario Schedule 8: Government Organizations[1]

Public Hospitals — Ministry of Health (cont’d)

Kemptville District Hospital	Seaforth Community Hospital
Kingston Health Sciences Centre	Sensenbrenner Hospital
Lady Dunn Health Centre	Services de santé de Chapleau Health Services
Lady Minto Hospital, Cochrane	Sinai Health System
Lake of the Woods District Hospital	Sioux Lookout Meno Ya Win Health Centre
Lakeridge Health	Smooth Rock Falls Hospital
Lennox and Addington County General Hospital	South Bruce Grey Health Centre
Listowel Memorial Hospital	South Huron Hospital Association
London Health Sciences Centre	Southlake Regional Health Centre
Mackenzie Health	St. Francis Memorial Hospital
Manitoulin Health Centre	St. Joseph’s Care Group
Mattawa General Hospital	St. Joseph’s Continuing Care Centre, Centre of Sudbury
Muskoka Algonquin Healthcare	St. Joseph’s General Hospital, Elliot Lake
Niagara Health System	St. Joseph’s Health Care, London
Nipigon District Memorial Hospital	St. Joseph’s Health Centre Guelph
Norfolk General Hospital	St. Joseph’s Healthcare Hamilton
North Bay Regional Health Centre	St. Mary’s General Hospital
North Shore Health Network	St. Marys Memorial Hospital
North of Superior Healthcare Group	St. Thomas Elgin General Hospital
North Wellington Health Care Corporation	Stevenson Memorial Hospital
North York General Hospital	Stratford General Hospital
Northumberland Hills Hospital	Strathroy Middlesex General Hospital
Oak Valley Health	Sunnybrook Health Sciences Centre
Orillia Soldiers’ Memorial Hospital	Temiskaming Hospital
Ottawa Hospital	Thunder Bay Regional Health Sciences Centre
Pembroke Regional Hospital Inc.	Tillsonburg District Memorial Hospital
Perth and Smiths Falls District Hospital	Timmins and District Hospital
Peterborough Regional Health Centre	Toronto East Health Network
Providence Care Centre (Kingston)	Trillium Health Partners
Queensway Carleton Hospital	Unity Health Toronto
Quinte Healthcare Corporation	University Health Network
Red Lake Margaret Cochenour Memorial Hospital Corporation	University of Ottawa Heart Institute
Religious Hospitallers of St. Joseph of Cornwall, Ontario	Weeneebayko Area Health Authority
Religious Hospitallers of St. Joseph of the Hotel Dieu of St. Catharines	West Haldimand General Hospital
Renfrew Victoria Hospital	West Nipissing General Hospital
Riverside Health Care Facilities Inc.	West Park Healthcare Centre
Ross Memorial Hospital	West Parry Sound Health Centre
Royal Victoria Regional Health Centre	William Osler Health System
Runnymede Healthcare Centre	Winchester District Memorial Hospital
Salvation Army Toronto Grace Health Centre	Windsor Regional Hospital
Sante Manitouwadge Health	Wingham and District Hospital
Sault Area Hospital	Women’s College Hospital
Scarborough Health Network	Woodstock Hospital

Specialty Psychiatric Hospitals — Ministry of Health

Centre for Addiction and Mental Health	Royal Ottawa Health Care Group

Ontario Shores Centre for Mental Health Sciences	Waypoint Centre for Mental Health Care

112	Consolidated Financial Statements, 2023–2024

Province of Ontario Schedule 8: Government Organizations [1]

School Boards — Ministry of Education

Algoma District School Board	KidsAbility School Authority
Algonquin & Lakeshore Catholic District School Board	Lakehead District School Board
Avon Maitland District School Board	Lambton Kent District School Board
Bloorview School Authority	Limestone District School Board
Bluewater District School Board	London District Catholic School Board
Brant Haldimand Norfolk Catholic District School Board	Moose Factory Island District School Area Board
Bruce-Grey Catholic District School Board	Moosonee District School Area Board
Catholic District School Board of Eastern Ontario	Near North District School Board
CHEO School Authority	Niagara Catholic District School Board
Conseil des écoles publiques de l’Est de l’Ontario	Niagara Peninsula Children’s Centre School Authority
Conseil scolaire catholique MonAvenir	Nipissing-Parry Sound Catholic District School Board
Conseil scolaire catholique Providence	Northeastern Catholic District School Board
Conseil scolaire de district catholique de l’Est ontarien	Northwest Catholic District School Board
Conseil scolaire de district catholique des Aurores boréales	Ottawa Catholic District School Board
Conseil scolaire de district catholique des Grandes Rivières	Ottawa-Carleton District School Board
Conseil scolaire de district catholique du Centre-Est de l’Ontario	Peel District School Board
Conseil scolaire de district catholique du Nouvel-Ontario	Penetanguishene Protestant Separate School Board
Conseil scolaire de district catholique Franco-Nord	Peterborough Victoria Northumberland and Clarington Catholic District School Board
Conseil scolaire public du Grand Nord de l’Ontario	Rainbow District School Board
Conseil scolaire public du Nord-Est de l’Ontario	Rainy River District School Board
Conseil scolaire Viamonde	Renfrew County Catholic District School Board
Consortium Centre Jules-Léger	Renfrew County District School Board
District School Board of Niagara	Simcoe County District School Board
District School Board Ontario North East	Simcoe Muskoka Catholic District School Board
Dufferin-Peel Catholic District School Board	St. Clair Catholic District School Board
Durham Catholic District School Board	Sudbury Catholic District School Board
Durham District School Board	Superior North Catholic District School Board
Grand Erie District School Board	Superior-Greenstone District School Board
Grandview School Authority	Thames Valley District School Board
Greater Essex County District School Board	Thunder Bay Catholic District School Board
Halton Catholic District School Board	Toronto Catholic District School Board
Halton District School Board	Toronto District School Board
Hamilton-Wentworth Catholic District School Board	Trillium Lakelands District School Board
Hamilton-Wentworth District School Board	Upper Canada District School Board
Hastings and Prince Edward District School Board	Upper Grand District School Board
Huron-Perth Catholic District School Board	Waterloo Catholic District School Board
Huron-Superior Catholic District School Board	Waterloo Region District School Board
James Bay Lowlands Secondary School Board	Wellington Catholic District School Board
John McGivney Children’s Centre School Authority	Windsor-Essex Catholic District School Board
Kawartha Pine Ridge District School Board	York Catholic District School Board
Keewatin-Patricia District School Board	York Region District School Board
Kenora Catholic District School Board

Consolidated Financial Statements, 2023–2024	113

Province of Ontario Schedule 8: Government Organizations [1]

Colleges — Ministry of Colleges and Universities
Algonquin College of Applied Arts and Technology	Humber College Institute of Technology and Advanced Learning
Cambrian College of Applied Arts and Technology	Lambton College of Applied Arts and Technology
Canadore College of Applied Arts and Technology	Loyalist College of Applied Arts and Technology
Centennial College of Applied Arts and Technology	Mohawk College of Applied Arts and Technology
Collège Boréal d’arts appliqués et de technologie	Niagara College of Applied Arts and Technology
Collège d’arts appliqués et de technologie La Cité collégiale	Northern College of Applied Arts and Technology
Conestoga College Institute of Technology and Advanced Learning	Sault College of Applied Arts and Technology
Confederation College of Applied Arts and Technology	Seneca College of Applied Arts and Technology
Durham College of Applied Arts and Technology	Sheridan College Institute of Technology and Advanced Learning
Fanshawe College of Applied Arts and Technology	Sir Sandford Fleming College of Applied Arts and Technology
George Brown College of Applied Arts and Technology	St. Clair College of Applied Arts and Technology
Georgian College of Applied Arts and Technology	St. Lawrence College of Applied Arts and Technology

Children’s Aid Societies — Ministry of Children, Community and Social Services

Bruce Grey Child and Family Services	Family and Children’s Services of St. Thomas and Elgin
Catholic Children’s Aid Society of Hamilton	Family and Children’s Services of Frontenac Lennox and Addington
Child and Family Services of Grand Erie	Family and Children’s Services of Lanark Leeds and Grenville
Children & Family Services for York Region	Family and Children’s Services of Renfrew County
Children’s Aid Society of Algoma	Family and Children’s Services of the Waterloo Region
Children’s Aid Society of London and Middlesex	Halton Children’s Aid Society
Children’s Aid Society of Ottawa	Hamilton Child and Family Supports
Children’s Aid Society of Oxford County	Highland Shores Children’s Aid Society
Children’s Aid Society of the City of Guelph & The County of Wellington	Huron-Perth Children’s Aid Society
Children’s Aid Society of the City of Sarnia and the County of Lambton	Jewish Family and Child Service of Greater Toronto
Children’s Aid Society of the District of Nipissing and Parry Sound	Kawartha-Haliburton Children’s Aid Society
Children’s Aid Society of the Districts of Sudbury and Manitoulin	Kenora-Rainy River Districts Child and Family Services
Children’s Aid Society of the Niagara Region	Linck, Child Youth and Family Supports
Children’s Aid Society of the Region of Peel	North Eastern Ontario Family and Children’s Services
Children’s Aid Society of the United Counties of Stormont-Dundas-Glengarry	Simcoe Muskoka Child Youth and Family Services
Children’s Aid Society of Thunder Bay	The Catholic Children’s Aid Society of Toronto
Children’s Aid Society of Toronto	Valoris for Children and Adults of Prescott-Russell
Dufferin Child and Family Services	Windsor-Essex Children’s Aid Society
Durham Children’s Aid Society

114	Consolidated Financial Statements, 2023–2024

Province of Ontario Schedule 9: Government Business Enterprises[1] Summary financial information of Government Business Enterprises is provided below

For the year ended March 31, 2024 ($ Millions)	Hydro One Limited[2]	iGaming Ontario	Liquor Control Board of Ontario	Ontario Cannabis Retail Corporation	Ontario Lottery and Gaming Corporation	Ontario Power Generation Inc.	2024 Total	2023 Total

Assets

Cash and Temporary Investments	686	173	633	515	459	1,083	3,549	3,081

Accounts Receivable	882	67	104	3	395	844	2,295	2,509

Inventories	–	–	618	99	38	373	1,128	1,086

Prepaid Expenses	–	1	41	1	21	338	402	256

Fixed Assets	25,312	–	1,068	4	798	37,503	64,685	60,642

Other Assets	8,616	–	–	42	290	27,801	36,749	35,318

Total Assets	35,496	241	2,464	664	2,001	67,942	108,808	102,892

Liabilities

Accounts Payable	1,604	68	1,089	167	422	2,108	5,458	4,913

Dividends Payable	–	–	–	78	–	–	78	–

Notes Payable	497	–	–	–	–	–	497	806

Deferred Revenue	–	–	–	–	162	393	555	565

Long-Term Debt	16,205	–	797	43	76	9,828	26,949	24,831

Other Liabilities	5,280	59	–	39	672	29,527	35,577	35,503

Total Liabilities	23,586	127	1,886	327	1,332	41,856	69,114	66,618

Net Assets before Non-Controlling Interest	11,910	114	578	337	669	26,086	39,694	36,274

Non-Controlling Interest	(6,340)	–	–	–	–	(187)	(6,527)	(6,314)

Net Assets after Non-Controlling Interest	5,570	114	578	337	669	25,899	33,167	29,960

Revenue	3,737	2,208	7,499	1,639	9,509	6,979	31,571	29,386

Expenses	3,236	2,032	4,925	1,395	7,141	5,415	24,144	23,253

Net Income	501	176	2,574	244	2,368	1,564	7,427	6,133

Consolidated Financial Statements, 2023–2024	115

Province of Ontario Schedule 9: Government Business Enterprises[1] (cont’d) Summary financial information of Government Business Enterprises is provided below

For the year ended March 31, 2024 ($ Millions)	Hydro One Limited[2]	iGaming Ontario	Liquor Control Board of Ontario	Ontario Cannabis Retail Corporation	Ontario Lottery and Gaming Corporation	Ontario Power Generation Inc.	2024 Total	2023 Total

Net Income	501	176	2,574	244	2,368	1,564	7,427	6,133

Net Assets (Liabilities) at Beginning of Year before Accumulated Other Comprehensive Loss (AOCI)	5,443	87	444	458	562	22,884	29,878	28,966

Increase (Decrease) in Fair Value of Ontario Nuclear Funds (Note 10)	–	–	–	–	–	1,138	1,138	(37)

Contribution (Deficit)/Surplus – OPG	–	–	–	–	–	(2)	(2)	(2)

Deferred Gain Adjustments	–	–	–	–	–	(29)	(29)	–

Equity Impact – IFRS Adjustment for Ontario Power Generation’s Pension, Other Employee Future Benefits Liabilities and Other Costs	–	–	–	–	–	271	271	295

Remittances to Consolidated Revenue Fund	(335)	(149)	(2,430)	(365)	(2,261)	–	(5,540)	(5,477)

Net Assets before AOCI	5,609	114	588	337	669	25,826	33,143	29,878

AOCI at Beginning of Year	(50)	-	(4)	-	-	136	82	(165)

Other Comprehensive Income (Loss)	11	-	(6)	-	-	(63)	(58)	247

AOCI at Year End	(39)	-	(10)	-	-	73	24	82

Net Assets	5,570	114	578	337	669	25,899	33,167	29,960
[1]	Amounts reported using International Financial Reporting Standards (IFRS).
[2]	As at March 31, 2024, Ontario owned approximately 47.1 per cent (2022–23, 47.2 per cent) of Hydro One Limited.

 Province of Ontario

 Schedule 9: Government Business Enterprises[1] (cont’d)

Material balances with entities included in the government’s reporting entity reported in the Consolidated Statement of Financial Position.

As at March 31 ($ Millions)	2024	2023

Financial Assets	989	1,022

Debts	2,253	2,662

Other Liabilities	426	472
[1]	Amounts reported using International Financial Reporting Standards (IFRS).

116	Consolidated Financial Statements, 2023–2024

Repayment schedule for long-term debts contracted with third parties.
			Payments to be made in:
As at March 31 ($ Millions)	2024	2023	2025	2026	2027	2028	2029	2030 and thereafter

Hydro One Limited	16,245	14,251	2,350	425	1,175	–	4,635	7,660

Ontario Power Generation Inc.	10,063	7,645	796	674	530	254	505	7,304

Ontario Cannabis Retail Corporation	50	47	5	5	4	3	3	30

Total	26,358	21,943	3,151	1,104	1,709	257	5,143	14,994

Hydro One Limited

The principal business of Hydro One Limited is the transmission and distribution of electricity to customers within Ontario. Hydro One is Ontario’s largest electricity transmission and distribution utility and is required to deliver electricity safely and reliably to approximately 1.5 million customers across Ontario. It is regulated by the Ontario Energy Board.

iGaming Ontario

On April 4, 2022, iGaming Ontario (iGO) launched the new market for online gaming in Ontario. iGO is responsible for conducting and managing the online gaming schemes in accordance with the Criminal Code (Canada) and the Gaming Control Act, 1992.

Liquor Control Board of Ontario

The Liquor Control Board of Ontario (LCBO) regulates the purchase, sale and distribution of liquor for home consumption and liquor sales to licensed establishments through LCBO stores, Brewers Retail stores and winery retail stores throughout Ontario. The LCBO buys wine and liquor products for resale to the public, tests all products sold and establishes prices for beer, wine and spirits.

Ontario Cannabis Retail Corporation

The Ontario Cannabis Retail Corporation, operating as the Ontario Cannabis Store (OCS), is the provincial online retailer of recreational cannabis and the exclusive wholesaler of recreational cannabis to Ontario’s authorized private retail stores.

Ontario Lottery and Gaming Corporation

The Ontario Lottery and Gaming Corporation (OLG) conducts and manages gaming on behalf of the Province of Ontario, including: lottery, casinos, electronic bingo, and its internet gaming site, OLG.ca. Private service providers operate most OLG casinos. OLG continues to integrate horse racing into its gaming strategy, including the administration of ongoing funding.

Ontario Power Generation Inc.

The principal business of Ontario Power Generation Inc. (OPG) is the generation and sale of electricity in the Ontario wholesale market and in the interconnected markets of Quebec, Manitoba and the Northeast and Midwest United States.

Consolidated Financial Statements, 2023–2024	117

Province of Ontario Schedule 10: Fees, Donations and Other Revenues from Broader Public Sector Organizations

Sectors	Hospitals		School Boards		Colleges		Children’s Aid Societies		Total

For the year ended March 31 ($ Millions)	2024	2023	2024	2023 Restated (Note 17)	2024	2023 Restated (Note 17)	2024	2023	2024	2023 Restated (Note 17)

Fees	1,405	1,437	265	235	5,915	4,434	3	3	7,588	6,109

Ancillary Services	736	652	509	275	323	269	3	4	1,571	1,200

Grants and Donations for Research and Other Purposes	1,389	1,207	6	3	194	127	32	28	1,621	1,365

Sales and Rentals	462	459	206	218	63	90	5	7	736	774

Recognition of Deferred Capital Contributions	421	411	65	29	75	77	1	1	562	518

Miscellaneous	300	599	517	619	148	161	28	150	993	1,529

Total	4,713	4,765	1,568	1,379	6,718	5,158	72	193	13,071	11,495

118	Consolidated Financial Statements, 2023–2024

GUIDE TO THE PUBLIC ACCOUNTS

The Public Accounts of the Province of Ontario comprise this Annual Report and supplementary information.

The Annual Report includes a Financial Statement Discussion and Analysis, the Consolidated Financial Statements of the Province and other supporting schedules and disclosures.

Financial Statement Discussion and Analysis

The first section of the Annual Report is the Financial Statement Discussion and Analysis section, which:

●	Compares Ontario’s financial results to both the 2023 Budget and the financial results for the previous year;

●	Shows trends in key financial items and indicators of financial condition;

●	Sets out key potential risks to financial results and strategies used to manage them;

●	Includes descriptions of various assets and liabilities on the statement of financial position; and

●	Presents non-financial activities results and discusses important initiatives related to enhancing transparency and accountability.

Consolidated Financial Statements

The Consolidated Financial Statements show Ontario’s financial position at the end of the previous fiscal year, its financial activities during the reporting period and its financial position at the end of the reporting fiscal year. The statements are linked, and figures that appear in one statement may affect another.

Ontario’s financial statements are presented on a consolidated basis, meaning that Ontario’s statement of financial position and statement of operations reflect the combination of ministry results, as well as financial results for entities that are controlled by the government (see Note 1 to the Consolidated Financial Statements for more details). Therefore, Ontario’s reported revenues and expenses can be affected directly by the activities of ministries as well as the performance of controlled entities such as Government Business Enterprises and broader public sector organizations, i.e., hospitals, school boards, colleges and children’s aid societies. In addition, Ontario’s results are also affected by transfer payments made to non-consolidated entities, such as municipalities and universities.

Consolidated Financial Statements, 2023–2024	119

The financial statements comprise:

●

The Consolidated Statement of Operations, which provides a summary of the Province’s revenue for the period less its expenses and shows whether the government incurred an operating deficit or surplus for the year. The results for the current year are presented along with the Budget Plan, and the financial results for the prior fiscal period. The annual surplus/deficit has an impact on Ontario’s financial position.

●

The Consolidated Statement of Financial Position reports Ontario’s assets and liabilities and is also known as the balance sheet. Ontario’s total liabilities include debt and other long-term financing. Financial assets include cash, portfolio investments, amounts due from others and investment in GBEs. The difference between total liabilities and financial assets is Ontario’s net debt, which provides a measure of the Province’s revenues that will be required to pay for the Province’s past transactions. Non-financial assets, mainly tangible capital assets such as highways, bridges and buildings, are subtracted from net debt to arrive at the accumulated deficit/surplus. A deficit/surplus in the year increases/decreases the accumulated deficit/surplus.

●

The Consolidated Statement of Change in Net Debt, which shows how Ontario’s net debt position changed during the year. The main factors impacting net debt are the annual surplus/deficit and additions to tangible capital assets.

●

The Consolidated Statement of Change in Accumulated Deficit/Surplus, which is a cumulative total of all Ontario’s annual deficits and surpluses to date. It is mainly affected by the annual surplus/deficit in a year.

●

The Consolidated Statement of Cash Flow, which shows the sources and uses of cash and cash equivalents over the year. Two major sources of cash are revenues and borrowings. Uses of cash include funding for operating costs, investments in capital assets and debt repayment. The statement is presented in what is referred to as the indirect method, meaning that it starts with the annual surplus or deficit and reconciles that to the cash flow from operations by adding or subtracting non-cash items, such as amortization of tangible capital assets. It also shows cash used to acquire tangible capital assets and portfolio investments, as well as cash generated from financing activities.

●

The Consolidated Statement of Remeasurement Gains and Losses, which shows the change in values of financial assets and financial liabilities arising from their remeasurement at current exchange rates and/or fair value.

When reading the Consolidated Financial Statements, it is essential to also read the accompanying notes and schedules, which summarize Ontario’s significant accounting policies and provide additional information on underlying financial activities, market value of investments, contractual obligations and risks.

120	Consolidated Financial Statements, 2023–2024

Other Elements of the Annual Report

●

In the Statement of Responsibility, the government acknowledges its responsibility for the Consolidated Financial Statements and the Financial Statement Discussion and Analysis. The Statement, which appears on page 2, outlines the accounting policies and practices used in preparing the financial statements and acknowledges the government’s responsibility for financial management systems and controls.

●

The Auditor General’s Report, which appears on page 45, expresses an opinion under the Auditor General Act as to whether the statements fairly present the annual financial results and financial position of the government in accordance with Canadian public sector accounting standards.

Supplementary Information

The Ministry Statements and Schedules contains ministry statements and detailed schedules of debt and other items. Individual ministry statements compare actual expenses to the amounts appropriated by the Legislative Assembly. Appropriations are made through the Estimates, Supplementary Estimates and the annual Supply Act, 2024 (as modified by Treasury Board Orders), as well as other statutes and special warrants, if any. The ministry statements include amounts appropriated to fund certain provincial organizations, including hospitals, school boards, colleges and children’s aid societies. The financial results of all provincial organizations included in the government reporting entity in accordance with public sector accounting standards are consolidated with those of Ontario to produce the Consolidated Financial Statements in accordance with the accounting policies as described in Note 1 to the statements.

The Detailed Schedules of Payments contains the details of payments made by ministries to vendors (including sales tax) and transfer payment recipients that exceed certain thresholds, including: payments to suppliers of temporary help services; payments made directly to a supplier by the ministry for employee benefits; travel payments for employees; total payments for grants, subsidies or assistance to persons, businesses, non-commercial institutions and other government bodies; other payments to suppliers of goods and services; and statutory payments.

As of 2018–19, the Financial Statements of Government Organizations and Business Enterprises no longer form a part of the Public Accounts. Individual statements of significant provincial corporations, boards and commissions that are part of the government’s reporting entity, as well as other miscellaneous financial statements are available via web link to the organization’s website through ontario.ca/publicaccounts or upon request.

Consolidated Financial Statements, 2023–2024	121

GLOSSARY

Note: The definitions of the terms in the glossary are provided for clarification and assisting readers of the 2023–24 Annual Report. The descriptions do not affect or alter the meaning of any term under law. The glossary does not form part of the audited Consolidated Financial Statements.

Accretion: the increase in the carrying amount of a liability for asset retirement obligations due to the passage of time. Accretion expense is incurred when liability is discounted to its present value and consequently, the discount is unwound over time.

Accumulated Amortization: the total amortization that has been recorded over the life of an asset to date. The asset’s total cost less the accumulated amortization gives the asset’s net book value.

Accumulated Deficit: the difference between liabilities and assets. It represents the total of all past annual deficits minus all past annual surpluses, including prior-period adjustments.

Amortized Cost: the amount at which a financial asset or a financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

Appropriation: an authority of the Legislative Assembly to pay money out of the Consolidated Revenue Fund or to incur a non-cash expense.

Annual Report: includes the Financial Statement Discussion and Analysis, the Consolidated Financial Statements of the Province of Ontario and other supporting schedules and disclosures.

Asset Retirement Obligation(s) (ARO): arises from a legal obligation associated with the retirement (permanent removal) of a tangible capital asset (TCA). These obligations are predictable, likely to occur and unavoidable.

Broader Public Sector (BPS): public hospitals, specialty psychiatric hospitals, school boards, colleges and children’s aid societies. For financial statement purposes, universities and other organizations such as municipalities are excluded because they do not meet the criteria of government organizations as recommended by the Public Sector Accounting Board (PSAB) of the Chartered Professional Accountants of Canada (CPA Canada).

Canada Health Transfer (CHT): a federal transfer provided to each province and territory in support of health care.

Canada Social Transfer (CST): a federal transfer provided to each province and territory in support of postsecondary education, social assistance and social services, including early childhood development, early learning and child care.

Capital Gain: the profit arising from the sale or transfer of capital assets or investments. For accounting purposes, it is the proceeds or market value received less the net book value of the capital asset or investment.

Capital Lease: a lease that, from the point of view of the lessee, transfers substantially all the benefits and risks incident to ownership of property to the lessee.

122	Consolidated Financial Statements, 2023–2024

Combined Consideration (under P3): a public sector entity’s liability for the design, build, acquisition or betterment of infrastructure could result from a combination of the financial liability model and user-pay model. In such circumstances, the entity would recognize both a financial liability and a performance obligation.

Consolidated Revenue Fund (CRF): the aggregate of all public monies on deposit to the credit of the Ontario Minister of Finance or in the name of any agency of the Crown approved by the Lieutenant Governor in Council. Payments made from the CRF must be appropriated by a statute. See Appropriation for further details.

Consolidation: the inclusion of the financial results of government-controlled organizations in Ontario’s Consolidated Financial Statements.

Consumer Price Index (CPI): a broad measure of the cost of living. Through the monthly CPI, Statistics Canada tracks the retail price of a representative shopping basket of goods and services from an average household’s expenditure: food, housing, transportation, furniture, clothing and recreation. The percentage of the total basket that any item occupies is termed the “weight” and reflects typical consumer spending patterns. Since people tend to spend more on food than clothing, changes in the price of food have a bigger impact on the index than, for example, changes in the price of clothing and footwear.

Contingency Fund: an amount of expense that is approved by the Legislative Assembly at the beginning of the year to cover higher spending due to unforeseen events. This approved spending limit is allocated during the year to ministries for their programs and activities. The actual costs incurred are charged to the respective programs and activities and not to the contingency fund. Therefore, the contingency fund as at the end of Ontario’s fiscal year is nil. See Reserve for further details.

Contingent Liabilities: possible obligations that may result in the future sacrifice of economic benefits arising from existing conditions or situations involving uncertainty, which will ultimately be resolved when one or more future events not wholly within the government’s control occur or fail to occur. Resolution of the uncertainty will confirm the incurrence or non-incurrence of a liability.

Contractual Obligations: obligations of a government to others that will become liabilities when the terms of any contract or agreement, which the government had entered into, are met.

Debenture: a debt instrument where the issuer promises to pay interest and repay the principal by the maturity date. It is unsecured, meaning there is no lien on any specific asset.

Debt: an obligation resulting from the borrowing of money.

Deferred Capital Contribution: the unamortized portion of tangible capital assets or liabilities to construct or acquire tangible capital assets from specific funding received from other levels of government or third parties. Deferred capital contribution is recorded in revenue over the estimated useful life of the underlying tangible capital assets once constructed or acquired by Ontario.

Deferred Revenue: unspent externally restricted grants from other levels of government and third parties for operating activities. Deferred revenues are recorded into revenue in the period in which the amount received is used for the purposes specified.

Deficit: the amount by which government expenses exceed revenues in any given year. On a forecast basis, a reserve may be included.

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Derecognition: the removal of previously recognized financial assets or financial liabilities from a government’s statement of financial position.

Derivatives: financial contracts that derive their value from other underlying instruments. Ontario uses derivatives including swaps, forward foreign exchange contracts, forward rate agreements, futures and options to hedge and minimize interest costs.

Effective Interest Method: a method used to calculate the amortized cost of a financial asset or financial liability (or group of financial assets or financial liabilities) and to allocate interest income or interest expense over the relevant period.

Exchange transactions: transactions where goods or services are provided to a payor for consideration. These transactions include performance obligations arising directly from a payment or promise of consideration by a payor.

Expected Average Remaining Service Life: total number of years of future services expected to be rendered by that group of employees divided by the number of employees in the group.

Fair Value: the price that would be agreed upon in an arm’s length transaction and in an open market between knowledgeable, willing parties who are under no compulsion to act. It is not the effect of a forced or liquidation sale.

Financial Assets: assets that could be used to discharge existing liabilities or finance future operations and are not for consumption in the normal course of operations. Financial assets include cash; an asset that is convertible to cash; a contractual right to receive cash or another financial asset from another party; portfolio investment; a financial claim on an outside organization or individual; and inventory for sale.

Financial Instrument: liquid asset, equity security in an entity or a contract that gives rise to a financial asset of one contracting party and a financial liability or equity instrument of the other contracting party.

Financial Liability Model (under P3): a type of public private partnership arrangement where the private sector partner designs, builds, finances, operates, and/or maintains infrastructure in exchange for a contractual right to receive cash or other financial assets. A liability resulting from this model is a financial liability.

Fiscal Plan: an outline of the government’s consolidated revenue and expense plan for the upcoming fiscal year and the medium term, including information on the projected surplus/deficit. The plan is formally presented in the Budget, which the government presents in the spring of each year and is updated, as required, during the year. The fiscal plan numbers can be different from the expenditures outlined in the Estimates.

Fiscal Year: the Province of Ontario’s fiscal year runs from April 1 of a year to March 31 of the following year.

Floating Rate Notes (FRNs): debt instruments that bear a variable rate of interest.

Forward Contract: a contract that obligates one party to buy, and another party to sell, a specified amount of a particular asset at a specified price, on a given date in the future.

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Forward Rate Agreement: a forward contract that specifies the rate of interest, usually short term, to be paid or received on an obligation beginning at a future start date.

Fund: fiscal and accounting entity segregated for the purpose of carrying on specific activities, or attaining certain objectives in accordance with special regulations, restrictions or limitations.

Futures: an exchange-traded contract that confers an obligation to buy or sell a physical or financial commodity at a specified price and amount on a future date.

Government Business Enterprise: government organizations that: i) are separate legal entities with the power to contract in their own name and that can sue and be sued; ii) have the financial and operating authority to carry on a business; iii) have as their principal activity and source of revenue the selling of goods and services to individuals and non-government organizations; and iv) are able to maintain their operations and meet obligations from revenues generated outside the government reporting entity.

Gross Domestic Product (GDP): the total unduplicated value of the goods and services produced in the economy of a country or region during a given period, such as a quarter or a year. Gross domestic product can be measured three ways: as total income earned in current production, as total final expenditures or as total net value added in current production.

Hedging: a strategy to minimize the risk of loss on an asset (or a liability) from market fluctuations such as interest rate or foreign exchange rate changes. This is accomplished by entering into offsetting commitments with the expectation that a future change in the value of the hedging instrument will offset the change in the value of the asset (or the liability).

Indemnity: an agreement whereby one party agrees to compensate another party for any loss suffered by that party. Ontario can either seek or provide indemnification.

Infrastructure: the facilities, systems and equipment required to provide public services and support private-sector economic activity including network infrastructure (e.g., roads, bridges, water and wastewater systems, large information technology systems), buildings (e.g., hospitals, schools, courts) and machinery and equipment (e.g., medical equipment, research equipment).

Legal Obligation: A clear duty or responsibility to another party under statute or contracts and agreements.

Liquid Reserve: comprises cash and short-term investments managed before consolidation with other government entities. It includes cash in Ontario’s bank accounts, money market securities and long-term bonds which have not been lent out through a sale and re-purchase agreement, adjusted for net pledged collateral.

Loan Guarantee: an agreement to pay all or part of the amount due on a debt obligation in the event of default by the borrower.

Net Book Value of Tangible Capital Assets: historical cost of tangible capital assets less both the accumulated amortization and the amount of any write-downs.

Net Debt: the difference between Ontario’s total liabilities and financial assets. It represents Ontario’s future revenue requirements to pay for past transactions and events.

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Nominal: an amount expressed in dollar terms without adjusting for changes in prices due to inflation or deflation. It is not a good basis for comparing values of GDP in different years, for which a “real” value expressed in constant dollars (i.e., adjusted for price changes) is needed. See Real GDP for further details.

Non-Exchange Transactions: transactions or events where there is no direct transfer of goods or services to a payor.

Non-Financial Assets: assets that normally do not generate cash capable of being used to repay existing debts. The non-financial assets of Ontario are tangible capital assets, prepaid expenses and inventories of supplies for consumption.

Non-Tax Revenue: revenue received by the government from external sources. This also includes revenues from the sale of goods and services, fines and penalties associated with the enforcement of government regulations and laws; fees and licences; royalties; profits from a self-sustaining Crown agency; and asset sales.

Ontario Disability Support Program (ODSP): a program designed to meet the unique needs of people with disabilities who are in financial need, or who want and are able to work and need support. The people of Ontario aged 65 years or older who are ineligible for Old Age Security may also qualify for ODSP supports if they are in financial need.

Option: a contract that confers the right, but not the obligation, to buy or sell a specific amount of a commodity, currency or security at a specific price, on a certain future date.

Pension Actuarial Accounting Valuation: a valuation performed by an actuary to measure the pension benefit obligations at the end of the period or a point in time. The valuation attributes the cost of the pension benefit obligations to the period the related services are rendered by the members.

Pension Statutory Actuarial Funding Valuation: a valuation performed by an actuary to determine whether a pension plan has sufficient money to pay for its obligations when they become due. The valuation determines the contributions required to meet the pension benefit obligations.

Performance Obligations: enforceable promises to provide specific goods or services to a specific payor.

Portfolio Investments: investments in organizations that do not form part of the government reporting entity.

Present Value: the current worth of one or more future cash payments, determined by discounting the payments using a given rate of interest.

Program Expense: total expense excluding interest on debt.

Public Accounts: the Consolidated Financial Statements of Ontario along with supporting statements and schedules as required by the Financial Administration Act.

Public Private Partnership (P3): an alternative finance and procurement model available to public sector entities, where the public sector entity procures infrastructure using a private sector partner. The private sector partners are committed to design, build and finance the infrastructure assets. Some P3 arrangements may also require the private sector partner to operate and/or maintain the assets over the term of the P3 contract.

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Purchased Intangible Assets: non-financial assets lacking physical substance that are purchased through an arm’s-length exchange transaction.

Real GDP: gross domestic product measured to exclude the impact of changing prices.

Recognition: the process of including an item in the financial statements of an entity.

Reserve: an amount included in the fiscal plan to protect the plan against unforeseen adverse changes in the economic outlook, or in the provincial revenue and expense. Actual costs incurred by the ministry, which pertain to the reserve, are recorded as expenses of that ministry. See Contingency Fund for further details.

Segment: a distinguishable activity or group of activities of a government for which it is appropriate to separately report financial information to help users of the financial statements identify the resources allocated to support the major activities of the government.

Sinking Fund Debenture: a debenture that is secured by periodic payments into a fund established to retire long-term debt.

Straight-Line Basis of Amortization: a method whereby the annual amortization expense is computed by dividing i) the historical cost of the asset by ii) the number of years the asset is expected to be used.

Surplus: the amount by which revenues exceed government expenses in any given year. On a forecast basis, a reserve may be included.

Tangible Capital Assets: physical assets including land, buildings, transportation infrastructure, vehicles, leased assets, machinery, furniture, equipment and information technology infrastructure and systems, and construction in progress.

Total Debt: Ontario’s total borrowings outstanding.

Total Expense: sum of program expense and interest on debt expense.

Transaction Price: the amount of consideration expected to receive in exchange for promised goods or services to a payor.

Transfer Payments: grants to individuals, organizations or other levels of government for which the government making the transfer does not:

●	Receive any goods or services directly in return, as would occur in a purchase or sale transaction;

●	Expect to be repaid, as would be expected in a loan; or

●	Expect a financial return, as would be expected in an investment.

Treasury Bills: short-term debt instrument issued by governments on a discount basis.

Unrealized Gain or Loss: an increase or decrease in the fair value of an asset accruing to the holder. Once the asset is disposed of or written off, the gain or loss is realized.

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User-Pay Model (under P3): a type of public private partnership arrangement where the private sector partner designs, builds, finances, operates, and/or maintains infrastructure in exchange for rights to charge end users. the public sector partner provides rights to earn revenue from third-party users or grants access to another revenue-generating asset. A liability resulting from this model is a performance obligation.

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SOURCES OF ADDITIONAL INFORMATION

Ontario Budget, Ontario Economic Outlook and Fiscal Review and Quarterly Finances

The Ontario government presents a Budget each year, usually in the early spring. This document outlines expected expense and revenue for the upcoming fiscal year.

The Ontario Economic Outlook and Fiscal Review is a mid-year fiscal update to the expense and revenue projections of the government.

The Quarterly Finances is a report on the performance of the government’s Budget for the fiscal year. It covers developments during a quarter and provides a revised outlook for the remainder of the year.

For an electronic copy of the Ontario Budget, the Ontario Economic Outlook and Fiscal Review or the Ontario Quarterly Finances, visit the Ontario Ministry of Finance website at: https://www.ontario.ca/page/ministry-finance

Estimates of the Province of Ontario

The government’s spending Estimates for the fiscal year commencing April 1 are presented to members of the Legislative Assembly following the presentation of the Ontario Budget by the Minister of Finance. The Estimates outline the spending plans of each ministry and are submitted for approval to the Legislative Assembly according to the Supply Act, 2024. For electronic access, go to: https://www.ontario.ca/page/expenditure-estimates

Ontario Finances

For electronic access, go to: https://www.ontario.ca/page/ontario-quarterly-finances

Ontario Economic Accounts

This quarterly report contains data on Ontario’s economic activity. For electronic access, go to: https://www.ontario.ca/page/ontario-economic-accounts

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Please address your comments on this report to: The Honourable Caroline Mulroney President of the Treasury Board, Room 4320, Fourth Floor, Whitney Block, 99 Wellesley Street West, Toronto, Ontario M7A 1W3 You can also send your comments to the Minister by electronic mail to: infotbs@ontario.ca To access this document online, visit Ontario.ca/publicaccounts © King’s Printer for Ontario, 2024 | ISSN 0381-2375 (Print) | ISSN 1913-5556 (Online)